UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K



(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER ~~000-23195~~ 1-33475

TIER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**94-3145844**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification No.)*

10780 PARKRIDGE BOULEVARD — 4th FLOOR, RESTON, VA 20191
(Address of principal executive offices) *(Zip code)*

Registrant's telephone number, including area code:
(571) 382-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
COMMON STOCK, $0.01 PAR VALUE	The NASDAQ STOCK MARKET, LLC

Securities Registered Pursuant to Section 12(g) of the Act
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of March 31, 2009, the aggregate market value of common stock held by non-affiliates of the registrant was $70,919,668, based on the closing sale price of the common stock on March 31, 2009, as reported on The NASDAQ Stock Market. As of November 4, 2009, there were 18,150,965 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Items 10, 11, 12, 13 and 14 of Part III (except for information required with respect to our executive officers, which is set forth under "Part I — Executive Officers") of this report, which will appear in our definitive proxy statement relating to our 2010 annual meeting of stockholders, is incorporated by reference into this report.

TIER TECHNOLOGIES, INC.
FORM 10-K

TABLE OF CONTENTS

PART I			**1**
ITEM 1	—	BUSINESS	1
ITEM 1A	—	RISK FACTORS	6
ITEM 1B	—	UNRESOLVED STAFF COMMENTS	11
ITEM 2	—	PROPERTIES	11
ITEM 3	—	LEGAL PROCEEDINGS	12
ITEM 4	—	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS	12
EXECUTIVE OFFICERS OF THE REGISTRANT			12
PART II			**13**
ITEM 5	—	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	13
ITEM 6	—	SELECTED FINANCIAL DATA	16
ITEM 7	—	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16
ITEM 7A	—	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	33
ITEM 8	—	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	34
		REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	35
ITEM 9	—	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	72
ITEM 9A	—	CONTROLS AND PROCEDURES	72
ITEM 9B	—	OTHER INFORMATION	74
PART III			**74**
ITEM 10	—	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	74
ITEM 11	—	EXECUTIVE COMPENSATION	74
ITEM 12	—	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	74
ITEM 13	—	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE	74
ITEM 14	—	PRINCIPAL ACCOUNTANT FEES AND SERVICES	74
PART IV			**75**
ITEM 15	—	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	75
SIGNATURES			78

Private Securities Litigation Reform Act Safe Harbor Statement

Certain statements contained in this report, including statements regarding the future development of and demand for our services and our markets, anticipated trends in various expenses, expected costs of legal proceedings, expectations for the divestitures of certain assets, and other statements that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These forward-looking statements relate to future events or our future financial and/or operating performance and can generally be identified as such because the context of the statement includes words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "shows," "predicts," "potential," "continue," or "opportunity," the negative of these words or words of similar import. These forward-looking statements are subject to risks and uncertainties, including the risks and uncertainties described and referred to under Item 1A — Risk Factors beginning on page 6, which could cause actual results to differ materially from those anticipated as of the date of this report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1 — *BUSINESS*

GENERAL

Tier Technologies, Inc., or Tier, is a leading provider of biller direct electronic payment solutions, through our primary brand Official Payments, which is accessed through our website www.OfficialPayments.com. These solutions provide payment services for Web, automated Interactive Voice Response, or IVR, call center and point-of-sale, or POS, environments. We offer our clients a front-end platform designed expressly for the biller direct market with a single source solution that simplifies the management of electronic payments. Our solutions include multiple enhanced payment services, including, consolidation of income payments, bill presentment, convenience payments, installment payments and flexible payment scheduling. We also offer our clients a range of payment choices, including credit and debit cards, electronic checks, cash and money orders, and emerging payment methods to meet the needs of their customers. By utilizing our solutions, clients can reduce, if not eliminate their management and expense of payment technology, PCI data security requirements, and compliance with other payment industry standards.

We perform these services in a variety of markets, which we refer to as verticals. Our current verticals include:

- Federal — which includes federal income and business tax payments;
- State and Local — which includes state and local income tax payments;
- Property Tax — which covers state and local real property tax;
- Utility;
- Education — which consists of services to post-secondary educational institutions; and
- Other — includes local government fines and fees, motor vehicle registration and payments, rent, insurance, K-12 meal pay and fee payments and personal property tax payments.

In January 2009 we acquired ChoicePay, Inc., which we refer to as ChoicePay. This acquisition allowed us to increase our footprint in the utility vertical as well as accelerate our access to new products and services as a result of technology provided by their operating platform. As of May 2009, ChoicePay was fully integrated into our company and does not operate as a standalone entity. The demand for our services has been driven by an increasing preference of consumers and merchants/billers to make payments electronically, increased acceptance of interactive voice response systems and contact management solutions, as well as by legislative mandates.

During fiscal 2009, we also provided services in two business areas which we are currently in the process of winding-down. While we continue to support our existing contracts, we are not pursuing new contracts. Those services include our Voice and Systems Automation, or VSA, support services for interactive voice response systems, including customization, installation and maintenance, and Public Pension Administration Systems, or Pension, which supported the design, development and implementation of pension applications for state, county and city governments. We substantially completed our work in our Pension business during fiscal 2009. We expect to complete our VSA business within the next three years.

Originally incorporated in 1991 in California, we reincorporated in Delaware effective July 15, 2005. We are headquartered in Reston, Virginia. As of September 30, 2009, our 222 employees and contractors provided services to over 3,900 clients nationwide.

ELECTRONIC PAYMENT SOLUTIONS

Our core business consists of our biller direct solutions which we refer to as Electronic Payment Solutions, or EPS. We offer our services using several pricing options such as transaction fee, convenience fee, flat fee, or client absorbed fee (fees paid directly by the client for all services, in lieu of those charges being paid by the constituent using the service), which can be billed as a percentage fee, a fixed fee, or some combination of both. As stated above, we provide services and solutions in several different verticals. Our client base includes the U.S. Internal Revenue Service, or IRS, 27 states, the District of Columbia and nearly 3,800 local governments and other public sector clients. We processed 14.9 million customer transactions, representing $6.9 billion in payments processed across all of our verticals during fiscal 2009. In certain instances, each customer transaction is composed of two sub-transactions, one for the payment and one for the fee. EPS accounted for 96.1% of our revenues from Continuing Operations for fiscal 2009.

Verticals

Federal — We provide businesses and individuals the opportunity to pay certain federal income and business tax obligations electronically via credit or debit cards. Payment options include all major credit cards: American Express®, Discover®, MasterCard®, Visa® and all debit cards. Payment channels include Internet, IVR, and Agent (a third-party provider who accepts payments on behalf of our client). The revenues we receive for these services are typically based on a percentage of dollars processed. During tax year 2008, we provided payment services for nine types of tax forms for the IRS. The leading form paid through our services is the individual IRS Form 1040, and when taxpayers submit this form, they typically pay the "balance due" on their taxes at the conclusion of the tax year. Based on the timing of tax obligation due dates, we typically see higher revenues during our second and third quarters within this payment vertical, primarily due to the April 15th federal income tax deadline for personal and business income tax payments. Our revenues from this vertical represented 26.0% of EPS revenues for fiscal year 2009. Our contract with the IRS to provide payment services for federal tax payments contributed 19.8% of our EPS revenue for fiscal year 2009.

State and Local — We offer a variety of electronic payment solutions to state and local governments for electronic payments for personal income taxes and business taxes These governments can provide electronic payment options to their constituents via Internet, IVR, Agent, POS, and wedge readers using all major credit cards (see above), debit cards and e-check. Based on the client contract, revenues can be earned in any of the pricing models mentioned above. Revenues earned within this vertical can be seasonal by nature, as due dates for various state and local taxes determine the timing of revenue earned. For fiscal year 2009, this vertical represented 8.2% of EPS revenue. None of our clients within this vertical contributed more than 10% to our total revenues for EPS for fiscal year 2009.

Property Tax — We offer a variety of electronic payment solutions to state and local governments for the collection of real property taxes. Electronic payment options include Internet, IVR, Agent, POS, and wedge readers using all major credit cards (see above), debit cards and e-check. Depending on the client contract, revenues can be earned in any of the pricing models mentioned above. As with any of our tax-based business, revenues earned are seasonal by nature, as due dates for various state and local taxes determine the timing of revenue. For fiscal year 2009, this vertical represented 29.5% of EPS revenue. None of our clients within this vertical contributed more than 10% to our total revenues for EPS for fiscal year 2009.

Utility — Within this vertical we allow customers and constituents of various companies and municipalities to pay their utility obligations electronically using all major credit cards (see above), debit card, e-check, cash or money order. The utility company customers can utilize the Internet, IVR, POS, Agent, Walk-up locations or Kiosks to make these payments. With the acquisition of ChoicePay in January 2009 our presence in the utilities market has increased during fiscal year 2009. For fiscal year 2009, this vertical represented 12.5% of EPS revenue. None of our clients within this vertical generated more than 10% of our EPS revenues for fiscal year 2009.

Education — Our solutions within the education vertical service post-secondary education institutions. Solutions we provide to these clients include electronic payment options for tuition and fee payments, housing and alumni donations. Individuals with obligations to post-secondary institutions may pay their obligations using all major credit cards (as above) and e-check via Internet, IVR and POS. Within this vertical, we offer electronic billing and installment payment plans to users. During fiscal year 2009, this vertical represented 10.2% of EPS revenue. None of our clients within this vertical generated more than 10% of our EPS revenues for fiscal year 2009.

Other — Our "other" vertical encompasses state and local courts and citations, rent payments and insurance payments for various entities, electronic payment options for meal and fee payments for K-12 educational institutions, plus personal property tax payments. Generally speaking, all major credit cards and e-check are accepted payment forms using the following payment channels: Internet, IVR, POS, Agent, and wedge readers. During fiscal year 2009, this vertical represented 13.6% of our EPS revenues.

Revenue Trends

As seen in the chart below, EPS revenue and transaction volumes have increased over the past five years. These increases are attributable to several factors: (1) the shift among federal, state and local governments, education institutions and private entities to electronic payment options, (2) organic growth, including adding new vertical and payment options, and (3) the acquisition of ChoicePay.

EPS Revenue and Transaction Trends



$ 140,000
130,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Revenue (thousands)
Revenue
Transactions
2,341
4,203
5,894
8,059
10,286
14,871
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Transactions (thousands)
FY2004
FY2005
FY2006
FY2007
FY2008
FY2009

Since launching our strategic plan in 2007, Tier management has invested in growing new verticals, especially education and utilities. We made these investments to provide a richer value proposition to our end-users by offering more billers and payment types that could be accessed through our primary site OfficialPayments.com and to diversify the risk to our investors by balancing concentration in vertical markets. We believe that the results of this strategy are reflected in our fiscal year 2009 performance. The federal income tax vertical which used to represent more than half of total company revenue is now less than 30% of EPS revenue. Our education and utilities verticals, which were small to non-existent in 2006, each now represent more than 10%of EPS revenue.

Vertical	Revenue Contribution Fiscal Year 2009	CAGR(1)
Federal	26.0%	(4.3)%
State and Local	8.2%	4.6%
Property Tax	29.5%	7.0%
Utility	12.5%	72.3%
Education	10.2%	61.8%
Other	13.6%	11.7%
Total	100.0%	11.3%

(1) Compound Annual Growth Rate of EPS Revenue for Fiscal Year 2007 to Fiscal Year 2009

WIND-DOWN OPERATIONS

As of September 30, 2009, our Wind-down operations consist of our VSA business from our former Government Business Process Outsourcing, or GBPO, segment whose operations are neither compatible with our long-term strategic direction nor complementary with the other business units that we divested. We have decided to complete, or in some cases extend, the term of existing contracts for that business. Our VSA business provides interactive voice response systems and support services, including customization, installation and maintenance. We service over 100 customers within this business. None of the VSA customers contributed more than 10% of our consolidated revenues.

At the beginning of fiscal 2009, we were completing work within our Pension business, formerly part of our Packaged Software Systems Integration, or PSSI, segment. This business provided services to support the design, development and implementation of pension applications for state, county and city governments. As of September 30, 2009, we have substantially completed work within this business.

DATA SECURITY

Tier takes the integrity and security of the financial information it processes on behalf of individuals, businesses and all entities seriously. We are PCI Data Security Standard and National Automated Clearing House Association compliant, meaning we have professional security standards in place to protect the information we obtain to process electronic payments. We also undergo an annual comprehensive audit by the IRS. Tier has secured or is in the process of securing Money Transmitter Licenses in every state where this legislation is applicable.

During fiscal 2009, our Board of Directors established a formal Data Security Committee of the Board of Directors. This committee's primary function is to act on behalf of the board in fulfilling data security management responsibilities as defined by applicable law and regulations, as well as policies and procedures developed internally by Tier management. The Data Security Committee oversees our work on identifying and evaluating security risks and implementing safeguards and programs on data security integrity and mitigation of security risks. This committee works with Tier management to enhance current, and develop new, technical policies and procedures which will strengthen security measures.

TECHNOLOGY

Throughout fiscal 2009, we have been working on consolidating our operating platforms and data centers, as well as our accounting platform, to enhance our efficiencies and provide a top-quality product to our clients and their customers. Our goal is to complete the consolidation during fiscal 2010 and begin retiring our present platforms thereafter. During fiscal 2009, we consolidated our back-office processes and functions in San Ramon, California and Tulsa, Oklahoma facilities with our Auburn, Alabama facility. That consolidation resulted in increased efficiencies and a reduction in overhead and duplicative operations and functions.

We believe enhancing our technology and consolidating our platforms will provide more robust features and functionality for our clients, including adding new products, additional payment options and payment channels, enhanced reporting and administrative management services, and enhanced customer self-service tools.

SEGMENT REPORTING

Tier manages and reports its business in two segments, Continuing Operations and Discontinued Operations. Our Continuing Operations consists of our EPS operations and our Wind-down operations. Our Discontinued Operations consists of portions of our former GBPO and PSSI segments, which we have sold. Detailed information about the profitability of our Continuing Operations can be found in Note 12 — Segment Information to our Consolidated Financial Statements. Information about our Discontinued Operations can be found in Note 15 — Discontinued Operations to our Consolidated Financial Statements.

SALES AND MARKETING

Our sales and marketing objective is to develop relationships with customers and clients that result in repeat long-term and cross-sale engagements. Throughout fiscal year 2009 our selling and marketing efforts have been dedicated to the growth of our EPS business. We have focused on upgrading our strategic information systems to allow us to establish direct relationships with end-users of our services, to grow transactions across verticals, and deepen the strength of our primary brand Official Payments. We will continue these initiatives in fiscal 2010 utilizing our dedicated sales force, network of partnerships, experienced marketing team, and our senior executive group. Members of our executive team have a wide range of industry contacts and established reputations in the electronic payments industry. They play a key role in developing, selling and managing major engagements. As a result of our market-focused sales approach, we believe that we are able to identify and qualify for opportunities quickly and cost-effectively.

We employ an integrated marketing strategy that creates broad-scale awareness to support targeted marketing initiatives to our existing and prospective customers and clients. These coordinated efforts are delivered by leveraging the resources and communication channels of our strategic partners, vertical clients and our own Official Payments communication channels. Our reliance on marketing partnerships has begun to diminish as Official Payments customer base and client footprint have grown and we have successfully developed our own online targeted communication channels including email, web promotion and cross sell initiatives.

INTELLECTUAL PROPERTY RIGHTS

Our success depends, in part, on protection of our methodologies, solutions and intellectual property rights. We rely upon a combination of nondisclosure, licensing and other contractual arrangements, as well as trade secret, copyright and trademark laws to protect our proprietary rights and the proprietary rights of third parties from whom we license intellectual property. We enter into nondisclosure agreements with all our employees, subcontractors and parties with whom we team. In addition, we control and limit distribution of proprietary information. We cannot assure that these steps will be adequate to deter the misappropriation of proprietary information or that we will be able to detect unauthorized use of this information and take appropriate steps to enforce our intellectual property rights.

We have developed and acquired proprietary software that is licensed to clients pursuant to license agreements and other contractual arrangements. We use intellectual property laws, including copyright and trademark laws, to protect our proprietary rights. Part of our business also develops software applications for specific client engagements and customizes existing software products for specific clients. Ownership of developed software and customizations to existing software is subject to negotiation with individual clients and is typically assigned to the client. In some situations, we may retain ownership or obtain a license from our client, which permits us or a third party to use and market the developed software or the customizations for the joint benefit of the client and us or for our sole benefit.

COMPETITION

The biller direct payments category is highly competitive and served by a wide array of organizations involved in transaction payment markets including Link2Gov, a subsidiary of FIS; RBS WorldPay; SallieMae Business Office Solutions; TouchNet Information Systems, Inc; Bill Matrix, a subsidiary of Fiserv; and Online Resources. We believe that the principal competitive factors in our markets include reputation, industry expertise, client breadth, speed of development and implementation, technical expertise, effective marketing programs, competitive pricing and the ability to deliver results.

AVAILABLE INFORMATION

Our Internet address is www.tier.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission, or SEC. Our SEC reports can be accessed through the Investor Relations section of our Web site. The information found on our Web site is not part of this or any other report we file with or furnish to the SEC.

ITEM 1A — *RISK FACTORS*

Investing in our common stock involves a degree of risk. You should carefully consider the risks and uncertainties described below in addition to the other information included or incorporated by reference in this annual report. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall.

The following factors and other risk factors could cause our actual results to differ materially from those contained in forward-looking statements in this Form 10-K.

We have incurred losses in the past and may not be profitable in the future. While we reported net income of $1.1 million in fiscal year 2005, we have reported net losses of $11.5 million in fiscal 2009, $27.4 million in fiscal 2008, $3.0 million in fiscal 2007, and $9.5 million in fiscal 2006.

Our revenues and operating margins may decline and may be difficult to forecast, which could result in a decline in our stock price. Our revenues, operating margins and cash flows are subject to significant variation from quarter to quarter due to a number of factors, many of which are outside our control. These factors include:

- economic conditions in the marketplace including recession;
- loss of significant clients;
- demand for our services;
- seasonality of business, resulting from timing of property tax payments and federal and state income tax payments;
- timing of service and product implementations;
- unplanned increases in costs;
- delays in completion of projects;
- intense competition;
- costs of compliance with laws and government regulations; and
- costs of acquisitions, consolidation and integration of new business and technology.

The occurrence of any of these factors may cause the market price of our stock to decline or fluctuate significantly, which may result in substantial losses to investors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and/or indicative of future performance. From time to time, our operating results may fail to meet analysts' and investors' expectations, which could cause a significant decline in the market price of our stock. Fluctuations in the price and trading volume of our stock may be rapid and severe and may leave investors little time to react. Other factors that may affect the market price of our stock include announcements of technological innovations or new products or services by competitors and general economic or political conditions, such as recession, acts of war or terrorism. Fluctuations in the price of our stock could cause investors to lose all or part of their investment.

Our income tax and property tax processing revenue has been negatively impacted by recent economic conditions and may continue to decline. As a result of the current global and U.S. economic conditions, including unemployment and real estate foreclosures, we have suffered a downturn in revenue in our property tax and income tax segments, due to decreased payments of federal income tax and property tax by taxpayers who pay taxes on our website and IVR payment processing systems. If current conditions do not improve, additional declines in revenue may occur, especially in the property tax and federal income tax segments, negatively impacting use of our services and our overall revenues.

We could suffer material revenue losses and liability in the event the divested business projects and contracts are not successfully concluded. We have completed divestment of certain operations and portions of the business including our former Financial Institutions Data Match services, State Systems Integration, Financial Management Systems and Unemployment Insurance operations. Certain divestitures include contractual earn outs and revenue sharing arrangements based on the buyers' successful operation of the businesses divested. If the businesses are not profitable or there are revenue shortfalls, we may not receive the expected benefits from the divestitures, which could have an adverse impact on our revenues. Additionally, we remain liable for certain obligations under some of the divested projects and their related contracts. In February 2009, we completed the sale of our Unemployment Insurance, or UI, business to RKV Technologies, Inc, or RKV. The sale was completed pursuant to an Asset Purchase Agreement dated February 6, 2009. As a part of the agreement, Tier is required to leave in place a $2.4 million performance bond on the continuing contract for the State of Indiana, or the State, for which RKV continues to provide services as a subcontractor to the prime contractor, Haverstick Corporation, or Haverstick. Subsequent to the sale, the State, Haverstick and RKV determined that the contract completion would be delayed and additional funding would be needed to complete the contract. Tier retains certain liabilities for completion of the project, and continues as the indemnitor under the performance bond. Tier is currently in discussions with the other parties regarding contributions to fund completion of the project. If this contract, or other divested contracts are not performed successfully, or if there is a claim of delay or breach in connection with services or products provided by either us or the acquiring company, liability could result causing damages, unanticipated costs, bond forfeitures and loss of revenue.

As a result of our divestitures and the transition to a primary focus on electronic payment solutions, our business is less diverse and therefore more vulnerable to changes affecting the electronic payments business generally. Our focus on electronic payment solutions going forward and the recent divestiture of the majority of our legacy business units unrelated to electronic payment solutions, including software licensing and government system integration businesses, has resulted in loss of historical revenue sources and a decrease in diversification of services and markets. In the event of a business downturn in the electronic payment solutions business due to increased competition, loss of clients, economic conditions, technology changes, or in the event of increased costs, disruption in services, a change in laws, or other events related to the electronic payment solutions business there could be a greater negative impact on our revenues than if we had retained our diverse businesses.

We could suffer material losses or significant disruption of our operations and business if we are not successful in integration and consolidation of our operations. We are consolidating and moving certain operations, facilities, departments, and positions as part of our strategic plan to save costs and eliminate duplicative operations and functions. We completed consolidation of the customer service/call center, client services, implementation services, and some information technology services from San Ramon, California, and Tulsa, Oklahoma, to our existing facility in Auburn, Alabama, and we consolidated financial operations to Reston, Virginia. If this restructuring and consolidation is not successful, we could suffer disruption of our operations, systems or services; incur a significant increase in costs; or suffer a loss of valuable staff and historical knowledge, which could have a material adverse impact on our business, significantly increase operating costs and result in operational weaknesses and compliance deficiencies. On January 27, 2009, we purchased substantially all of the assets of ChoicePay, Inc., an ePayments solution provider based in Tulsa, Oklahoma. The acquisition included intellectual property, the ChoicePay processing platform, systems, operations, services, products, clients, employees, and other resources. We may not be successful in integrating the acquired assets into our existing business which could result in disruption of operations, inefficiencies, excess costs, legal and financial liability, additional outsourcing of services and consulting charges, failure to provide services and products as contracted with clients and vendors, and impairment of earning and operating results.

If we undertake acquisitions, they could be expensive, increase our costs or liabilities or disrupt our business. One of our strategies may be to pursue growth through acquisitions. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention away from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in leverage or dilution of ownership. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. In addition, we may need to record write-downs from future impairments of identified intangible assets and goodwill, which could reduce our future reported earnings. Acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Any costs, liabilities or disruptions associated with any future acquisitions we may pursue could harm our operating results.

Consolidation of our payment processing platforms involves significant risk and may not be successful. We are in the process of integrating and consolidating our technology platforms. We currently maintain three processing platforms: one in San Ramon, California; one in Auburn, Alabama; and a third in Tulsa, Oklahoma, which we recently acquired in the ChoicePay acquisition. We expect to have one consolidated processing platform by December 2010. Failure to timely, effectively, and efficiently consolidate our payment processing platforms could result in significant risks, including restricted and limited transaction volume, operational inefficiencies, inability to add new products or services, inability to achieve our goals for fiscal year 2010 (including our business development objectives), inability to expand existing products and services, significant development costs, higher labor costs, increased hardware and software costs, inability to provide certain functionality, or system and service disruption or failure. Our business is highly dependent upon having a safe and secure information technology platform with sufficient capacity to meet both the high volume of transactions and the future growth of our business. If our ability to develop and/or acquire upgrades or replacements for our existing platforms does not keep pace with the growth of our business, we may not be able to meet our requirements for the sustainable and economic growth of the business. Furthermore, if we are not able to acquire or develop these platforms and systems on a timely and economical basis, our profitability may be adversely affected. If we are unable to successfully integrate and consolidate these payment processing platforms it could result in a significant loss of clients and revenues and risk of liability.

Our revenues and cash flows could decline significantly if we were unable to retain our largest client, or a number of significant clients. The majority of our client contracts, including our contract with the U.S. Internal Revenue Service, allow clients to terminate all or part of their contracts on short notice, or provide notice of non-renewal with little prior notification. Our contract with the IRS has generated 19.8%, 27.8%, and 28.3% of our annual revenues from Electronic Payment Solutions for fiscal years 2009, 2008, and 2007, respectively. In April 2009 we were one of three companies awarded a multi-year contract by the IRS to provide electronic payment solutions for personal and business taxes. The contract contains a base period commencing April 2, 2009 and four one-year option periods running until December 31, 2013. To obtain this contract, we reduced our historic pricing. We compete with the other contract award recipients to provide services to the IRS. If the other recipients reduce their prices, or if additional companies are awarded contracts, we may have to reduce our prices further to remain competitive. If we were unable to retain this client, or replace it in the event it is terminated, or if we were unable to renew this contract, or are unsuccessful in future re-bids of this contract, or if we are forced to reduce our prices in response to competitive pressures, our operating results and cash flows could decline significantly. Termination or non-renewal of a number of client contracts, or certain significant client contracts, including the IRS contract, or a number of large state, local, utility or education-related contracts, could result in significant loss of revenues and reduction in profitability.

Security breaches or unauthorized access to confidential data and personally identifiable information in our facilities, computer networks, or databases, or those of our suppliers, may cause harm to our business and result in liability and systems interruptions. Our business requires us to obtain, process, use, and destroy confidential and personally identifiable data and information of clients and consumers. We have programs, procedures and policies in place to protect against security breaches, unauthorized access and fraud. Despite security measures we have taken, our systems may be vulnerable to physical break-ins, fraud, computer viruses, attacks by hackers and similar acts and events, causing interruption in service and loss or theft of confidential data and personally identifiable information that we process and/or store. It is possible that our security controls over confidential information and personal data, our training on data security, and other practices we follow may not prevent the improper disclosure or unauthorized access to confidential data and personally identifiable information. Our third-party vendors or suppliers also may experience security breaches, fraud, computer viruses, attacks by hackers or other similar incidents involving the unauthorized access and theft of confidential data and personally identifiable information. In January 2009, Heartland Payment Systems reported a breach of security of its systems resulting in the loss or theft of personally identifiable information. We contract with Heartland for certain payment processing services for credit and debit transactions in the education market. Although no security breach occurred within our systems, and there is no specific information to date that our clients' or their related consumers' information or data was compromised as a result of this incident, if such client or consumer data and information was lost or stolen, such an incident could potentially result in compliance costs, loss of clients and revenues, liability and fines. Any security breach within our systems, software or hardware or our vendors or suppliers systems, software or hardware could result in unauthorized access, theft, loss, disclosure, deletion or modification of such data and information, and could cause harm to our business and reputation, liability for fines and damages, costs of notification, and a loss of clients and revenue.

We could suffer material losses and liability if our operations, systems or platforms are disrupted or fail to perform properly or effectively. The continued efficiency and proper functioning of our technical systems, platforms, and operational infrastructure is integral to our performance. Failure of any or all of these resources subjects us to significant risks. This includes but is not limited to operational or technical failures of our systems and platforms, human error, failure of third-party support and services, as well as the loss of key individuals or failure of key individuals to perform. We process a high volume of time-sensitive payment transactions. The majority of our tax-related transactions are processed in short periods of time, including between April 1 and April 15 of each tax year for federal tax payments. If there is a defect or malfunction in our system software or hardware, an interruption or failure due to damage or destruction, a loss of system functionality, a delay in our system processing speed, a lack of system capacity, or a loss of personnel on short notice, even for a short period of time, our ability to process transactions and provide services may be significantly limited, delayed or eliminated, resulting in lost business and revenue and harm to our reputation. Our insurance may not be adequate to compensate us for all losses that may occur as a result of any such event, or any system, security or operational failure or disruption.

We could suffer material losses and liabilities if the services of any of our third party suppliers, vendors or other providers are disrupted, eliminated or fail to perform properly or effectively. Our payment solution services, systems, security, infrastructure and technology platforms are highly dependent on third party services, software, hardware, including data transmission and telecom service providers, subcontractors, co-location facilities, network access providers, card companies, processors, banks, merchants and other suppliers and providers. We also provide services on complex multi-party projects where we depend on integration and implementation of third-party products and services. The failure or loss of any of these third party systems, services, software or products, our inability to obtain third party replacement services, or damage to or destruction of such services could cause degraded functionality, loss of product and service offerings, restricted transaction capacity, limited processing speed and/or capacity, or system failure, which could result in significant cost, liability, diminished profitability and damage to our reputation and competitive position. Our insurance may not be adequate to compensate us for all losses that may occur as a result of any such event, or any system, security or operational failure or disruption.

Changes in laws and government and regulatory compliance requirements may result in additional compliance costs and may adversely impact our reported earnings. Our business is subject to numerous federal, state and local laws, government regulations, corporate governance standards, compliance controls, accounting standards, licensing and bonding requirements, industry/association rules, and public disclosure requirements including under the Sarbanes Oxley Act of 2002, SEC regulations, and Nasdaq Stock Market rules. Compliance with and changes in these laws, regulations, standards and requirements may result in increased general and administrative expenses for outside services, increased risks associated with compliance, and a diversion of management time and attention from revenue-generating activities, which could curtail the growth of our business.

Violation of any existing or future laws or regulations, including laws governing money transmitters and anti-money laundering laws, could expose us to substantial liability and fines, force us to cease providing our services, or force us to change our business practices. Our business is subject to numerous federal and state laws and regulations, including some states' money transmitter regulations, and related licensing requirements, and anti-money laundering laws. Compliance with federal and state laws and government regulations regarding money transmitters, money laundering, privacy, data security, fraud, and other laws and regulations associated with financial transaction processing is critical to our business. New laws and regulations in these areas may be enacted, or existing ones changed, which could negatively impact our services, restrict or eliminate our ability to provide services, make our services unprofitable, or create significant liability for us. Our anti-money laundering program requires us to monitor transactions, report suspicious activity, and prohibit certain transactions. We are registered as a money services business, have a number of state money transmitter licenses and have additional applications for licensure as a money transmitter pending. We entered into a consent order with one state which included payment of penalties for unlicensed activity prior to our submission of the money transmitter application, and one other state has imposed a fine. In the future we may be subject to additional states' money transmitter regulations, money laundering regulations, regulation of internet transactions, and related payment of fees and fines. We are also subject to the applicable rules of the credit/debit card association, the National Automated Clearing House Association (NACHA), and other industry standards. If we are found to be in violation of any laws, rules, regulations or standards, we could be exposed to significant financial liability, substantial fines and penalties, cease and desist orders, and other sanctions that could restrict or eliminate our ability to provide our services in one or more states or accept certain types of transactions in one or more states, or could force us to make costly changes to our business practices. Even if we are not forced to change our business practices, the costs of compliance and obtaining necessary licenses and regulatory approvals, could be substantial.

We operate in highly competitive markets. If we do not compete effectively, we could face price reductions, reduced profitability and loss of market share. Our business is focused on electronic payment transaction solutions and e-commerce services, which are highly competitive markets and are served by numerous international, national and local firms. Many of our competitors have significantly greater financial, technical and marketing resources and name recognition than we do. In addition, there are relatively low barriers to entry into these markets, and we expect to continue to face additional competition from new entrants into our markets. Parts of our business are subject to increasing pricing pressures from competitors, as well as from clients facing pressure to control costs. Some competitors are able to operate at significant losses for extended periods of time, which increases pricing pressure on our products and services. If we do not compete effectively, the demand for our products and services and our revenue growth and operating margins could decline, resulting in reduced profitability and loss of market share.

Our revenues may fluctuate, and our ability to maintain profitability is uncertain. Our business primarily provides credit and debit card and electronic check payment options for the payment of federal and state personal income taxes, real estate and personal property taxes, business taxes, fines for traffic violations and parking citations, educational, utility and rent obligations. Our revenues depend on consumers' continued willingness to pay a convenience fee and our relationships with clients, such as government taxing authorities, educational institutions, public utilities and their respective constituents. Demand for our services could decline if consumers are not receptive to paying a convenience fee, card associations change their rules, laws are passed that do not allow us to charge the convenience fees, or if credit or debit card issuers, marketing partners, or alliance partners change terms, terminate services or products, or eliminate or reduce the value of rewards to consumers under their respective rewards programs. The fees charged by credit/debit card associations, financial institutions, and our suppliers can be increased with little or no notice, which could reduce our margins and harm our profitability.

Demand for our services could also be adversely affected by a decline in the use of the Internet, economic factors such as a decline in availability of credit, increased unemployment, foreclosures, or consumer migration to a new or different technology or payment method. The use of credit and debit cards and electronic checks to make payments is subject to increasing competition and rapid technological change. If we are not able to develop, market and deliver competitive technologies, our market share will decline and our operating results and financial condition could suffer.

Change in interchange rates could have a significant impact on our cost of revenue generation. Interchange rates charged by credit and debit card companies through card issuing banks are a major factor in our delivery costs for the services we perform. A change in such rates could have a significant impact on our financial performance.

The success of our business is based largely on our ability to attract and retain talented and qualified employees and contractors. The market for skilled workers in our industry is extremely competitive. In particular, qualified managers and senior technical and professional staff are in great demand. If we are not successful in our recruiting efforts or are unable to retain key employees, our ability to staff projects and deliver products and services may be adversely affected. We believe our success also depends upon the continued services of senior management and a number of key employees whose employment may terminate at any time. If one or more key employees resigns to join a competitor, to form a competing company, or as a result of termination or a divestiture, the loss of such personnel and any resulting loss of existing or potential clients could harm our competitive position.

If we are not able to protect our intellectual property, our business could suffer serious harm. Our systems and operating platforms, scripts, software code and other intellectual property are generally proprietary, confidential, and may be trade secrets. We protect our intellectual property rights through a variety of methods, such as use of nondisclosure and license agreements and use of trade secret, copyright and trademark laws. Despite our efforts to safeguard and protect our intellectual property and proprietary rights, there is no assurance that these steps will be adequate to avoid the loss or misappropriation of our rights or that we will be able to detect unauthorized use of our intellectual property rights. If we are unable to protect our intellectual property, competitors could market services or products similar to ours, and demand for our offerings could decline, resulting in an adverse impact on revenues.

We may be subject to infringement claims by third parties, resulting in increased costs and loss of business. Our business is dependent on intellectual property rights including software license rights and restrictions, and trademark rights. From time to time we receive notices from others claiming we are infringing on their intellectual property rights. Defending a claim of infringement against us could prevent or delay our providing products and services, cause us to pay substantial costs and damages or force us to redesign products or enter into royalty or licensing agreements on less favorable terms. If we are required to enter into such agreements or take such actions, our operating margins could decline.

If we are not able to obtain adequate or affordable insurance coverage or bonds, we could face significant liability claims and increased premium costs and our ability to compete for business could be compromised. We maintain insurance to cover various risks in connection with our business. Additionally, our business includes projects that require us to obtain performance, statutory and bid bonds from a licensed surety. There is no guarantee that such insurance coverage or bonds will continue to be available on reasonable terms, or at all. If we are unable to obtain or maintain adequate insurance and bonding coverage, potential liabilities associated with the risks discussed in this report could exceed our coverage, and we may not be able to obtain new contracts or continue to provide existing services, which could result in decreased business opportunities and declining revenues.

Our markets are changing rapidly. If we are not able to adapt to changing conditions, we may lose market share and may not be able to compete effectively. The markets for our products are characterized by rapid changes in technology, client expectations and evolving industry standards. Our future success depends on our ability to innovate, develop, acquire and introduce successful new products and services for our target markets and to respond quickly to changes in the market. If we are unable to address these requirements, or if our products or services do not achieve market acceptance, we may lose market share, and our revenues could decline.

Our business is subject to increasing performance requirements, which could result in reduced revenues and increased liability. The failure to meet client expectations could damage our reputation and compromise our ability to attract new business. On certain projects we make performance guarantees, based upon defined operating specifications, service levels and delivery dates, which are sometimes backed by contractual guarantees and performance, statutory or bid bonds. Unsatisfactory performance of services, disruption of services, or unanticipated difficulties or delays in processing payments or providing contracted services may result in termination of the contract, a reduction in revenues, liability for penalties and damages, or claims against a bond.

ITEM 1B — *UNRESOLVED STAFF COMMENTS*

There are no unresolved written comments that were received from the Securities and Exchange Commission's staff 180 days or more before the end of our fiscal year 2009 regarding our periodic or current reports under the Securities Exchange Act of 1934.

ITEM 2 — *PROPERTIES*

As of September 30, 2009, we leased over 95,000 square feet of space throughout the country, which includes our 41,000 square foot corporate headquarters in Reston, Virginia. We also leased 51,000 square feet of space in Georgia, California, and Oklahoma, to house our subsidiary operations for EPS. Of those 51,000 square feet, we have vacated

20,000 square feet. We have also vacated 19,000 square feet of office space in the Reston, Virginia facility. We also lease 3,000 square feet of office space in New Mexico which we have subleased to a third party. Finally, we own a 28,000 square-foot building in Alabama which houses certain administrative, call center, and other operations.

ITEM 3 — *LEGAL PROCEEDINGS*

On May 31, 2006, we received a subpoena, and in January 2009 several former employees received additional subpoenas from the Philadelphia District Office of the Securities and Exchange Commission requesting documents relating to financial reporting and personnel issues. On October 29, 2009, the SEC confirmed that their investigation is complete and they have determined there will be no charges, fines or other enforcement actions as to Tier, or any of the individuals who were subpoenaed.

ITEM 4 — *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of our stockholders during the fourth quarter of fiscal 2009.

EXECUTIVE OFFICERS OF THE REGISTRANT

The names, ages and positions of our executive officers at November 1, 2009, are listed in the following table, together with their business experience during the past five years. Unless otherwise specified, all officers served continuously since the date indicated.

Name, Age and Position with Registrant	Date Elected or Appointed
Ronald L. Rossetti, Age 66(a) Chairman of the Board, Chief Executive Officer	May 2006
Nina K. Vellayan, Age 42(b) Executive Vice President, Chief Operating Officer	September 2009
Senior Vice President, Chief Operating Officer	October 2008
Ronald W. Johnston, Age 63(c) Senior Vice President, Chief Financial Officer	July 2008
Keith S. Kendrick, Age 52(d) Senior Vice President, Strategic Marketing	June 2008
Keith S. Omsberg, Age 48(e) Vice President, General Counsel and Corporate Secretary	April 2008

(a) Mr. Rossetti served as President of Riverside Capital Partners, Inc., a venture capital investment firm since 1997. Since 1997, Mr. Rossetti has also been a general partner in several real estate general partnerships, all commonly controlled by Riverside Capital Holdings.

(b) Ms. Vellayan was promoted to Executive Vice President, Chief Operating Officer in September 2009. Ms. Vellayan served as President of Business Office Solutions, a division of Sallie Mae Inc., from 2001 through September 2008.

(c) Mr. Johnston served as a CFO partner with Tatum LLC from August 2007 through June 2008; CFO and Treasurer for Grantham Education Corporation from October 2004 through March 2007; and CFO for WorldSpace Corporation from September 2002 through September 2004.

(d) Mr. Kendrick served as Senior Vice President, Corporate Marketing and Strategy with EFunds Corporation from December 2005 through September 2007 and co-founder and Chief Executive Officer of Vericate Corporation from January 2003 through March 2005.

(e) Mr. Omsberg served as Assistant General Counsel of Tier from June 2002 to April 2008.

PART II

ITEM 5 — *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is quoted on the Nasdaq Global Market under the symbol TIER. On November 4, 2009, there were 212 record holders of our common stock. The quarterly high and low prices per share during fiscal 2009 and 2008 were as follows:

	Fiscal Year Ended September 30,			
	2009		2008	
	High	Low	High	Low
First quarter	$7.57	$3.41	$11.01	$7.94
Second quarter	$6.39	$4.48	$ 9.26	$6.75
Third quarter	$7.90	$4.35	$ 8.75	$7.03
Fourth quarter	$8.90	$7.10	$ 8.48	$7.06

We have never declared or paid cash dividends on our common stock and do not anticipate doing so for the foreseeable future. Instead, we intend to retain our current and future earnings to fund the development and growth of our business. Our current credit facility prohibits us from declaring dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

The following graph compares the percentage change in cumulative stockholder return on our common stock for the period September 30, 2004 through September 30, 2009, with the cumulative total return on the NASDAQ Composite Index and the Russell 2000 Index. We have selected the Russell 2000 Index because it measures the performance of small-cap issuers and because we believe there is no published index or peer group that adequately compares to our business. The comparison assumes $100.00 was invested on September 30, 2004 in our common stock and in each of the foregoing indices and assumes reinvestment of all dividends, if any.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Tier Technologies, Inc., The NASDAQ Composite Index
And The Russell 2000 Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
9/04
9/05
9/06
9/07
9/08
9/09
Tier Technologies, Inc.
NASDAQ Composite
Russell 2000

* $100 invested on 9/30/04 in stock or index, including reinvestment of dividends. Fiscal year ending September 30.

Measurement Date	Tier Technologies, Inc.	NASDAQ Composite	Russell 2000
9/30/04	$100.00	$100.00	$100.00
9/30/05	89.64	113.78	117.95
9/30/06	70.47	121.50	129.66
9/30/07	105.70	143.37	145.65
9/30/08	76.27	109.15	124.56
9/30/09	87.88	112.55	112.67

The information included under the heading "Comparison of 5 Year Cumulative Total Return" in Item 5 of this Annual Report on Form 10-K is "furnished" and not "filed" and shall not be deemed to be "soliciting material" or subject to Regulation 14A, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Issuer Repurchases of Equity Securities:

Period Covered	Total Number of Shares Repurchased (In thousands)	Paid per Share Average Price	Total Number of Shares Repurchased as Part of Publicly Announced Program (1) (In thousands)	Approximate Dollar Value of Shares that May Yet Be Repurchased under the Program (1) (In thousands)
July 1 through July 31, 2009	200.0	$7.91	200.0	$10,102
August 1 through August 31, 2009	252.7	$7.80	252.7	13,131(2)
September 1 through September 30, 2009	600.0	$7.86	600.0	8,413
Total	**1,052.7**	**$7.86**	**1,052.7**	**$ 8,413**

(1) On January 21, 2009, the Company's Board of Directors authorized the repurchase, from time to time, of up to $15.0 million of the Company's common stock.

(2) On August 13, 2009, the authorized repurchase amount was increased to $20.0 million.

ITEM 6 — *SELECTED FINANCIAL DATA*

The following table summarizes selected consolidated financial data for the fiscal years ended September 30, 2005 through 2009. You should read the following selected consolidated financial data in conjunction with the financial statements, including the related notes, and Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations. Historical results are not necessarily indicative of results to be expected for any future period. Certain historical information in the following table has been reclassified to conform to the current year presentation.

	Fiscal Years Ended September 30,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Revenues	$128,246	$122,571	$108,306	$ 90,916	$ 74,307
Costs and expenses	134,400	137,259	130,724	113,956	92,211
Loss before discontinued and other income	(6,154)	(14,688)	(22,418)	(23,040)	(17,904)
Other income	723	2,731	4,094	3,470	874
Loss before income taxes & discontinued operations	(5,431)	(11,957)	(18,324)	(19,570)	(17,030)
Income tax provision	40	87	76	45	127
Loss from continuing operations	(5,471)	(12,044)	(18,400)	(19,615)	(17,157)
(Loss) income from discontinued operations, net	(6,035)	(15,401)	15,366	10,164	18,283
Net (loss) income	$(11,506)	$(27,445)	$ (3,034)	$ (9,451)	$ 1,126
Total assets	$116,227	$137,351	$166,424	$169,860	$176,742
Long-term obligations, less current portion	$ 1,121	$ 136	$ 200	$ 1,359	$ 1,479
(Loss) earnings per share — Basic and diluted:					
Continuing operations	$ (0.28)	$ (0.61)	$ (0.94)	$ (1.00)	$ (0.88)
Discontinued operations	$ (0.31)	$ (0.79)	$ 0.78	$ 0.52	$ 0.94
(Loss) earnings per share — Basic and diluted	$ (0.59)	$ (1.40)	$ (0.16)	$ (0.48)	$ 0.06
Weighted average common shares used in computing:					
Basic and diluted (loss) earning per share	19,438	19,616	19,512	19,495	19,470

ITEM 7 — *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We have based these forward-looking statements on our current plans, expectations and beliefs about future events. Our actual performance could differ materially from the expectations and beliefs reflected in the forward-looking statements in this section and throughout this report, as a result of the risks, uncertainties and assumptions discussed under Item 1A — Risk Factors of this Annual Report on Form 10-K and other factors discussed in this section. For information regarding what constitutes a forward-looking statement please refer to Private Securities Litigation Reform Act Safe Harbor Statement on page 1.

OVERVIEW

Tier Technologies, Inc., or Tier, is a leading provider of biller direct electronic payment solutions. These solutions provide processing for Web, call center and point-of-sale environments. We partner and connect with a host of payment processors and other payment service providers to offer our clients a single source solution that simplifies electronic payment management. Our solutions include multiple payment options, including, consolidation of income payments, bill presentment, convenience payments, installment payments and flexible payment scheduling. Our solutions offer our clients a range of online payment options, including credit and debit cards, electronic checks, cash and money orders, and alternative payment types.

During fiscal 2009 we completed the divestiture of our former Government Business Process Outsourcing, or GBPO, and Packaged Software Systems Integration, or PSSI, businesses. These operations are recorded as Discontinued Operations on our Consolidated Statements of Operations.

SUMMARY OF FISCAL YEAR 2009 OPERATING RESULTS

The following table provides a summary of our operating results by segment for the fiscal year ended September 30, 2009, for our Continuing and Discontinued Operations:

	Year Ended September 30, 2009	
	Net (Loss) Income	(Loss) Earnings per Share
	(In thousands, except per share)	
Continuing Operations:		
EPS	$ (5,609)	$(0.29)
Wind-down	138	0.01
Total Continuing Operations	**$ (5,471)**	**$(0.28)**
Total Discontinued Operations	**$ (6,035)**	**$(0.31)**
Net loss	**$(11,506)**	**$(0.59)**

Our Continuing Operations consists of our Electronic Payment Solutions, or EPS, operations, and certain operations we intend to wind down over the next three years, or our Wind-down operations. We recorded a consolidated net loss of $11.5 million for fiscal year ended September 30, 2009, of which $6.0 million was attributable to our Discontinued Operations, which were fully divested as of February 2009, as well as restructuring and severance costs associated with our strategic decision to focus on EPS operations and streamline our general and administrative expenses.

Our revenues from our EPS operations were $123.2 million for fiscal year ended September 30, 2009. Transaction volume grew 44.5% and total dollars processed grew 17.6% when compared to fiscal year ended September 30, 2008. Despite the 5.7% revenue growth and increased transaction volume, our direct costs only increased 2.3% during the current fiscal year. This slower growth rate in direct costs is primarily attributable to strategic on-going cost savings initiatives and the benefit of certain one-time cost savings initiatives. The acquisition of ChoicePay has resulted in increased processing charges, thus contributing to the overall direct cost increases. We continue to seek new methods to provide the same quality of service to our clients at lower costs.

Our EPS operations reported a net loss of $5.6 million for fiscal year ended September 30, 2009. This loss is an improvement over fiscal 2008 net loss of $12.0 million which reflects the benefit of ongoing efforts to improve profitability.

Our Wind-down operations reported net income of $0.1 million for the fiscal year ended September 30, 2009. We continue to make efforts to streamline our costs associated with supporting our Wind-down operations.

Our Discontinued Operations consists of businesses we have divested through February 2009. Our Discontinued Operations reported a net loss of $6.0 million for the fiscal year ended September 30, 2009.

STRATEGY AND GOALS FOR 2010

During fiscal 2010 we intend to focus on the following key objectives:

- Complete consolidation of platforms;
- Add new products, payment options and payment channel delivery;
- Increase share in the biller direct market;

- Maintain financial stability; and
- Improve profitability.

Platform consolidation: We intend to continue with our platform consolidation efforts started in fiscal 2009. As stated above, we expect to complete this consolidation during fiscal 2010. With the consolidation of our back-office operations complete, we will focus on unifying our payment platform. This process will result in a stable payment platform which is designed to hold costs fixed per transaction while increasing transaction processing capability, resulting in increased transaction margin. The unified platform will also support the development and delivery of new products, payment options and payment channels. Through our platform consolidation efforts, further cost reduction opportunities will continuously be evaluated.

Add new products, payment options, and payment channel delivery: We intend to grow our business by adding new products, payment options and payment channels. We are constantly exploring ways to enhance our payment solutions for our existing clients as well as attracting new clients. Utilizing our unified platform expected to be completed in fiscal 2010 will allow us to offer a low-cost service platform to our existing clients and their consumers.

Increase share in the biller direct market: During fiscal 2009, we acquired ChoicePay, which increased our footprint in the utilities vertical. During fiscal 2010, we intend to continue to explore tag-in acquisitions and strategic partnerships that could allow us to penetrate new markets and increase our footprint in existing verticals. When our unified platform is completed, we will offer a low-cost service platform to our clients and their consumers, which can assist us in our cross-selling efforts to our existing clients.

Maintain financial stability: With the current market conditions, financial stability is critical to the success of any company. Tier is dedicated to pursuing profitable growth. Growth is some cases can include additional costs attributable to acquisitions or expenses to enhance processing technology. During fiscal 2010, we will focus on balancing our corporate assets among these business opportunities and our current share repurchase program. With the economy still facing an unstable investment environment, we will maintain our current investment portfolio strategy, which we believe minimizes our risk and volatility.

Improve profitability: All of the key objectives above are directed toward our overriding goal to reach and continuously increase profitability of Tier.

RESULTS OF OPERATIONS — FISCAL YEARS 2009 AND 2008

The following table provides an overview of our results of operations for the fiscal years ended September 30, 2009 and 2008:

	Year Ended September 30,		Variance 2009 vs. 2008	
	2009	2008	$	%
	(In thousands, except percentages)			
Revenues	**$128,246**	**$122,571**	**$ 5,675**	**4.6%**
Costs and expenses:				
Direct costs	95,594	95,234	360	0.4%
General and administrative	25,529	28,020	(2,491)	(8.9)%
Selling and marketing	6,708	8,677	(1,969)	(22.7)%
Depreciation and amortization	6,569	5,328	1,241	23.3%
Total costs and expenses	**134,400**	**137,259**	**(2,859)**	**(2.1)%**
Loss from continuing operations before other income and income taxes	**(6,154)**	**(14,688)**	**8,534**	**58.1%**
Other income	723	2,731	(2,008)	(73.5)%
Loss from continuing operations before income taxes	**(5,431)**	**(11,957)**	**6,526**	**54.6%**
Income tax provision	40	87	(47)	(54.0)%
Loss from continuing operations	**(5,471)**	**(12,044)**	**6,573**	**54.6%**
Loss from discontinued operations, net	(6,035)	(15,401)	9,366	60.8%
Net loss	**$ (11,506)**	**$ (27,445)**	**$15,939**	**58.1%**

The following sections describe the reasons for key variances from year to year in the results that we are reporting for Continuing and Discontinued Operations.

COMPARISON — FISCAL YEAR 2009 TO 2008

CONTINUING OPERATIONS

The Continuing Operations section of our Consolidated Statements of Operations includes the results of operations of our core EPS business and our Wind-down operations. The following is an analysis of the variances in these financial results.

Revenues (Continuing Operations)

The following table compares the revenues generated by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	2008	$	%
	(In thousands, except percentages)			
Revenues				
EPS	$123,233	$116,641	$6,592	5.7%
Wind-down	5,013	5,930	(917)	(15.5)%
Total	**$128,246**	**$122,571**	**$5,675**	**4.6%**

The following sections discuss the key factors that caused these changes in revenue from our Continuing Operations.

EPS Revenues: EPS provides electronic processing solutions, including payment of taxes, fees and other obligations owed to government entities, educational institutions, utilities and other public sector clients. EPS's revenues reflect the number of contracts with clients, the volume of transactions processed under each contract and the rates that we charge for each transaction that we process.

EPS generated $123.2 million of revenues during the fiscal year ended September 30, 2009, a $6.6 million, or 5.7%, increase over fiscal year ended September 30, 2008. The acquisition of ChoicePay in January, 2009 and an increase in transactions and dollars processed contributed to the year over year increase in revenues. During fiscal year ended September 30, 2009, we processed 44.5% more transactions than we did in the same period last year, representing 17.6% more dollars. Most of our verticals experienced an increase in transactions processed during the fiscal year ended September 30, 2009, compared to the same period last year, ranging from 4.9% to 321.4%. However, our Federal vertical and portions of our Other vertical experienced decreases in transactions processed, by 1.5% and 24.1%, respectively. During the 2009 fiscal year, we added 287 new clients, 50 of which we acquired as a result of our acquisition of ChoicePay, which contributed to the increase in revenues.

We expect to see revenue growth in fiscal year 2010. The rate of this growth is highly dependent on general economic trends. Our government-based businesses, especially in the tax segment, have experienced low to negative revenue growth during fiscal year 2009, which is a departure from prior year trends. This reduced growth has come in spite of the increase in the number of tax forms processed, an increase in the number of government clients, and the introduction of additional payment options. We expect this softness to continue until the general economic environment improves or tax rates are increased by legislative bodies, or both.

Wind-down Revenues: During the fiscal year ended September 30, 2009, our Wind-down Operations generated $5.0 million in revenues, a $0.9 million, or 15.5%, decrease from the fiscal year ended September 30, 2008. Our Voice and Systems Automation, or VSA, business reported $4.7 million in revenues during fiscal year ended September 30, 2009, which is a $0.6 million decrease over the same period last year. This decrease is primarily due to the completion of projects. Our Pension business generated $0.3 million in revenues for the fiscal year ended September 30, 2009. This is a $0.3 million decrease over the same period last year due to the substantial completion of all Pension projects during fiscal 2009.

We expect to see continued decreases in revenues associated with our Wind-down Operations as we continue to complete and wind down existing maintenance projects over the next three years.

Direct Costs (Continuing Operations)

Direct costs, which represent costs directly attributable to providing services to clients, consist predominantly of discount fees. Discount fees include payment card interchange fees and assessments payable to the banks as well as payment card processing fees. Other, less significant costs include: payroll and payroll-related costs; travel-related expenditures; co-location and telephony costs; and the cost of hardware, software and equipment sold to clients. The following table provides a year-over-year comparison of direct costs incurred by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	2008	$	%
	(In thousands, except percentages)			
Direct costs				
EPS:				
Discount fees	$88,657	$87,082	$ 1,575	1.8%
Other costs	4,777	4,208	569	13.5%
Total EPS	93,434	91,290	2,144	2.3%
Wind-down	2,160	3,944	(1,784)	(45.2)%
Total	**$95,594**	**$95,234**	**$ 360**	**0.4%**

The following sections discuss the key factors that caused these changes in direct costs for Continuing Operations.

EPS Direct Costs: For the fiscal year ended September 30, 2009, direct costs increased $2.1 million, or 2.3%, over the fiscal year ended September 30, 2008. Discount fees increased $1.6 million, or 1.8%, over the same period last year, attributable to an increased number of transactions processed offset by several cost savings initiatives and a shift in vertical payment type and a shift in payment method. In addition, we received a benefit of $0.5 million in one-time cost savings initiatives. Other direct costs increased $0.6 million, or 13.5%, over the same period last year, primarily attributable to the acquisition of ChoicePay, offset by the consolidation of our San Ramon, California and Auburn, Alabama operations.

During fiscal 2010, we expect to see continued increases in our EPS direct costs, in tandem with revenue growth, as we strive to enhance this business and as more clients move toward electronic payment solutions options.

Wind-down Direct Costs: During the fiscal year ended September 30, 2009, our Wind-down direct costs decreased $1.8 million, or 45.2%, from the same periods last year. This decrease was primarily attributable to a decrease in labor and labor-related expenses, including consultants and subcontractors, of $1.1 million, a decrease in product and material costs of $0.6 million, attributable to the completion of projects and $0.1 million of travel and travel related expenditures.

As we wind down these operations, we expect that the direct costs of these operations will continue to decrease during fiscal 2010.

General and Administrative (Continuing Operations)

General and administrative expenses consist primarily of payroll and payroll-related costs for technology, product management, strategic initiatives, information systems, general management, administrative, accounting, legal and fees paid for outside services. Our information systems expenses include costs to consolidate and enhance our processing platforms as well as the costs associated with ongoing maintenance of these platforms. The following table compares general and administrative costs incurred by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	2008	$	%
	(In thousands, except percentages)			
General and administrative				
EPS	$24,509	$26,932	$(2,423)	(9.0)%
Wind-down	1,020	1,088	(68)	(6.3)%
Total	**$25,529**	**$28,020**	**$(2,491)**	**(8.9)%**

EPS General and Administrative: During the fiscal year ended September 30, 2009, EPS incurred $24.5 million of general and administrative expenses, a $2.4 million, or 9.0%, decrease over fiscal year ended September 30, 2008. The most significant cost savings during fiscal 2009 were a reduction in outside consulting services of $2.0 million, primarily attributable to the completion in late fiscal 2008 of our strategic initiative reviews and our efforts during fiscal 2009 to reduce our dependency on outside consultants and subcontractors. We also had a reduction of $1.0 million in legal expenses, attributable to reduced legal costs associated with our divestiture process, which were primarily incurred during fiscal 2008, as well as reduced legal expenses associated with an investigation being conducted by the Securities and Exchange Commission during fiscal 2009 as compared to fiscal 2008, offset by additional costs incurred during fiscal 2009 relating to our proxy and annual shareholders' meeting. Our other tax expense decreased $0.4 million year-over-year. We also had a $0.3 million reduction in executive search fees.

Overall, our labor and labor-related expenses decreased $0.3 million during fiscal 2009. Reductions in workforce as a result of our strategic initiatives (despite added staff through our ChoicePay acquisition) contributing $0.8 million to the overall decrease. Our reduction in share-based payment expense attributable to one-time expense recognized in fiscal 2008 contributed $0.6 million to the overall decrease. We also recognized $0.1 million less severance cost during fiscal 2009. Offsetting these decreases is an increase in expense of $1.2 million attributable to the performance stock unit plan introduced during fiscal 2009.

Offsetting these decreases are: a $0.5 million increase in restructuring costs associated with reducing our facility needs as a result of our consolidation efforts; a $0.4 million increase in office expense attributable to hardware and software maintenance and repairs associated with our IT services as well as the acquisition of ChoicePay; a $0.2 million increase in travel and travel-related expenses associated with the acquisition of ChoicePay and our platform consolidation initiative; and $0.2 million increase in business and licensing fees. In addition, during fiscal 2008 we recognized a $0.2 million benefit of the reversal of a legal reserve relating to a previously conducted Department of Justice investigation that concluded in January 2008. The remaining $0.1 million increase is attributable to miscellaneous administrative expenses.

During fiscal 2010, we expect to see decreases in general and administrative support expense, primarily through further reductions in our labor-force and outside services, as we continue to recognize the benefits of our strategic cost saving initiatives and continue to consolidate and streamline our EPS operations.

Wind-down General and Administrative: During the fiscal year ended September 30, 2009, our Wind-down operations general and administrative expenses decreased $68,000 or 6.3% over the fiscal year ended September 30, 2008. These decreases are primarily attributable to the shift in resources from our Wind-down operations to our EPS operations, which has resulted in decreases in labor and labor-related expenses, including outside consultants. Offsetting these decreases was an increase in bad debt expense, which was a result of the benefit of bad debt collections during fiscal 2008.

During fiscal 2010, we expect to see general and administrative support expenses for our Wind-down operations fluctuate minimally as we continue to fully support these operations.

Selling and Marketing (Continuing Operations)

Selling and marketing expenses consist primarily of payroll and payroll-related costs, commissions, advertising and marketing expenditures and travel-related expenditures. We expect selling and marketing expenses to fluctuate from quarter to quarter due to a variety of factors, such as increased advertising and marketing expenses incurred in anticipation of the April 15th federal tax season. The following table provides a year-over-year comparison of selling and marketing costs incurred by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	2008	$	%
	(In thousands, except percentages)			
Selling and marketing				
EPS	$6,697	$8,486	$(1,789)	(21.1)%
Wind-down	11	191	(180)	(94.2)%
Total	**$6,708**	**$8,677**	**$(1,969)**	**(22.7)%**

EPS Selling and Marketing: During the fiscal year ended September 30, 2009, EPS incurred $6.7 million of selling and marketing expenses, a $1.8 million, or 21.1%, decrease over the same period last year. Decreases in labor and labor-related expenses resulting from staff reductions, lower commissionable revenue activities and modifications to historical commission plans resulted in net savings of $1.5 million. This decrease was partially offset by severance expense of $0.3 million associated with the departure of a sales department executive. A reduction in travel and travel-related costs contributed $0.3 million to the year over year decrease and a reduction in advertising and partnership-related costs contributed $0.3 million to the overall decrease, primarily attributable to a more targeted advertising effort. Furthermore, we had a $0.2 million reduction in outside services as a result of our actions to reduce our past dependency on outside consultants and subcontractors. Partially offsetting these decreases is $0.2 million in other miscellaneous costs.

During fiscal 2010, we expect to see modest increases in EPS selling and marketing expenses as we continue to build our sales and marketing staff and expand our strategic partnership initiatives.

Wind-down Selling and Marketing: During fiscal year ended September 30, 2009, our Wind-down selling and marketing expenses decreased $0.2 million, or 94.2%, over the fiscal year ended September 30, 2008. These variances are attributable to our strategic decision to focus on our EPS operations, toward which all selling and marketing efforts have been directed. We expect to incur minimal selling and marketing expenses relating to Wind-down operations during fiscal 2010.

Depreciation and Amortization (Continuing Operations)

Depreciation and amortization represents expenses associated with the depreciation of equipment, software and leasehold improvements, as well as the amortization of intangible assets from acquisitions and other intellectual property not directly attributable to client projects. The following table provides a year-over-year comparison of depreciation and amortization costs incurred by our Continuing Operations during fiscal years 2009 and 2008:

	Year Ended September 30,		Variance	
	2009	2008	$	%
	(In thousands, except percentages)			
Depreciation and amortization				
EPS	$4,885	$3,900	$ 985	25.3%
Wind-down	1,684	1,428	256	17.9%
Total	**$6,569**	**$5,328**	**$1,241**	**23.3%**

Depreciation and amortization relating to our EPS operations increased $1.0 million, or 25.3%, for the fiscal year ended September 30, 2009 over the fiscal year ended September 30, 2008, primarily due to the acquisition of ChoicePay assets during January 2009. We incurred an additional $0.3 million, or 17.9%, in amortization expense during fiscal year ended September 30, 2009 over fiscal year ended September 30, 2008 for our Wind-down operations as a result of the decision at the end of fiscal 2008 to decrease the remaining useful life of certain intangible assets from four to two years.

Other Income/(Loss) (Continuing Operations)

Gain/(loss) on investment: During fiscal year ended September 30, 2009, we recognized a $31,000 loss related to the decrease in fair value of our auction rate securities. During fiscal year ended September 30, 2008, these securities were classified as available-for-sale, and therefore any gain or loss was unrealized and recorded within *Accumulated other comprehensive loss* on our Consolidated Balance Sheets.

Interest income, net: Interest income during fiscal year ended September 30, 2009 decreased $2.0 million compared to fiscal year ended September 30, 2008, attributable to both a decrease in the amount within our investment portfolio and decreases in interest rates. Due to current market conditions, we have elected to sell as many municipal bond debt securities as possible and invest the funds in money market accounts, treasury bills and commercial paper — often at lower interest rates than our debt securities. Our interest rates fluctuate with changes in the marketplace.

Income Tax Provision (Continuing Operations)

We reported income tax provisions of $40,000 the fiscal year ended September 30, 2009, a $47,000 decreased from September 30, 2008. The provision for income taxes represents state tax obligations incurred by our EPS operations. Our Consolidated Statements of Operations for the fiscal years ended September 30, 2009 and 2008 do not reflect a federal tax provision because of offsetting adjustments to our valuation allowance. Our effective tax rates differ from the federal statutory rate due to state income taxes, tax-exempt interest income and the charge for establishing a valuation allowance on our net deferred tax assets. Our future tax rate may vary due to a variety of factors, including, but not limited to: the relative income contribution by tax jurisdiction; changes in statutory tax rates; the amount of tax exempt interest income generated during the year; changes in our valuation allowance; our ability to utilize net operating losses and any non-deductible items related to acquisitions or other nonrecurring charges.

At September 30, 2009, we had $98.9 million of federal net operating loss carryforwards, which expire beginning in fiscal 2018 through 2029, and $82.1 million of state net operating loss carryforwards, most of which begin to expire after fiscal 2017 through 2024.

DISCONTINUED OPERATIONS

Our Discontinued Operations consists of portions of our former GBPO and PSSI businesses which we have divested and no longer operate. During years ended September 30, 2009 and 2008, net loss from Discontinued Operations was $6.0 million and $15.4 million, respectively.

RESULTS OF OPERATIONS — FISCAL YEARS 2008 AND 2007

The following table provides an overview of our results of operations for the fiscal years ended September 30, 2008 and 2007:

	Year Ended September 30,		Variance 2008 vs. 2007	
	2008	2007	$	%
	(In thousands, except percentages)			
Revenues	**$122,571**	**$108,306**	**$ 14,265**	**13.2%**
Costs and expenses:				
Direct costs	95,234	82,668	12,566	15.2%
General and administrative	28,020	26,372	1,648	6.3%
Selling and marketing	8,677	7,950	727	9.1%
Depreciation and amortization	5,328	4,573	755	16.5%
Impairment	—	9,161	(9,161)	(100.0)%
Total costs and expenses	**137,259**	**130,724**	**6,535**	**5.0%**
Loss from continuing operations before other income and income taxes	**(14,688)**	**(22,418)**	**7,730**	**34.5%**
Other income	2,731	4,094	(1,363)	(33.3)%
(Loss) income from continuing operations before income taxes	**(11,957)**	**(18,324)**	**6,367**	**34.8%**
Income tax provision	87	76	11	14.5%
Loss from continuing operations	**(12,044)**	**(18,400)**	**6,356**	**34.5%**
Loss from discontinued operations, net	(15,401)	15,366	(30,767)	*
Net loss	**$ (27,445)**	**$ (3,034)**	**$(24,411)**	*

* *Not meaningful*

COMPARISON — FISCAL YEAR 2008 TO 2007

CONTINUING OPERATIONS

Revenues (Continuing Operations)

The following table provides a year-over-year comparison of changes in revenue generated by our Continuing Operations during fiscal years 2008 and 2007.

	Year Ended September 30,		Variance	
	2008	2007	$	%
	(In thousands, except percentages)			
Revenues				
EPS	$116,641	$ 99,048	$17,593	17.8%
Wind-down	5,930	9,258	(3,328)	(36.0)%
Total	**$122,571**	**$108,306**	**$14,265**	**13.2%**

The following sections discuss the key factors that caused these revenue changes from our Continuing Operations.

EPS Revenues: EPS generated $116.4 million of revenue during fiscal 2008, a $17.6 million, or 17.8%, increase over fiscal 2007. In fiscal 2008, we processed 27.6% more transactions than we processed in fiscal 2007, representing 24.3% more total dollars. Transaction growth rates during fiscal 2008 ranged from 4.3% to 73.3% for all payment verticals, except a portion of our Other vertical, which incurred an 8.5% decrease, primarily due to the cancellation of one K-12 meal pay contract. Our Property Tax vertical grew 73.3% from fiscal 2007 to fiscal 2008, while our Federal vertical grew 4.3%.

Wind-down Revenues: During fiscal 2008, our Wind-down operations generated $5.9 million in revenues, a $3.3 million, or 36.0%, decrease from fiscal 2007. The overall revenue decrease was due primarily to the completion or near completion of several projects during fiscal 2008 and 2007. Approximately $5.4 million of the revenues reported for fiscal 2008 were generated by our Voice and Systems Automation, or VSA, business.

Direct Costs (Continuing Operations)

The following table provides a year-over-year comparison of direct costs incurred by our Continuing Operations during fiscal years 2008 and 2007:

	Year Ended September 30,		Variance	
	2008	2007	$	%
	(In thousands, except percentages)			
Direct costs				
EPS	$91,290	$76,388	$14,902	19.5%
Wind-down	3,944	6,280	(2,336)	(37.2)%
Total	**$95,234**	**$82,668**	**$12,566**	**15.2%**

The following sections discuss the key factors that caused these changes in the direct costs for Continuing Operations.

EPS Direct Costs: Consistent with the year-over-year growth in our EPS revenues, EPS's direct costs rose $14.9 million, or 19.5%, in fiscal 2008. These increases directly reflect discount fees charged to us to process the previously described increase in the number and volume of electronic payments processed for our electronic payment solutions clients.

Wind-down Direct Costs: Direct costs from our Wind-down operations decreased $2.3 million, or 37.2%, during fiscal 2008 from fiscal 2007 results. The year-over-year reduction in direct costs during fiscal 2008 reflects the completion and near-completion of contracts, which, in turn, caused a reduction in the level of subcontractor and labor and labor-related costs that we incurred. During fiscal 2008 our Pension operations decreased $1.2 million and our VSA operations costs decreased $1.1 million.

General and Administrative (Continuing Operations)

The following table provides a year-over-year comparison of general and administrative costs incurred by our Continuing Operations during fiscal years 2008 and 2007:

	Year Ended September 30,		Variance	
	2008	2007	$	%
	(In thousands, except percentages)			
General and administrative				
EPS	$26,932	$23,088	$ 3,844	16.7%
Wind-down	1,088	3,284	(2,196)	(66.9)%
Total	**$28,020**	**$26,372**	**$ 1,648**	**6.3%**

EPS General and Administrative: During fiscal 2008, EPS incurred $26.9 million of general and administrative expenses, a $3.8 million, or 16.7%, increase over fiscal 2007. These increases are attributable primarily to a $1.2 million increase for labor and labor-related expenses. Contributing to the overall increase in labor and labor related expenses is: $1.8 million as a result of a realignment of resources from Discontinued Operations, the shift of staff from our Wind-down VSA operations to our EPS operations; a $0.5 million increase in additional share-based payment expenses, primarily attributable to the acceleration of vesting of certain options for our Board of Directors; and $0.3 million of additional severance expense. Offsetting these increases is a decrease of: $1.0 million in workforce reduction and $0.4 million in bonus expense.

We also incurred a $1.6 million increase for consulting services and recruiting services attributable to our executive placement searches and services to support our general and administrative functions, as well as to support our strategic growth initiatives. Our legal fees increased $0.2 million consisting of $0.5 million in legal fees associated with applying for money transmitter licenses offset by a $0.3 million reversal of a legal reserve related to an investigation previously conducted by the US Department of Justice, which was dismissed in February 2008. The remaining increase in expense year over year is attributable to: a $0.3 million increase in bad debt expense; $0.3 million increase in miscellaneous office and travel expenses; and a $0.2 million increase in tax expense.

Wind-down General and Administrative: During fiscal 2008, our Wind-down operations incurred $1.1 million of general and administrative expenses, a $2.2 million, or 66.9%, decrease over fiscal 2007. During fiscal 2007 we recorded a contract settlement for one of our Pension projects, which contributed $1.3 million to the decline in expenses in fiscal 2008. Labor and labor-related expenses contributed $1.0 million to the overall decline, primarily as a result of the shift of resources from our VSA operations to EPS operations to support our strategic growth initiatives. Miscellaneous office and business-related expenses decreased $0.1 million, while bad debt expense increased $0.2 million during the current fiscal year.

Selling and Marketing (Continuing Operations)

The following table provides a year-over-year comparison of selling and marketing costs incurred by our Continuing Operations during fiscal years 2008 and 2007.

	Year Ended September 30,		Variance	
	2008	2007	$	%
	(In thousands, except percentages)			
Selling and marketing				
EPS	$8,486	$6,859	$1,627	23.7%
Wind-down	191	1,091	(900)	(82.5)%
Total	**$8,677**	**$7,950**	**$ 727**	**9.1%**

EPS Selling and Marketing: During fiscal 2008, EPS incurred $8.5 million of selling and marketing expenses, a $1.6 million, or 23.7%, increase over fiscal 2007. Of the overall increase, $2.5 million is attributable to an increase in labor and labor-related expenses, primarily due to an increase in marketing efforts as a result of our strategic initiative to grow our EPS operations. Offsetting this increase are: a $0.3 million decrease in advertising expenses; a $0.3 million decrease in miscellaneous office and consulting services; a $0.2 million decrease in strategic partnership costs; and a $0.1 million decrease in travel and travel-related expenses.

Wind-down Selling and Marketing: During fiscal 2008, our Wind-down operations incurred $0.2 million in selling and marketing expenses, a $0.9 million, or 82.5%, decrease over the same period last year. The decrease is primarily due to the absence of labor and labor-related expenses as a result of the shift in marketing efforts to our EPS strategic initiatives.

Depreciation and Amortization (Continuing Operations)

	Year Ended September 30,		Variance	
	2008	**2007**	**$**	**%**
	(In thousands, except percentages)			
Depreciation and amortization				
EPS	$3,900	$3,810	$ 90	2.4%
Wind-down	1,428	763	665	87.2%
Total	**$5,328**	**$4,573**	**$755**	**16.5%**

During the fourth quarter of fiscal 2007 we reclassified our VSA operation from held-for-sale to Wind-down and subsequently resumed depreciating and amortizing its assets. As a result, our depreciation and amortization expense increased $0.7 million in fiscal 2008 over the same period last year.

Other Income (Continuing Operations)

Interest income, net: Interest income earned during fiscal 2008 decreased $0.6 million, or 17.2%, from interest income earned during fiscal 2007, to $2.7 million. The decrease in interest rates earned on our investments, consistent with interest rate changes in the marketplace, is the primary cause of the decline.

Income Tax Provision (Continuing Operations)

We reported income tax provisions of $87,000 for fiscal 2008, compared with $76,000 reported for fiscal 2007. The provision for income taxes represents federal and state tax obligations incurred by our EPS operations. Our Consolidated Statements of Operations do not reflect a federal tax provision because of offsetting adjustments to our valuation allowance. Our effective tax rates differ from the federal statutory rate due to state income taxes, tax-exempt interest income and the charge for establishing a valuation allowance on our net deferred tax assets. Our future tax rate may vary due to a variety of factors, including, but not limited to: the relative income contribution by tax jurisdiction; changes in statutory tax rates; the amount of tax exempt interest income generated during the year; changes in our valuation allowance; our ability to utilize net operating losses and any non-deductible items related to acquisitions or other nonrecurring charges.

DISCONTINUED OPERATIONS

During fiscal year ended September 30, 2008, net loss from Discontinued Operations of our former GBPO and PSSI businesses was $15.4 million. During fiscal year ended September 30, 2007, net income from Discontinued Operations was $15.4 million. The $30.8 million decrease is due to: $24.2 million decrease in revenues and $17.4 million decrease in direct, general and administrative, selling and marketing and depreciation and amortization expenses, offset by $15.0 million increase in impairment expense during fiscal 2008, all as a result of our decision during fiscal 2007 to divest certain businesses.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2009 we had $57.6 million in cash, cash equivalents and marketable securities compared with $79.0 million at September 30, 2008. The decrease of $21.4 million is primarily due to the purchase of ChoicePay in February 2009 and the repurchase of our common stock. In January 2009, we announced a stock repurchase program, which authorizes the repurchase of up to $15.0 million of our common stock, and in August 2009, our Board increased the size of the repurchase program to $20.0 million. In addition, as of September 30, 2009 we had restricted cash of $7.4 million, of which $6.0 million is used as a compensating balance required by our bank to guarantee availability of funds for processing outgoing Automated Clearing House payments to our clients and $1.4 million is used to collateralize outstanding letters of credit, which are scheduled to come due during fiscal year 2010. We currently have an Amended and Restated Credit and Security Agreement, as amended, with our lender, under which we may obtain up to $7.5 million of letters of credit. This agreement also grants the lender a perfected security interest in cash collateral in an amount equal to all issued and to be issued letters of credit. The $1.4 million of letters of credit outstanding were issued to secure performance bonds and a property lease.

We believe we have sufficient liquidity to meet currently anticipated growth, including capital expenditures, working capital investments, and acquisitions, as well as participation in our stock repurchase program for the next twelve months. We expect to generate cash flows from operating activities over the long term; however, we may experience significant fluctuations from quarter to quarter resulting from the timing of billing and collections. To the extent that our existing capital resources are insufficient to meet our capital requirements, we will have to raise additional funds. There can be no assurance that additional funding, if necessary, will be available on favorable terms, if at all. Currently, we do not have any short or long-term debt.

Net Cash from Continuing Operations — Operating Activities. During the fiscal year ended September 30, 2009, our operating activities from Continuing Operations provided $2.0 million of cash. This reflects a net loss of $5.5 million from Continuing Operations and $9.6 million of non-cash items. During fiscal 2009, $5.4 million of cash was generated by an increase in accounts payable and accrued liabilities, primarily associated with settlements payable as a result of the ChoicePay acquisition. An increase in accounts receivable, associated with the settlements payable, used $6.5 million of cash. A decrease in deferred income used $0.9 million of cash. An increase in prepaid expenses and other assets used $0.1 million of cash.

Net Cash from Continuing Operations — Investing Activities. Net cash used in our investing activities from Continuing Operations for the fiscal year ended September 30, 2009 was $10.9 million, including $38.5 million of cash used to purchase available-for-sale securities, offset by $36.4 million of cash provided by maturities and sales of available-for-sale securities. During fiscal 2009, $6.9 million of cash was used to purchase substantially all of the assets of ChoicePay and $3.9 million of cash was used to purchase equipment and software and fund internal development of software primarily associated with our EPS business. The proceeds from the sale of our Discontinued Operations provided $1.3 million of cash. In addition, the release and maturity of restricted investments provided $0.5 million of cash, and $0.1 million was provided by the sale of trading securities. The collection of a note receivable associated with the divestiture of our Financial Management Systems operations provided $0.1 million of cash.

Net Cash from Continuing Operations — Financing Activities. Net cash used in our financing activities from Continuing Operations for the fiscal year ended September 30, 2009 was $11.1 million. The purchase of company stock used $11.6 million of cash, offset by $0.4 million provided by the issuance of stock. Capital lease obligations used $21,000 of cash.

Net Cash from Discontinued Operations — Operating Activities. During the fiscal year ended September 30, 2009, our operating activities from Discontinued Operations used $5.2 million of cash. This reflects a net loss of $6.0 million and $3.9 million of non-cash items, of which $2.6 million related to the write-down of held-for-sale assets, $1.5 million related to a loss recognized on the sale and disposal of our discontinued operations, offset by $0.2 million related to a reduction in bad debt expense. In addition, the net effect of changes in discontinued assets and liabilities used $3.1 million of cash.

Net Cash from Discontinued Operations — Investing Activities. Net cash used in our investing activities from Discontinued Operations for the fiscal year ended September 30, 2009 was $0.4 million, primarily used to fund internal development of software.

In Note 3 — Investments of our Consolidated Financial Statements we disclosed that at September 30, 2009, our investment portfolio included $31.2 million par value of AAA-rated auction rate municipal bonds that were collateralized with student loans. If the banking system or the financial markets continue to deteriorate or remain volatile, we may be unable to liquidate these investments in a timely manner at par value. To minimize the liquidity risks associated with these investments, we entered into an Auction Rate Securities Rights offer with our investment manager. This agreement allows us to sell our auction rate securities to the investment manager for a price equal to the par value plus accrued but unpaid interest beginning in June 2010. Our investment manager has the right to sell or dispose of our auction rate securities at par, at any time until the expiration of the offer on July 2, 2012.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations is based on our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or US GAAP. Note 2 — Summary of Significant Accounting Policies of our Notes to Consolidated Financial Statements contains a summary of our significant accounting policies, many of which require the use of estimates and assumptions. We believe that of our significant policies, the following are the most noteworthy because they are based upon estimates and assumptions that require complex subjective judgments by management, which can have a material effect on our reported results. Changes in these estimates or assumptions could materially impact our financial condition and results of operations. Actual results could differ materially from management's estimates.

Revenue Recognition. Certain judgments affect the application of our revenue policy. We derive revenues primarily from transaction and payment processing, systems design and integration, and maintenance and support services. We recognize revenues in accordance with accounting principles generally accepted in the United States, which, in some cases, require us to estimate costs and project status. Our EPS operations primarily recognize revenues using a transaction-based method as described below.

The methods that we use to recognize revenues are described below:

Transaction-based contracts — revenues are recognized based on fees charged on a per-transaction basis or fees charged as a percentage of dollars processed;

Fixed-price contracts — revenues are recognized either on a percentage-of-completion basis or when our customers accept the services we provide;

Time and materials contracts — revenues are recognized when we perform services and incur expenses;

Delivery-based contracts — revenues are recognized when we have delivered, and the customer has accepted, the product or service;

Software licenses — revenues are recognized for perpetual software licenses upon delivery when the fees are fixed and determinable, collection is probable and specific objective evidence exists to determine the value of any undeliverable elements of the arrangement. Revenues for software licenses with a fixed term are recognized on a straight-line period over the term of the license; and

Software maintenance contracts — revenues are recognized on a straight-line basis over the contract term, which is typically one year.

Any given contract may contain one or more elements with attributes of more than one of the contract types described above. In those cases, we account for each element separately, using the applicable accounting standards. In addition, we also establish an allowance for credit card reversals and charge-backs as part of our revenue recognition practices. For all our operations, the amount and timing of our revenue is difficult to predict. Any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

Collectibility of Receivables. Accounts receivable includes funds that are due to us to compensate us for the services we provide to our customers. We have established an allowance for doubtful accounts, which represents our best estimate of probable losses inherent in the accounts receivable balance. Each quarter we adjust this allowance based upon management's review and assessment of each category of receivable. Factors that we consider to establish this adjustment include the age of receivables, past payment history and the demographics of the associated debtors. Our allowance for uncollectible accounts is based both on the performance of specific debtors and upon general categories of debtors.

Goodwill and Other Intangible Assets. We review goodwill and purchased intangible assets with indefinite lives for impairment annually at the reporting unit level and whenever events or changes indicate that the carrying value of an asset may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a discounted cash flow methodology. This requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur and determination of our weighted-average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit.

Investments. We review our investments quarterly to identify other-than-temporary impairments in accordance with US GAAP. This determination requires us to use significant judgment in evaluating a number of factors, including: the duration and extent to which the fair value of an investment is less than its cost; the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow; and our intent and ability to hold the investment. When investments exhibit unfavorable attributes in these and other areas, we conduct additional analyses to determine whether the fair value of the investment is other-than-temporarily impaired.

Fair-value Measurements. In accordance with US GAAP, we record our financial assets including: cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities at cost, which approximates fair value due to their short-term nature. Investments in marketable securities are recorded at their estimated fair value. Factors considered in determining their fair value were: current and projected interest rates, quality of the underlying collateral, credit ratings of the issuer, percentage participation in the Federal Family Education Loan Program and a factor for illiquidity.

Contingencies. The outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. US GAAP requires that an estimated loss from a loss contingency such as a legal proceeding or claim should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. In determining whether a loss should be accrued, we evaluate a number of factors, including the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position and our results of operations.

Income Taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. US GAAP states we may recognize a tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on technical merits. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations or cash flows.

Discontinued Operations. We must use our judgment to determine whether particular operations are considered a component of the entity and when the operations should no longer be classified as continuing operations.

Share-Based Compensation. US GAAP requires public companies to expense employee share-based payments (including options, restricted stock units and performance stock units) based on fair value. We must use our judgment to determine key factors in determining the fair value of the share-based payment, such as volatility, forfeiture rates and the expected term in which the award will be outstanding.

RECENT ACCOUNTING STANDARDS

FASB ASC 810. In December 2007, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Codification, or ASC, 810, or FASB ASC 810, which requires companies to measure noncontrolling interests in subsidiaries at fair value and to classify them as a separate component of equity. FASB ASC 810 is effective as of each reporting fiscal year beginning after December 15, 2008, and applies only to transactions occurring after the effective date. We will adopt FASB ASC 810 beginning October 1, 2009. We do not believe that the adoption of FASB ASC 810 will have a material effect on our financial position or results of operations.

FASB ASC 805. In December 2007, FASB issued FASB ASC 805, which will require companies to measure assets acquired and liabilities assumed in a business combination at fair value. In addition, liabilities related to contingent consideration are to be re-measured at fair value in each subsequent reporting period. FASB ASC 805 will also require the acquirer in pre-acquisition periods to expense all acquisition-related costs. FASB ASC 805 is effective for fiscal years beginning after December 15, 2008, and is applicable only to transactions occurring after the effective date. We will adopt FASB ASC 805 beginning October 1, 2009. We are currently evaluating the effect the adoption of FASB ASC 805 will have on our financial position and results of operations.

FASB ASC 350-30-35-1. In April 2008, FASB issued FASB ASC 350-30-35-1. This ASC amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. FASB ASC 350-30-35-1 improves the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under other applicable accounting literature. We will adopt FASB ASC 350-30-35-1 beginning on October 1, 2009. We are currently evaluating the impact this ASC will have on our financial position and results of operations.

FASB ASC 820. In April 2009, the FASB issued three related staff positions to clarify the application of FASB ASC 820 to fair value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair value of financial instruments in interim periods. The final staff positions are effective for interim and annual periods ending after June 15, 2009.

- FASB ASC 820 (transitional 820-10-65-4) — which provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains the price that would be received to sell an asset or paid to transfer a liability at the measurement date.
- FASB ASC 320 — which modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities.
- FASB ASC 820-10-50 — which requires disclosures of the fair value of financial instruments within the scope of FASB ASC 820 in interim financial statements, adding to the current requirement to make those disclosures in annual financial statements. The staff position also requires that companies disclose the method or methods and significant assumptions used to estimate the fair value of financial instruments and a discussion of changes, if any, in the method or methods and significant assumptions during the period.

We have adopted the new staff positions as of June 30, 2009. These new staff positions did not have a material impact on our financial position and results of operations.

FASB ASC 860. In June 2009, the FASB issued ASC 860, which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. FASB ASC 860 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. We will adopt FASB ASC 860 on October 1, 2010.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements as those are defined under the SEC rules.

INDEMNIFICATION AGREEMENTS

We have indemnification agreements with each of our directors and executive officers and one non-executive officer. These agreements provide such persons with indemnification, to the maximum extent permitted by our Articles of Incorporation or Bylaws or by the General Corporation Law of the State of Delaware, against all expenses, claims, damages, judgments and other amounts (including amounts paid in settlement) for which such persons become liable as a result of acting in any capacity on behalf of Tier, subject to certain limitations.

EMPLOYMENT AGREEMENTS

As of September 30, 2009, we had employment and change of control agreements with five executives and one other key manager. If certain termination or change of control events were to occur under the six contracts as of September 30, 2009, we could be required to pay up to $5.7 million.

CONTRACTUAL OBLIGATIONS

We have contractual obligations to make future payments on lease agreements, none of which have remaining terms that extend beyond five years. Additionally, in the normal course of business, we enter into contractual arrangements whereby we commit to future purchases of products or services from unaffiliated parties. Purchase obligations are legally binding arrangements whereby we agree to purchase products or services with a specific minimum quantity defined at a fixed minimum or variable price over a specified period of time. The most significant purchase obligation is for contracts with our subcontractors. The following table presents our expected payments for contractual obligations that were outstanding at September 30, 2009. All of our contractual obligations expire by 2013.

		Payments Due by Period	
	Total	2010	2011-2013
	(In thousands)		
Capital lease obligations (equipment)(1)	$ 115	$ 37	$78
Operating lease obligations:			
Facilities leases	1,242	1,242	—
Equipment leases	8	5	3
Purchase obligations:			
Subcontractor	310	310	—
Purchase order	143	143	—
Total contractual obligations	$1,818	$1,737	$81

(1) *Includes interest payments of $2.*

ITEM 7A — *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We maintain a portfolio of cash equivalents and investments in a variety of securities, including certificates of deposit, money market funds and government and non-government debt securities. These available-for-sale securities are subject to interest rate risk and may decline in value if market interest rates increase. If market interest rates increase immediately and uniformly by ten percentage points from levels at September 30, 2009 the fair value of the portfolio would decline by approximately $17,000.

ITEM 8 — *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 35
CONSOLIDATED BALANCE SHEETS 36
CONSOLIDATED STATEMENTS OF OPERATIONS 37
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY 38
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS 39
CONSOLIDATED STATEMENTS OF CASH FLOWS 40
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 42
NOTE 1 — NATURE OF OPERATIONS 42
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 42
NOTE 3 — INVESTMENTS 48
NOTE 4 — FAIR VALUE MEASUREMENTS 50
NOTE 5 — CUSTOMER CONCENTRATION AND RISK 51
NOTE 6 — PROPERTY, EQUIPMENT AND SOFTWARE 52
NOTE 7 — GOODWILL AND OTHER INTANGIBLE ASSETS 53
NOTE 8 — INCOME TAXES 55
NOTE 9 — CONTINGENCIES AND COMMITMENTS 57
NOTE 10 — RELATED PARTY TRANSACTIONS 60
NOTE 11 — RESTRUCTURING 60
NOTE 12 — SEGMENT INFORMATION 61
NOTE 13 — SHAREHOLDERS' EQUITY 63
NOTE 14 — SHARE-BASED PAYMENT 63
NOTE 15 — DISCONTINUED OPERATIONS 66
NOTE 16 — LOSS PER SHARE 68
NOTE 17 — ACQUISITION 68
NOTE 18 — SUBSEQUENT EVENTS 69
SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) 70
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS 71

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tier Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Tier Technologies, Inc. and subsidiaries as of September 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, comprehensive loss, and cash flows for each of the three years in the period ended September 30, 2009. Our audits also included the financial statement schedule of Tier Technologies, Inc. and subsidiaries listed in Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tier Technologies, Inc. and subsidiaries as of September 30, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Tier Technologies, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated November 9, 2009, expressed an unqualified opinion on the effectiveness of Tier Technologies, Inc. and subsidiaries internal control over financial reporting.

/s/ McGladrey & Pullen, LLP

Vienna, VA
November 9, 2009

TIER TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

	September 30, 2009	September 30, 2008
	(In thousands)	
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 21,969	$ 47,735
Investments in marketable securities	4,499	2,415
Restricted investments	1,361	—
Accounts receivable, net	4,790	4,209
Settlements receivable, net	6,272	—
Unbilled receivables	—	532
Prepaid expenses and other current assets	2,239	1,331
Current assets — held-for-sale	—	11,704
Total current assets	41,130	67,926
Property, equipment and software, net	7,990	4,479
Goodwill	17,329	14,526
Other intangible assets, net	12,038	13,455
Investments in marketable securities	31,169	28,821
Restricted investments	6,000	7,861
Other assets	571	283
Total assets	**$116,227**	**$137,351**
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Accounts payable	$ 84	$ 918
Settlements payable	9,591	—
Accrued compensation liabilities	3,213	4,289
Accrued discount fees	5,343	5,243
Other accrued liabilities	3,425	4,667
Deferred income	861	1,790
Current liabilities — held-for-sale	—	9,061
Total current liabilities	22,517	25,968
Other liabilities	1,121	136
Total liabilities	**23,638**	**26,104**
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Preferred stock, no par value; authorized shares: 4,579; no shares issued and outstanding	—	—
Common stock and paid-in capital; shares authorized: 44,260; shares issued: 20,687 and 20,619; shares outstanding: 18,238 and 19,735	192,030	190,099
Treasury stock — at cost, 2,449 and 884 shares	(20,271)	(8,684)
Accumulated other comprehensive loss	—	(2,504)
Accumulated deficit	(79,170)	(67,664)
Total shareholders' equity	92,589	111,247
Total liabilities and shareholders' equity	**$116,227**	**$137,351**

See Notes to Consolidated Financial Statements

TIER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended September 30,		
	2009	2008	2007
	(In thousands, except per share data)		
Revenues	$128,246	$122,571	$108,306
Costs and expenses:			
Direct costs	95,594	95,234	82,668
General and administrative	25,529	28,020	26,372
Selling and marketing	6,708	8,677	7,950
Depreciation and amortization	6,569	5,328	4,573
Write-down of goodwill and intangible assets	—	—	9,161
Total costs and expenses	134,400	137,259	130,724
Loss from continuing operations before other income and income taxes	(6,154)	(14,688)	(22,418)
Other income:			
Income from investments:			
Equity in net income of unconsolidated affiliate	—	—	475
Realized foreign currency gain	—	—	239
Gain on sale of unconsolidated affiliate	—	—	80
Interest income, net	754	2,731	3,300
Loss on investment	(31)	—	—
Total other income	723	2,731	4,094
Loss from continuing operations before income taxes	(5,431)	(11,957)	(18,324)
Income tax provision	40	87	76
Loss from continuing operations	(5,471)	(12,044)	(18,400)
(Loss) income from discontinued operations, net	(6,035)	(15,401)	15,366
Net loss	$(11,506)	$(27,445)	$ (3,034)
(Loss) earnings per share — Basic and diluted:			
From continuing operations	$ (0.28)	$ (0.61)	$ (0.94)
From discontinued operations	$ (0.31)	$ (0.79)	$ 0.78
Loss per share — Basic and diluted	**$ (0.59)**	**$ (1.40)**	**$ (0.16)**
Weighted average common shares used in computing:			
Basic and diluted loss per share	19,438	19,616	19,512

See Notes to Consolidated Financial Statements

TIER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock Issued		Paid-in-Capital	Treasury Stock		Notes Receivable from Related Parties	Accumulated Other Comprehensive (loss) Income	Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount		Shares	Amount				
	(In thousands)								
Balance at September 30, 2006	20,383	$204	$184,183	(884)	$ (8,684)	$(4,275)	$ (33)	$(37,185)	$134,210
Net loss	—	—	—	—	—	—	—	(3,034)	(3,034)
Exercise of stock options	42	—	213	—	—	—	—	—	213
Payment on notes and interest receivable from related parties	—	—	126	—	—	4,275	—	—	4,401
Share-based payment	—	—	1,691	—	—	—	—	—	1,691
Unrealized gain on investments	—	—	—	—	—	—	2	—	2
Impact of realized foreign currency gains	—	—	—	—	—	—	(239)	—	(239)
Foreign currency translation adjustment	—	—	—	—	—	—	270	—	270
Balance at September 30, 2007	20,425	204	186,213	(884)	(8,684)	—	—	(40,219)	137,514
Net loss	—	—	—	—	—	—	—	(27,445)	(27,445)
Exercise of stock options	194	2	1,281	—	—	—	—	—	1,283
Share-based payment	—	—	2,399	—	—	—	—	—	2,399
Unrealized loss on investments	—	—	—	—	—	—	(2,504)	—	(2,504)
Balance at September 30, 2008	20,619	206	189,893	(884)	(8,684)	—	(2,504)	(67,664)	111,247
Net loss	—	—	—	—	—	—	—	(11,506)	(11,506)
Exercise of stock options	68	1	421	—	—	—	—	—	422
Share-based payment	—	—	1,509	—	—	—	—	—	1,509
Repurchase of common stock	—	—	—	(1,565)	(11,587)	—	—	—	(11,587)
Impact of realized losses transferred from Accumulated Other Comprehensive Income and included in net loss	—	—	—	—	—	—	2,504	—	2,504
Balance at September 30, 2009	20,687	$207	$191,823	(2,449)	$(20,271)	$ —	$ —	$(79,170)	$ 92,589

See Notes to Consolidated Financial Statements

TIER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended September 30,		
	2009	2008	2007
		(In thousands)	
Net loss	$(11,506)	$(27,445)	$(3,034)
Other comprehensive (loss) income, net of taxes:			
Investments in marketable securities:			
Unrealized (loss) gain	—	(2,504)	2
Impact of realized loss transferred from Accumulated Other Comprehensive Income and included in net loss	2,504	—	—
Foreign currency translation:			
Foreign currency translation adjustment	—	—	270
Less impact of realized gains (transferred from accumulated other comprehensive income and included in net loss)	—	—	(239)
Other comprehensive income (loss)	2,504	(2,504)	33
Comprehensive loss	$ (9,002)	$(29,949)	$(3,001)

See Notes to Consolidated Financial Statements

TIER TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,		
	2009	2008	2007
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(11,506)	$(27,445)	$ (3,034)
Less: (Loss) income from discontinued operations, net	(6,035)	(15,401)	15,366
Loss from continuing operations, net	(5,471)	(12,044)	(18,400)
Non-cash items included in net loss from continuing operations:			
Depreciation and amortization	6,642	5,497	4,744
Provision for doubtful accounts	417	239	(42)
Accrued forward loss on contracts	(28)	(12)	25
Equity in net income of unconsolidated affiliate	—	—	(475)
Gain on sale of unconsolidated affiliate	—	—	(80)
Foreign currency translation gain realized on sale of unconsolidated affiliate	—	—	(239)
Settlement of pension contract	—	—	1,254
Share-based compensation	2,522	2,224	1,514
Write-down of goodwill and intangible assets	—	—	9,192
Loss on trading investments	31	—	—
Other	9	465	8
Net effect of changes in assets and liabilities:			
Accounts receivable and unbilled receivables	(6,510)	473	(1,413)
Prepaid expenses and other assets	(89)	261	3,050
Accounts payable and accrued liabilities	5,399	311	(142)
Income taxes receivable	1	19	3
Deferred income	(929)	(859)	129
Cash provided by (used in) operating activities from continuing operations	1,994	(3,426)	(872)
Cash (used in) provided by operating activities from discontinued operations	(5,187)	3,955	14,645
Cash (used in) provided by operating activities	(3,193)	529	13,773
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available-for-sale securities	(38,455)	(7,325)	(21,012)
Sales and maturities of available-for-sale securities	36,371	33,815	3,550
Sales of trading securities	125	—	—
Purchases of restricted investments	—	—	(22,611)
Sales and maturities of restricted investments	500	1,250	20,098
Purchase of equipment and software	(3,889)	(1,951)	(931)
Repayment of notes and accrued interest from related parties	—	—	4,401
ChoicePay asset purchase net of cash acquired	(6,927)	—	—
Proceeds from sale of discontinued operations and equity investment	1,255	8,735	4,784
Collection of note receivable	71	—	—
Other investing activities	—	—	(164)
Cash (used in) provided by investing activities for continuing operations	(10,949)	34,524	(11,885)
Cash used in investing activities for discontinued operations	(437)	(5,057)	(4,010)
Cash (used in) provided by investing activities	(11,386)	29,467	(15,895)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net proceeds from issuance of common stock	421	1,283	213
Purchase of company stock	(11,587)	—	—
Capital lease obligations and other financing arrangements	(21)	(56)	(26)
Cash (used in) provided by financing activities from continuing operations	(11,187)	1,227	187
Cash used in financing activities for discontinued operations	—	(4)	(6)
Cash (used in) provided by financing activities	(11,187)	1,223	181
Effect of exchange rate changes on cash	—	—	(11)
Net (decrease) increase in cash and cash equivalents	(25,766)	31,219	(1,952)
Cash and cash equivalents at beginning of period	47,735	16,516	18,468
Cash and cash equivalents at end of period	$ 21,969	$ 47,735	$ 16,516

TIER TECHNOLOGIES, INC.

CONSOLIDATED SUPPLEMENTAL CASH FLOW INFORMATION — (Continued)

	Year Ended September 30,		
	2009	2008	2007
	(In thousands)		
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ 14	$ 11	$ 13
Income taxes paid, net	$ 38	$ 24	$ 128
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Interest accrued on shareholder notes	$ —	$ —	$ 126
Equipment acquired under capital lease obligations and other financing arrangements	$ 116	$ 28	$ 26
Investments released from restriction	$ —	$2,415	$3,414
Fair value of ARS Rights	$ 3,289	$ —	$ —
Receivables from third parties	$ 950	$ —	$ —
Transfer from available-for-sale to trading securities, at par value	$31,325	$ —	$ —
Decrease in fair value of trading securities	$ 816	$ —	$ —
Purchase price of ChoicePay acquisition	$ 7,597	$ —	$ —
Fair value of identifiable net assets acquired	$ 4,794	$ —	$ —
Goodwill arising from ChoicePay acquisition	$ 2,803	$ —	$ —

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — NATURE OF OPERATIONS

Tier Technologies, Inc., or Tier, primarily provides Electronic Payment Solutions, or EPS (previously referred to as Electronic Payment Processing, or EPP). EPS services are provided by our wholly owned subsidiary Official Payments Corporation, or OPC. We operate in the following biller direct markets:

- Federal — which includes federal income and business tax payments;
- State and Local — which includes state and local income tax payments;
- Property Tax— which covers state and local real property tax;
- Utility;
- Education — which consists of services to post-secondary educational institutions; and
- Other — which includes local government fines and fees, motor vehicle registration and payments, rent, insurance, K-12 education meal pay and fee payments, and personal property tax payments.

We also operated in two other business areas which we are winding down. These are portions of our former Government Business Process Outsourcing, or GBPO, and Packaged Software Systems Integration, or PSSI, operations that we expect to wind down over a four-year period because they are neither compatible with our long-term strategic direction nor complementary with the other businesses that we were divesting. These operations include:

- *Voice and Systems Automation (formerly part of GBPO)* — provides call center interactive voice response systems and support services, including customization, installation and maintenance; and
- *Public Pension Administration Systems (formerly part of PSSI)* — provides services to support the design, development and implementation of pension applications for state, county and city governments.

For additional information about our EPS and Wind-down Operations, see Note 12 — Segment Information.

For additional information about businesses in which we no longer operate, and have divested, see Note 15 — Discontinued Operations.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. These financial statements and the accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America and conform to Regulation S-X under the Securities Exchange Act of 1934, as amended. We believe we have made all necessary adjustments so that the financial statements are presented fairly and that all such adjustments are of a normal recurring nature.

Principles of Consolidation. The financial statements include the accounts of Tier Technologies, Inc. and its subsidiaries. Intercompany transactions and balances have been eliminated. Prior to the sale of our investment in CPAS, Inc. (an investment in which we exercised significant influence, but did not control or act as the primary beneficiary) in June 2007, we accounted for our 46.96% interest in CPAS using the equity method, under which our share of CPAS' net income (loss) was recognized in the period in which it was earned by CPAS.

Use of Estimates. Preparing financial statements requires management to make estimates and assumptions that affect the amounts reported on our Consolidated Financial Statements and accompanying notes. We believe that near-term changes could reasonably impact the following estimates: project costs and percentage of completion; effective tax rates; deferred taxes and associated valuation allowances; collectibility of receivables; share-based compensation; and valuation of goodwill, intangibles and investments. Although we believe the estimates and assumptions used in preparing our Consolidated Financial Statements and notes thereto are reasonable in light of known facts and circumstances, actual results could differ materially.

Foreign Currencies. We use the local foreign currency as the functional currency to translate our investment in certain inactive operations and our former investment in CPAS. The assets and liabilities of the subsidiaries are translated into U.S. dollars using exchange rates in effect at the balance sheet date, revenues and expenses are translated using the average exchange rate for the period and gains and losses from this translation process are included in *Accumulated other comprehensive loss* in the shareholders' equity section of our Consolidated Balance Sheets.

Cash and Cash Equivalents. Cash equivalents are highly liquid investments with maturities of three months or less at the date of purchase and are stated at amounts that approximate fair value, based on quoted market prices. Cash equivalents consist principally of investments in interest-bearing demand deposit accounts with financial institutions.

Revenue Recognition and Credit Risk. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. We assess collectibility based upon our clients' financial condition and prior payment history, as well as our performance under the contract. When we enter into certain arrangements where we are obligated to deliver multiple products and/or services, we account for each unit of the contract separately when each unit provides value to the customer on a standalone basis and there is objective evidence of the fair value of the standalone unit.

Continuing Operations

Our EPS operations offer payment solutions services to our clients, which allow them to offer their constituents (individuals or businesses) the ability to pay certain financial obligations with their credit or debit cards, electronic check, cash or money order, depending on the terms of the contract. Our revenue is generated in the form of the convenience fee we are permitted to charge for the electronic payment solutions service provided. Depending on the agreement with the client, the convenience fee can be a fixed fee or a percentage of the payment processed. In more than 90% of our arrangements, this fee is charged directly to the constituent and is added to their payment obligation at the point the payment is processed. Our clients pay the remainder of the convenience fees we receive. We recognize the revenue in the month in which the service is provided.

We use the percentage-of-completion method to recognize revenue associated with our Pension wind-down operations, which substantially completed in September 2009. This method of revenue recognition is discussed in more detail in the following Discontinued Operations section.

Our remaining Wind-down operations include software sales and maintenance and support, as well as non-essential training and consulting. We recognize the revenues on training and consulting projects in the month the services are performed. The method of revenue recognition for software sales and maintenance and support is discussed in more detail in the following Discontinued Operations section.

Discontinued Operations

Typically, our payment processing and call center operations earn revenues based upon a specific fee per transaction or percentage of the dollar amount processed. We recognize these revenues in the month that the service is provided. As of September 30, 2008 our payment processing and call center operations were completely divested.

We use the percentage-of-completion method to recognize revenues for software licenses and related services for projects that require significant modification or customization that is essential to the functionality of the software. We record a provision in those instances in which we believe it is probable that a contract will generate a net loss and we can reasonably estimate this loss. If we cannot reasonably estimate the loss, we limit the amount of revenue that we recognize to the costs we have incurred, until we can estimate the total loss. Advance payments from clients and amounts billed to clients in excess of revenue recognized are recorded as deferred revenue. Amounts recognized as revenue in advance of contractual billing are recorded as unbilled receivables.

For the sale of software that does not require significant modification, we recognize revenues from license fees when persuasive evidence of an agreement exists, delivery of the software has occurred, no significant implementation or integration obligations exist, the fee is fixed or determinable and collectibility is probable. If we do not believe it is probable that we will collect a fee, we do not recognize the associated revenue until we collect the payment.

For software license arrangements with multiple obligations (for example, undelivered maintenance and support), we allocate revenues to each component of the arrangement using the residual value method of accounting based on the fair value of the undelivered elements, which is specific to our company. Fair value for the maintenance and support obligations for software licenses is based upon the specific renewal rates.

Our license agreements do not offer return rights or price protection; therefore, we do not have provisions for sales returns on these types of agreements. We do, however, offer routine, short-term warranties that our proprietary software will operate free of material defects and in conformity with written documentation. Under these agreements, if we have an active maintenance agreement, we record a liability for our estimated future warranty claims, based on historical experience. If there is no maintenance contract, the warranty is considered implied maintenance and we defer revenues consistent with other maintenance and support obligations.

When we provide ongoing maintenance and support services, the associated revenue is deferred and recognized on a straight-line basis over the life of the related contract — typically one year. Generally, we recognize the revenues earned for non-essential training and consulting support when the services are performed.

Finally, under the terms of a number of our contracts, we are reimbursed for certain costs that we incur to support the project, including travel, postage, stationery and printing. We include the amounts that we are entitled to be reimbursed and any associated mark-up on these expenses in *Revenues* and include the expenses as a direct cost in *(Loss) income from discontinued operations, net* on our Consolidated Statements of Operations.

Allowance for Doubtful Accounts. The allowance for doubtful accounts reflects our best estimate of probable losses inherent in the accounts receivable balance. We determine the allowance based on known troubled accounts, historical experience and other currently available evidence. In addition, our OPC subsidiary records a sales return allowance, calculated monthly as a percentage of gross revenues on the applicable contracts, to establish an allowance for the reversal of convenience fees. From October 2008 to June 2009, this rate was 0.35% and was increased to 0.40% in July 2009. Convenience fees are charged to cardholders on a per transaction basis and are reinstated to cardholders upon an approved payment reversal. Additions to the provision for bad debts are included in *General and administrative* on our Consolidated Statements of Operations, while the provision for sales return allowance is included as a reduction against *Revenues*. The balance of our allowance for doubtful accounts for Continuing Operations was $0.4 million at September 30, 2009 and $0.3 million at September 30, 2008.

Settlements receivable, net. Individuals and businesses settle their obligations to our various clients, primarily utility and other public sector clients, using credit or debit cards or via ACH payments. We create a receivable for the amount due from the credit or debit card company or bank and an offsetting payable to the client. Once we receive confirmation the funds have been received, we settle the obligation to the client.

Fair Value of Financial Instruments. The carrying amounts of certain financial instruments, including cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

Investments in Marketable Securities. Investments in marketable securities are composed of available-for-sale securities and trading securities. Restricted investments pledged in connection with performance bonds and real estate operating leases are reported as *Restricted investments* on the Consolidated Balance Sheets. Unrestricted investments with remaining maturities of 90 days or less (as of the date that we purchased the securities) are classified as cash equivalents. Other securities that would not otherwise be included in *Restricted investments* or *Cash and cash equivalents* are classified on the Consolidated Balance Sheets as *Investments in marketable securities*. Our investments are categorized as available-for-sale and trading securities and recorded at estimated fair value, based on quoted market prices, or financial models if quoted market prices are unavailable. Increases and decreases in fair value are recorded as unrealized gains and losses in *Other comprehensive income* for available-for-sale securities, and are recorded in the Consolidated Statements of Operations as Loss in investments for trading securities. Realized gains and losses and declines in fair value judged to be other-than-temporary are included in the Consolidated Statements of Operations as a *Loss on investment*. Interest earned is included in *Interest income, net*.

Our securities are municipal bonds collateralized with student loans. These municipal bonds are bought and sold in the marketplace through a bidding process sometimes referred to as a "Dutch Auction." Beginning in February 2008 we began to experience unsuccessful auctions resulting from the uncertainty and turmoil of the credit markets, particularly with the concerns about mortgage-backed securities. Due to the lack of liquidity in the market, during fiscal 2008 we began classifying our investments in marketable securities as long-term.

In November 2008, we entered into an agreement with our investment manager, UBS AG, or UBS, which entitles us to sell our Auction Rate Securities, or ARS, to UBS for a price equal to the par value plus accrued but unpaid interest over a given period of time. For complete details on this agreement, please see Note 3 — Investments. We value this agreement in accordance with US GAAP at the fair value option for recognized financial assets, in order to match the changes in the fair value of the ARS. Consistent with this accounting treatment, we record unrealized gains and losses in *Loss on investment* in our Consolidated Statements of Operations.

Prior to entering into the agreement with UBS, we recorded our ARS as investments available-for-sale. We recorded unrealized gains and losses on our available-for-sale debt securities in *Accumulated other comprehensive loss* in the shareholders' equity section of our Consolidated Balance Sheets. Such an unrealized loss did not reduce net income for the applicable accounting period. In connection with entry into the UBS agreement in November 2008, we transferred our ARS from investments available-for-sale to trading securities in accordance with US GAAP. The transfer to trading securities reflects management's intent to exercise our rights related to our ARS under our agreement with UBS, or ARS Rights, during the period June 30, 2010 through July 2, 2012. Prior to our agreement with UBS, our intent was to hold the ARS until the market recovered. We record gains or losses on trading securities in *Loss on investment* in our Consolidated Statements of Operations.

Advertising Expense. We expense advertising costs, net of cooperative advertising cash contributions received from partners, during the period the advertising takes place. We incurred $0.4 million during fiscal 2009, $0.5 million during fiscal 2008, and $0.7 million during fiscal 2007 of net advertising expenses from Continuing Operations.

Property, Equipment and Software. Property, equipment and software are stated at cost and depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease terms, ranging from three to seven years. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

We expense the cost of software that we expect to sell, lease or market as research and development costs, prior to the time that technical feasibility is established. Once technical feasibility is established, we capitalize software development costs until the date that the software is available for sale. Similarly, we expense the costs incurred for software that we expect to use internally until the preliminary project stage has been completed. Subsequently, we capitalize direct service and material costs, as well as direct payroll and payroll-related costs and interest costs incurred during development. We amortize capitalized software costs at the greater of (a) the ratio of current revenues to total projected revenues or (b) the straight-line method over the estimated remaining economic life of the software. During fiscal year 2009 we recognized $2.6 million in impairment expense related to internally-developed software related to our discontinued operations.

Goodwill. Goodwill is typically tested for impairment on an annual basis at the end of each fiscal year and between annual tests if indicators of potential impairment exist, using a fair-value based approach. Subsequent to the decision during fiscal 2007 to divest certain portions of our operations through September 30, 2008, we have tested our goodwill for impairment on a quarterly basis. Impairment for the operations classified as held-for-sale is recorded in Discontinued Operations and impairment for all other operations, including Wind-down Operations is recorded in Continuing Operations. During fiscal 2008 we recorded goodwill impairment and sale-related write downs of $8.8 million for Discontinued Operations. During fiscal 2007 we recorded goodwill impairment of $8.5 million for Continuing Operations and $2.5 million for Discontinued Operations.

Intangible Assets. We amortize intangible assets with finite lives over their estimated benefit period, ranging from five to 16 years. We evaluate the recoverability of intangible assets periodically and take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No impairment existed during fiscal 2009.

Held-For-Sale Assets and Liabilities. Held-for-sale assets and liabilities are presented on our Consolidated Balance Sheet at the lower of their carrying value or fair value less costs to sell, once the criteria for held-for-sale status has been met. In accordance with US GAAP, assets are not depreciated or amortized while they are classified as held-for-sale. At the time the asset group is classified as held-for-sale and during each subsequent reporting period, we also evaluate goodwill for impairment at the segment level, whenever the businesses classified as held-for-sale have been fully integrated into the segment and the acquired goodwill benefits the rest of the reporting unit. In the event that the asset group being disposed of represents a business that is part of a segment, we allocate goodwill to be included in the carrying amount of the business based on the relative fair values of the business to be disposed of in relation to the remaining businesses in the segment, in accordance with US GAAP.

(Loss) Earnings Per Share. Basic (loss) earnings per share are computed by dividing net (loss) income by the weighted-average number of shares of common stock outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

Share-Based Payment. Share-based compensation cost for an option award is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the award (typically three to five years) using the ratable method. We also issue restricted stock units and performance stock units. For restricted stock units issuable in shares, we measure the award at the grant date fair value and recognize the expense over the applicable vesting period of three years. For the restricted stock units and performance stock units payable in cash, we record expense based on the fair value of the awards on the dates of each valuation, consistent with the recognition of awards classified as liabilities under US GAAP.

Income Taxes. Deferred income taxes are provided for the tax effect of temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate expected to be in effect when the taxes are paid or the differences are reversed. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. We recognize the tax benefit of an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

Accumulated Comprehensive (Loss) Income. Our accumulated comprehensive (loss) income is composed of net (loss) income, foreign currency translation adjustments and unrealized gains (losses) on marketable investment securities, net of related taxes.

Guarantees. We record guarantees at the fair value of the guarantee at its inception when a guarantor is required to make payments to the guaranteed party upon failure of the third party to perform under the obligations of the contract.

Accrued Discount Fees. Our direct costs for our EPS operations primarily consist of credit card interchange fees, in addition to assessments and other costs passed onto us by our processors. Collectively, these fees and costs are considered to be discount fees. Discount fees are charged to us as a percentage of the dollar volume we transact, and for expense purposes, are incurred during the month that the related transaction is authorized for payment. Accrued discount fees represent the total amount of discount fees which have been incurred by us on authorized transactions, but have yet to be remitted by us as of the reporting date. Discount fees are typically remitted by us in the calendar month which follows the date of transaction authorization.

RECENT ACCOUNTING PRONOUNCEMENTS

FASB ASC 810. In December 2007, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Codification, or ASC, 810, or FASB ASC 810, which requires companies to measure noncontrolling interests in subsidiaries at fair value and to classify them as a separate component of equity. FASB ASC 810 is effective as of each reporting fiscal year beginning after December 15, 2008, and applies only to transactions occurring after the effective date. We will adopt FASB ASC 810 beginning October 1, 2009. We do not believe that the adoption of FASB ASC 810 will have a material effect on our financial position or results of operations.

FASB ASC 805. In December 2007, FASB issued FASB ASC 805, which will require companies to measure assets acquired and liabilities assumed in a business combination at fair value. In addition, liabilities related to contingent consideration are to be re-measured at fair value in each subsequent reporting period. FASB ASC 805 will also require the acquirer in pre-acquisition periods to expense all acquisition-related costs. FASB ASC 805 is effective for fiscal years beginning after December 15, 2008, and is applicable only to transactions occurring after the effective date. We will adopt FASB ASC 805 beginning October 1, 2009. We are currently evaluating the effect the adoption of FASB ASC 805 will have on our financial position and results of operations.

FASB ASC 350-30-35-1. In April 2008, FASB issued FASB ASC 350-30-35-1. This ASC amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. FASB ASC 350-30-35-1 improves the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under other applicable accounting literature. We will adopt FASB ASC 350-30-35-1 beginning on October 1, 2009. We are currently evaluating the impact this ASC will have on our financial position and results of operations.

FASB ASC 820. In April 2009, the FASB issued three related staff positions to clarify the application of FASB ASC 820 to fair value measurements in the current economic environment, modify the recognition of other-than-temporary impairments of debt securities, and require companies to disclose the fair value of financial instruments in interim periods. The final staff positions are effective for interim and annual periods ending after June 15, 2009.

- FASB ASC 820 (transitional 820-10-65-4) — which provides guidance on how to determine the fair value of assets and liabilities under FASB ASC 820 in the current economic environment and reemphasizes that the objective of a fair value measurement remains the price that would be received to sell an asset or paid to transfer a liability at the measurement date.

- FASB ASC 320 — which modifies the requirements for recognizing other-than-temporarily impaired debt securities and significantly changes the existing impairment model for such securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency of and expands already required disclosures about other-than-temporary impairment for debt and equity securities.

- FASB ASC 820-10-50 — which requires disclosures of the fair value of financial instruments within the scope of FASB ASC 820 in interim financial statements, adding to the current requirement to make those disclosures in annual financial statements. The staff position also requires that companies disclose the method or methods and significant assumptions used to estimate the fair value of financial instruments and a discussion of changes, if any, in the method or methods and significant assumptions during the period.

We have adopted the new staff positions as of June 30, 2009. These new staff positions did not have a material impact on our financial position and results of operations.

FASB ASC 860. In June 2009, the FASB issued ASC 860, which eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. FASB ASC 860 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. We will adopt FASB ASC 860 on October 1, 2010.

NOTE 3 — INVESTMENTS

DEBT AND EQUITY SECURITIES

We own investments in marketable securities designated as available-for-sale or trading securities as defined by US GAAP. Restricted investments totaling $1.4 million at September 30, 2009, and $1.9 million at September 30, 2008 were pledged in connection with performance bonds and real estate operating leases and will be restricted for the terms of the project performance periods and lease periods, the latest of which is estimated to end in March 2010. Our bank requires us to maintain a $6.0 million money market investment as a compensating balance to guarantee availability of funds for processing outgoing Automated Clearing House payments to our clients. These investments are reported as *Restricted investments* on the Consolidated Balance Sheets.

We evaluate certain available-for-sale investments for other-than-temporary impairment when the fair value of the investment is lower than its book value. Factors that management considers when evaluating for other-than-temporary impairment include: the length of time and the extent to which market value has been less than cost; the financial condition and near-term prospects of the issuer; interest rates; credit risk; the value of any underlying portfolios or investments; and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market. We do not adjust the recorded book value for declines in fair value that we believe are temporary, if we have the intent and ability to hold the associated investments for the foreseeable future and we have not made the decision to dispose of the securities as of the reported date.

At September 30, 2009 and September 30, 2008, our investment portfolio included $31.2 million and $31.3 million, respectively, par value of municipal bonds that were collateralized with student loans. These municipal bonds are bought and sold in the marketplace through a bidding process sometimes referred to as a "Dutch Auction." After the initial issuance of the securities, the interest rate on the securities is reset at prescribed intervals (typically every 28 days), based upon the market demand for the securities on the reset date. We refer to these securities as auction rate securities, or ARS. Beginning in February 2008, some of the auctions for these securities were unsuccessful. Our investments are rated AAA, the issuers are current on all of their payment obligations, and we continue to earn interest on our auction rate security investments at the pre-determined contractual rate. As a result of the unsuccessful auctions and the uncertainty in the credit market, the estimated fair value of the investments no longer approximates par value. During the fiscal year ended September 30, 2008, we recorded an unrealized loss of $2.5 million, which is included in *Accumulated other comprehensive loss* on our Consolidated Balance Sheets, to write down the book value of the investments to fair market value. We determined fair market value of our investments using a discounted cash flow approach. During fiscal 2008 we reclassified these securities from current *Investments in marketable securities* to long-term *Investments in marketable securities* on our Consolidated Balance Sheets as a result of the lack of liquidity due to market conditions.

On November 11, 2008, we accepted an offer from our investment manager, UBS AG, or UBS, providing us with rights related to our ARS, or ARS Rights or the Rights. The ARS Rights (which have features that operate like put options) were covered in a prospectus dated October 7, 2008. The ARS Rights entitle us to sell our existing ARS to UBS for a price equal to the par value plus accrued but unpaid interest, at any time during the period June 30, 2010 through July 2, 2012. The ARS Rights also grant to UBS the sole discretion and right to sell or otherwise dispose of our eligible ARS at any time until July 2, 2012, without prior notification, so long as we receive a payment of par value plus any accrued but unpaid interest. We expect to sell our ARS under the Rights offering. If the ARS Rights are not exercised before July 2, 2012, they will expire and UBS will have no further rights or obligation to buy our ARS. So long as we hold our ARS, they will continue to accrue and pay interest as determined by the auction process or the terms of the ARS if the auction process fails.

The ARS Rights represent a firm agreement in accordance with US GAAP, which defines a firm agreement as an agreement with an unrelated party, binding on both parties and usually legally enforceable, with the following characteristics: (a) the agreement specifies all significant terms, including the quantity to be exchanged, the fixed price, and the timing of the transaction, and (b) the agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable.

The issuance of a prospectus and the settlements UBS executed with the Securities and Exchange Commission and other state regulatory authorities provide the assurance that our agreement with UBS is legally enforceable. The terms of the settlement agreement have been communicated to the public and our rights under the settlement are spelled out in the prospectus.

The ARS Rights between Tier and UBS relate to the ARS held by us, but are not embedded in or attached to the ARS. Rather, the ARS Rights are freestanding instruments that must be accounted for separately from the ARS. US GAAP defines a freestanding financial instrument as a "financial instrument that is entered into separately and apart from any of the entity's other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction that is legally detachable and separately exercisable." The ARS Rights are contractual arrangements entered into between UBS and Tier, are legally separate from the ARS, and can be exercised independently of any other instrument or event.

US GAAP permits us to measure the ARS Rights, a recognized financial asset, at fair value in order to match the changes in the fair value of the ARS. As a result, unrealized gains and losses have been included in earnings and will continue to be included in future periods. At September 30, 2009 we recorded the fair value of the Rights as $3.3 million with a credit to *Loss on investments* in our Consolidated Statements of Operations. We expect that future changes in the fair value of the Rights will approximate fair value movements in the related ARS.

Prior to accepting the UBS offer, we recorded our ARS as investments available-for-sale. We recorded unrealized gains and losses on our available-for-sale debt securities in *Accumulated other comprehensive loss* in the shareholders' equity section of our Consolidated Balance Sheets. Such an unrealized loss did not reduce net income for the applicable accounting period. In connection with our acceptance of the UBS offer in November 2008, we transferred our ARS from investments available-for-sale to trading securities in accordance with US GAAP. The transfer to trading securities reflects management's intent to exercise our ARS Rights during the period June 30, 2010 through July 2, 2012. Prior to our agreement with UBS, our intent was to hold the ARS until the market recovered. The transfer to trading securities resulted in recognizing a loss of $3.3 million in *Loss on investment* in our Consolidated Statements of Operations for the year ended September 30, 2009, an increase of $0.8 million compared to the unrealized loss of $2.5 million at September 30, 2008.

The funds associated with failed auctions will not be accessible until a successful auction occurs, the issuer calls or restructures the underlying security, we exercise our ARS Rights, the underlying security matures and is paid (all of our securities have maturities in excess of ten years) or a buyer outside the auction process emerges. We do not believe the unsuccessful auctions experienced to date are the result of the deterioration of the underlying credit quality of these securities, since our securities are municipal bonds collateralized with student loans. Securities collateralized with student loans are guaranteed by the issuing state and the Federal Family Education Loan Program. Under the Higher Education Act, student loans cannot be cancelled (discharged) due to bankruptcy. UBS has also decided to participate in the US Treasury's Temporary Guarantee Program. Even with these assurances, we intend to convert our investments in auction rate securities to other investments as liquidity returns and conditions permit.

Unrestricted investments with original maturities of 90 days or less (as of the date that we purchased the securities) are classified as cash equivalents. Except for our restricted investments, ARS, and ARS Rights, all other investments are categorized as available-for-sale investments. These securities are recorded at estimated fair value, based on quoted market prices or pricing methodologies. Increases and decreases in fair value are recorded as unrealized gains and losses in other comprehensive income. As explained above ARS and ARS Rights are classified as trading securities with changes in fair value recorded in current earnings.

The following table shows the balance sheet classification, amortized cost and estimated fair value of investments included in current and long-term investments in marketable securities:

	September 30, 2009				September 30, 2008		
	Amortized Cost	Unrealized Loss	Net Loss Impact	Estimated Fair Value	Amortized Cost	Unrealized Loss	Estimated Fair Value
	(In thousands)						
Investments in marketable securities:							
Treasury bills	$ 4,499	$—	$ —	$ 4,499	$ —	$ —	$ —
Certificates of deposit	—	—	—	—	2,415	—	2,415
Total marketable securities	**4,499**	**—**	**—**	**4,499**	**2,415**	**—**	**2,415**
Long-term investments in marketable securities:							
Trading investments:							
Debt securities (State and local bonds)	31,200	—	(3,320)	27,880	—	—	—
Auction rate securities Rights Series	—	—	3,289	3,289	—	—	—
Total trading investments	**31,200**	**—**	**(31)**	**31,169**	**—**	**—**	**—**
Available-for-sale investments:							
Debt securities (State and local bonds)	—	—	—	—	31,325	(2,504)	28,821
Total available-for-sale investments	—	—	—	—	31,325	(2,504)	28,821
Total investments	**$35,699**	**$—**	**$ (31)**	**$35,668**	**$33,740**	**$(2,504)**	**$31,236**

As of September 30, 2009, all of the debt securities that were included in short-term marketable securities had remaining maturities within one year. As of September 30, 2009, all the debt securities included as trading investments have maturities in excess of ten years. While all of these trading securities have long-term maturities, they are all auction rate securities with interest rates that typically reset every 28 days.

EQUITY INVESTMENTS

In June 2007 we sold our 46.96% investment of the outstanding common stock of CPAS, a Canadian-based supplier of pension administration software systems, back to CPAS for $4.8 million (USD). The sale price was approximately equal to the US-dollar equivalent of our book value in the CPAS investment as of June 30, 2007, plus estimated taxes and other disposal costs. In June 2007, we recorded a gain of $80,000 on the sale of this investment and realized a foreign currency gain on the investment of $239,000.

NOTE 4 — FAIR VALUE MEASUREMENTS

Fair value is defined under US GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs that may be used to measure fair value as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than quoted prices in active markets, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs, for which there is little or no market data for the assets or liabilities.

The following table represents the fair value hierarchy for our financial assets, comprised of cash equivalents and investments, measured at fair value on a recurring basis as of September 30, 2009.

Fair value measurements as of September 30, 2009

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Cash equivalents:				
Money market	$ 816	$ —	$ —	$ 816
Investments in marketable securities:				
U.S. Treasury bills	4,499	—	—	4,499
Debt securities	—	—	27,880	27,880
Auction Rate Securities Rights	—	—	3,289	3,289
Restricted investments:				
Money market	6,000	—	—	6,000
Certificates of deposit	—	1,361	—	1,361
Total	**$11,315**	**$1,361**	**$31,169**	**$43,845**

We value ARS using a discounted cash flow approach. The assumptions used in preparing the discounted cash flow model included estimates of the amount and timing of future interest and principal payments, projections of interest rate benchmarks, probability of full repayment of the principal considering the credit quality of the issuers, and the rate of return required by investors to own ARS given the current liquidity risk. The ARS Rights are a free standing asset separate from the ARS. In order to value the ARS Rights, we considered the intrinsic value, time value of money, and the creditworthiness of UBS.

Changes in fair value measurements of our securities are included in *Loss on investment* on our Consolidated Statements of Operations. The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Significant Unobservable Inputs (Level 3)
	(In thousands)
Balance at October 1, 2008	$28,821
Change in temporary valuation adjustment included in *Accumulated other comprehensive loss*	2,504
Sale of debt security	(125)
Loss included in earnings	(3,320)
Recognition of ARS rights	3,289
Balance at September 30, 2009	**$31,169**

NOTE 5 — CUSTOMER CONCENTRATION AND RISK

We derive a significant portion of our revenue from a limited number of governmental customers. Typically, the contracts allow these customers to terminate all or part of the contract for convenience or cause. We have one client, the Internal Revenue Service, or IRS, whose revenues exceeds 10% of revenues from EPS operations.

The following table shows the revenues specific to our contract with the IRS:

	Year Ended September 30,		
	2009	2008	2007
	(In thousands)		
Revenue	$24,354	$32,572	$28,138
Percentage of EPS Operations revenue	19.8%	27.8%	28.3%

Accounts receivable, net. As of September 30, 2009 and 2008, we reported $4.8 million and $4.2 million, respectively, in *Accounts receivable, net* on our Consolidated Balance Sheets. This item represents the short-term portion of receivables from our customers and other parties and retainers that we expect to receive. Approximately 30.9% and 32.7% of the balances reported at September 30, 2009 and 2008, respectively, represent accounts receivable, net that is attributable to operations that we intend to wind down during the course of the next three years. Within our Wind-down operations, we have one client whose accounts receivable balance makes up 21.9% of our total receivable balance at September 30, 2009. The remainder of the *Accounts receivable, net* balance is composed of receivables from certain of our EPS customers. None of our EPS customers have receivables that exceed 10% of our total receivable balance. As of September 30, 2009 and 2008, *Accounts receivable, net* included an allowance for uncollectible accounts of $0.3 million, which represents the balance of receivables that we believe are likely to become uncollectible.

Certain of our contracts allow customers to retain a portion of the amounts owed to us until predetermined milestones are achieved or until the project is completed. At September 30, 2008, *Accounts receivable, net* included $0.4 million, of retainers that were received during fiscal 2009.

Settlements receivable, net. As of September 30, 2009, we reported $6.3 million in *Settlements receivable, net* on our Consolidated Balance Sheets, which represents amounts due from credit or debit card companies or banks. Individuals and businesses settle their obligations to our various clients, primarily utility and other public sector clients, using credit or debit cards or via ACH payments. We create a receivable for the amount due from the credit or debit card company or bank and an offsetting payable to the client. Once we receive confirmation the funds have been received, we settle the obligation to the client. See Note 9 — Contingencies and Commitments for information about the settlements payable to our clients.

NOTE 6 — PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software, net consist of the following:

	September 30,	
	2009	2008
	(In thousands)	
Software	$ 5,003	$ 1,728
Computer equipment	4,563	6,650
Furniture and equipment	1,294	2,279
Land and building	2,651	2,651
Leasehold improvements	290	411
Total property, equipment and software, gross	**13,801**	**13,719**
Less: Accumulated depreciation and amortization	(5,811)	(9,240)
Total property, equipment and software, net	**$ 7,990**	**$ 4,479**

We depreciate fixed assets on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the lesser of the estimated remaining life of the leasehold or the remaining term of the lease.

Depreciation and amortization expense associated with property, equipment and software that we held and used for our Continuing Operations is reported on the following lines on our Consolidated Statements of Operations:

	Year Ended September 30,		
	2009	2008	2007
	(In thousands)		
Depreciation and amortization expenses for property, equipment and software:			
Included in *Direct costs:*			
Software	$ 26	$ 12	$ 12
Equipment	47	78	77
Total included in *Direct costs*	**73**	**90**	**89**
Included in *Depreciation and amortization*:			
Software	410	180	171
Equipment	1,198	964	828
Total included in *Depreciation and amortization*	**1,608**	**1,144**	**999**
Total depreciation and amortization expense for property, equipment and software	**$1,681**	**$1,234**	**$1,088**

In addition to the depreciation and amortization reflected in the above table, the line titled *(Loss) income from discontinued operations, net* on our Consolidated Statements of Operations included depreciation and amortization expenses of $79,000 for fiscal 2008 and $1.9 million for fiscal 2007. These amounts represent depreciation and amortization expense that was recorded until these assets were classified as held for sale. Property, equipment, software and capitalized leases used by our operations that are held-for-sale are reported as *Current assets — held-for-sale* on our Consolidated Balance Sheets. See Note 15 — Discontinued Operations for additional information

The cost of assets acquired under capital leases for our Continuing Operations was approximately $152,000 at September 30, 2009 and $261,000 at September 30, 2008. The related accumulated depreciation and amortization was $44,000 at September 30, 2009 and $210,000 at September 30, 2008.

NOTE 7 — GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL

In January 2009 we purchased substantially all of the assets of ChoicePay, Inc., and recorded $2.8 million in goodwill associated with the transaction. The following table summarizes changes in the carrying amount of goodwill during fiscal years 2009 and 2008 for our Continuing and Discontinued Operations. The goodwill for our

Continuing Operations is reported on the line titled *Goodwill* on our Consolidated Balance Sheets, while the goodwill for our Discontinued Operations is included in the line titled *Current assets — held-for-sale.*

	Continuing Operations			Discontinued Operations			
	EPS	Wind-down	Total	GBPO	PSSI	Total	Total
	(In thousands)						
Balance at September 30, 2007	**$14,526**	**$—**	**$14,526**	**$ 3,219**	**$ 8,907**	**$12,126**	**$26,652**
Fiscal year 2008 goodwill impairment	—	—	—	(141)	(8,470)	(8,611)	(8,611)
Goodwill write-off (divestitures)	—	—	—	(3,078)	(437)	(3,515)	(3,515)
Balance at September 30, 2008	**14,526**	**—**	**14,526**	**—**	**—**	**—**	**14,526**
ChoicePay, Inc. Asset Purchase	2,803	—	2,803	—	—	—	2,803
Balance at September 30, 2009	**$17,329**	**$—**	**$17,329**	**$ —**	**$ —**	**$ —**	**$17,329**

As a general practice, we test goodwill for impairment during the fourth quarter of each fiscal year at the reporting unit level using a fair value approach. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value, we would evaluate goodwill for impairment between annual tests. One such triggering event is when there is a more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of.

In the quarter ended September 30, 2008, we reviewed for impairment the goodwill assets classified as held-for-sale, as well as goodwill for our assets classified as held and used. As a result of the quarterly and annual reviews, we identified the need to reduce goodwill for our Discontinued Operations by $8.6 million. We recorded an additional $3.5 million reduction of goodwill associated with the divestiture of certain business units.

OTHER INTANGIBLE ASSETS, NET

Currently, all of our other intangible assets are included in Continuing Operations. We test our other intangible assets for impairment when an event occurs or circumstances change that would more likely than not reduce the fair value of the assets below the carrying value. No such events occurred during fiscal years ended September 30, 2009 or 2008. The following table summarizes *Other intangible assets, net,* for our Continuing Operations:

		September 30, 2009			September 30, 2008		
	Amortization Period	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(In thousands)					
Client relationships	8 -16 years	$28,408	$(20,353)	$ 8,055	$28,408	$(16,829)	$11,579
Add: ChoicePay, Inc.		1,629	(204)	1,425	—	—	—
		30,037	**(20,557)**	**9,480**	**28,408**	**(16,829)**	**11,579**
Technology and research and development	5 years	3,966	(3,956)	10	3,966	(3,317)	649
Add: ChoicePay, Inc.		1,652	(236)	1,416	—	—	—
		5,618	**(4,192)**	**1,426**	**3,966**	**(3,317)**	**649**
Trademarks	6 -10 years	3,200	(2,293)	907	3,200	(1,973)	1,227
Add: ChoicePay, Inc.		263	(38)	225	—	—	—
		3,463	**(2,331)**	**1,132**	**3,200**	**(1,973)**	**1,227**
Other intangible assets, net		**$39,118**	**$(27,080)**	**$12,038**	**$35,574**	**$(22,119)**	**$13,455**

All of our other intangible assets have finite lives and, as such, are subject to amortization. Amortization expense for other intangible assets was $5.0 million for fiscal 2009, $4.2 million for fiscal 2008, and $3.6 million for fiscal 2007, all of which is related to Continuing Operations. As of September 30, 2009, we expect to recognize the following amortization expense on other intangible assets over the next five years:

	Future Expense (In thousands)
Years ending September 30,	
2010	$ 4,514
2011	3,445
2012	2,951
2013	599
2014	145
Thereafter	384
Total future amortization expense	**$12,038**

NOTE 8 — INCOME TAXES

Significant components of the provision for income taxes are as follows:

	Continuing Operations Year Ended September 30,			Discontinued Operations Year Ended September 30,		
	2009	2008	2007	2009	2008	2007
	(In thousands)					
Current income tax provision:						
State	$40	$87	$76	$—	$—	$ —
Federal	—	—	—	—	—	(7,599)
Total provision for income taxes	$40	$87	$76	$—	$—	$(7,599)

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	Year Ended September 30,		
	2009	2008	2007
U.S. statutory federal tax rate	34.0%	34.0%	34.0%
State taxes, net of federal tax benefit	2.9%	4.1%	3.9%
Tax exempt interest income	—	0.1%	0.2%
Meals and entertainment	(0.7)%	(0.6)%	(0.9)%
Goodwill and intangible asset impairment	—	—	(27.7)%
Valuation allowance	(32.9)%	(34.1)%	(7.0)%
Stock-based compensation	(4.8)%	(3.6)%	(3.2)%
Other	0.8%	(0.6)%	—
Effective tax rate	(0.7)%	(0.7)%	(0.7)%

Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred income tax assets and liabilities are as follows:

	September 30,	
	2009	2008
	(In thousands)	
Deferred tax assets:		
Accrued expenses	$ 1,224	$ 2,587
Depreciation	—	151
Accounts receivable allowance	13	240
Intangibles	4,129	1,941
Other deferred tax assets	1,030	1,263
Net operating loss carryforward	38,111	33,229
Valuation allowance	(43,763)	(36,698)
Total deferred tax assets	744	2,713
Deferred tax liabilities:		
Depreciation	132	—
Internally developed software	—	2,104
Other deferred tax liabilities	326	322
Investment in subsidiary	286	287
Total deferred tax liabilities	744	2,713
Net deferred tax assets (liabilities)	$ —	$ —

At September 30, 2009, we had $98.9 million of federal net operating loss carryforwards, which begin to expire in fiscal 2018 through 2029. At September 30, 2009, we had $82.1 million of state net operating loss carryforwards, most of which begin to expire after fiscal 2017 through 2024.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In evaluating our ability to realize deferred tax assets, we considered all available positive and negative evidence. As of September 30, 2009, we maintained a full valuation allowance against the net deferred tax assets due to the uncertainty regarding utilization. As of September 30, 2009, a total of $20.3 million of the valuation allowance related to deferred tax assets for which any subsequently recognized tax benefits would be subject to FASB ASC 805, therefore adjustments to the valuation allowances will be recorded as a component of income tax expense, and $3.0 million of the valuation allowance related to deferred tax assets for which any subsequent recognized tax benefits would increase common stock.

We have completed a detailed study regarding the application of Section 382 of the Internal Revenue Code of 1986 (Section 382) which imposes an annual limitation on the utilization of net operating loss carryforwards following an ownership change. Application of the findings of this study resulted in a limitation of net operating loss carryforward amounts. Of the $98.9 million of federal net operating loss carryforward and $82.1 million on the state net operating loss carryforward, $48.6 million and $29.6 million, respectively, were acquired with the purchase of Official Payments Corporation in 2002. Our ability to realize the acquired federal net operating loss carryforward is limited to $3,350,000 per year pursuant to Internal Revenue Code Section 382. The balance of our federal net operating loss carryforwards, is currently limited to $5,993,000 per annum pursuant to Internal Revenue Code Section 382.

Our fiscal 2002 tax return included a $22.5 million loss on disposal of Australian operations. In fiscal 2003 we requested and received $6.5 million of federal income tax refunds associated with this disposal. Although we received the refund in October 2003, we fully reserved the entire balance because of uncertainty about the final review and resolution of this transaction by the Internal Revenue Service. From October 2003 to February 2007, we increased our reserve by $1.1 million to recognize the potential interest and penalties we could have incurred if the Internal Revenue Service had made an unfavorable decision.

In March 2007, we were notified by the Internal Revenue Service that its Joint Committee on Taxation had completed its review and had approved the $6.5 million refund. As a result, during the second quarter of fiscal 2007, we reversed the $6.5 million of reserve for the refund and the $1.1 million reserve for potential interest and penalties. This $7.6 million reversal has been recorded on our 2007 Consolidated Statements of Operations as *(Loss)/income from discontinued operations, net.*

LIABILITIES FOR UNRECOGNIZED TAX BENEFITS

We have examined our current and past tax positions taken, and have concluded that it is more-likely-than-not these tax positions will be sustained in the event of an examination and that there would be no material impact to our effective tax rate. In the event interest or penalties had been accrued, our policy is to include these amounts related to unrecognized tax benefits in income tax expense. As of September 30, 2009, we had no accrued interest or penalties related to uncertain tax positions. Our audit with the IRS for tax year ended September 30, 2005, concluded with no interest or penalties imposed. We file tax returns with the IRS and in various states in which the statute of limitations may go back to the tax year ended September 30, 2005. As of September 30, 2009, we were not engaged in any federal or state tax audits.

As of September 30, 2009, we had no unrecognized tax benefits. The following table summarizes our unrecognized tax benefits for fiscal years 2009 and 2008:

	(In thousands)
Balance at September 30, 2007	**$ —**
Increases for tax positions related to prior years	42
Balance at September 30, 2008	**42**
Decreases for tax positions related to prior years	(42)
Balance at September 30, 2009	**$ —**

NOTE 9 — CONTINGENCIES AND COMMITMENTS

LEGAL ISSUES

From time to time during the normal course of business, we are a party to litigation and/or other claims. At September 30, 2009, none of these matters was expected to have a material impact on our financial position, results of operations or cash flows. At September 30, 2009 and September 30, 2008, we had legal accruals of $0.2 million and $0.8 million, respectively, based upon estimates of key legal matters.

On May 31, 2006, we received a subpoena, and in January 2009 several former employees received additional subpoenas from the Philadelphia District Office of the Securities and Exchange Commission requesting documents relating to financial reporting and personnel issues. On October 29, 2009, the SEC confirmed that their investigation is complete and they have determined there will be no charges, fines or other enforcement actions as to Tier, or any of the individuals who were subpoenaed.

BANK LINES OF CREDIT

At September 30, 2009, we had a credit facility that allowed us to obtain letters of credit up to a total of $7.5 million. This credit facility, which is scheduled to mature on January 31, 2010, grants the lender a perfected security interest in cash collateral in an amount equal to all issued and to be issued letters of credit. We pay 0.75% per annum for outstanding letters of credit, but are not assessed any fees for the unused portion of the line. As of

September 30, 2009, $1.4 million of letters of credit were outstanding under this credit facility. These letters of credit were issued to secure performance bonds and a facility lease.

SETTLEMENTS PAYABLE

Settlements payable on our Consolidated Balance Sheets consists of payments due primarily to utility companies and other public sector clients. As individuals and businesses settle their obligations to our various clients, we generate a receivable from the credit or debit card company and a payable to the client. Once we receive confirmation the funds have been received by the credit card company, we settle the liabilities to the client. This process may take several business days to complete and can result in unsettled funds at the end of a reporting period.

CREDIT RISK

We maintain our cash in bank deposit accounts, certificates of deposit and money market accounts. Typically, the balance in a number of these accounts significantly exceeds federally insured limits. We have not experienced any losses in such accounts and believe that any associated credit risk is *de minimis*.

At September 30, 2009, our investment portfolio included $27.9 million, fair value, of AAA-rated auction rate municipal bonds that were collateralized with student loans. These municipal bonds are bought and sold in the marketplace through a bidding process sometimes referred to as a "Dutch Auction." After the initial issuance of the securities, the interest rate on the securities is reset at a prescribed interval (typically every 28 days), based upon the demand for these securities, which we refer to as auction rate securities. As a result of concerns in the sub-prime mortgage market and overall credit market issues, we continue to experience unsuccessful auctions, as there are insufficient buyers for the securities at the reset date for our auction rate securities. The unsuccessful auctions and lack of liquidity has caused a decrease in the fair value of these securities. All of our securities are collateralized with student loans. Securities collateralized with student loans are guaranteed by the issuing state and the Federal Family Education Loan Program. Under the Higher Education Act, student loans cannot be cancelled (discharged) due to bankruptcy. Because of this, we continue to believe the credit quality of these securities is high and the principal collectible.

In November 2008 we entered into an Auction Rate Securities Rights offer with our investment manager. This agreement allows us to sell our auction rate securities to the investment manager for a price equal to the par value plus accrued but unpaid interest. Our investment manager has the right to sell or dispose of our auction rate securities at par plus accrued but unpaid interest, at any time until the expiration of the offer. Until liquidity in the market returns, or our investment manager sells or disposes of the securities, we may be unable to liquidate these investments in a timely manner at par value.

PERFORMANCE AND GUARANTEE PAYMENT BONDS

Under certain contracts, we are required to obtain performance bonds from a licensed surety and to post the performance bonds with our customers. Fees for obtaining the bonds are expensed over the life of each bond. At September 30, 2009, we had $10.0 million of bonds posted with clients.

In February 2009, we completed the sale of our Unemployment Insurance, or UI, business to RKV Technologies, Inc., or RKV. The sale was completed pursuant to an Asset Purchase Agreement dated February 6, 2009. As part of the agreement, we are required to leave in place a $2.4 million performance bond on the continuing contract with the State of Indiana, or the State, for which RKV continues to provide services as a subcontractor to the prime contractor, Haverstick Corporation, or Haverstick. Subsequent to the sale, the State, Haverstick and RKV determined that the contract completion would be delayed and additional funding would be needed to complete the contract. We retain certain liabilities for completion of the project and continue as the indemnitor under the performance bond. We are currently in discussions with the other parties regarding contributions to fund completion of the project. We do not believe resolution of this matter will have a material effect on our financial position or results of operations.

Pursuant to the terms of money transmitter licenses we obtain with individual states, we are required to provide guarantee payment bonds from a licensed surety. At September 30, 2009, we had $7.0 million of bonds posted with 31 states. There were no claims pending against any of these bonds.

EMPLOYMENT AGREEMENTS

As of September 30, 2009, we had employment and change of control agreements with five executives and one other key manager. If certain termination or change of control events were to occur under the six contracts as of September 30, 2009, we could be required to pay up to $5.7 million.

In December 2008, the Compensation Committee of our Board of Directors adopted the Tier Technologies, Inc. Executive Performance Stock Unit Plan, or the PSU Plan. Executives selected by our Chief Executive Officer are eligible to participate. Under the PSU Plan, up to 800,000 Performance Stock Units, or PSUs, have been approved for issuance. The PSUs will be awarded upon the achievement and maintenance for a period of 60 days of specific share performance targets of $8.00, $9.50, $11.00, and $13.00 per share. We intend to pay the PSUs in cash in the pay period in which the PSUs become fully vested. As of September 30, 2009, 605,000 PSUs have been issued to key executives. The PSU's are considered liability awards under US GAAP. As such, their expense is calculated quarterly based on fair market value on the last day of the quarterly period. Since we cannot estimate the fair market value of future dates, we are unable to estimate the expense that will be recognized over the remaining life of these PSUs. See Note 14 — Share-based Payment for additional information regarding the valuation of the PSUs.

Pursuant to awards in April 2008 and January 2009, our Chief Executive Officer has 200,000 restricted stock units, or RSUs, which may be payable in cash. These RSUs are considered liability awards, and as such their expense is calculated quarterly based on fair market value on the last day of the quarterly period. Since we cannot estimate the fair market value of future dates, we are unable to estimate the expense that will be recognized over the remaining life of these RSUs. See Note 14 — Share-based Payment for additional information regarding the valuation of these RSUs.

OPERATING AND CAPITAL LEASE OBLIGATIONS

We lease our principal facilities and certain equipment under non-cancelable operating and capital leases, which expire at various dates through fiscal year 2013. Future minimum lease payments for non-cancelable leases with terms of one year or more as of September 30, 2009 are as follows:

	Operating Leases	Capital Leases(1) (2)	Total
		(In thousands)	
Year ending September 30,			
2010	$1,247	$ 37	$1,284
2011	3	31	34
2012	—	30	30
2013	—	17	17
Total minimum lease payments	**$1,250**	**$115**	**$1,365**

(1) On our Consolidated Balance Sheets, the amount due within twelve months is included in *Total current liabilities*. The remainder is included in *Other liabilities*.

(2) Total amount includes interest payments of $2.

Certain leases contain provisions for rental options and rent escalations based on scheduled increases, as well as increases resulting from a rise in certain costs incurred by the lessor. We recorded rent expense of $1.1 million during fiscal 2009, $1.9 million during fiscal 2008, and $2.8 million during fiscal 2007.

INDEMNIFICATION AGREEMENTS

We have indemnification agreements with directors and key executives. These agreements provide such persons with indemnification to the maximum extent permitted by our Certificate of Incorporation, our Bylaws and the General Corporation Law of the State of Delaware against all expenses, claims, damages, judgments and other amounts (including amounts paid in settlement) for which such persons become liable as a result of acting in any capacity on our behalf, subject to certain limitations. We are not able to estimate our maximum exposure under these agreements.

NOTE 10 — RELATED PARTY TRANSACTIONS

EDGAR, DUNN & COMPANY

During the fiscal year ended September 30, 2009, 2008 and 2007, we purchased $0.2 million, $0.3 million, and $0.4 million, respectively, of consultancy services relating to our EPS operations from Edgar, Dunn & Company, a company affiliated with a member of our Board of Directors.

ITC DELTACOM, INC.

During the fiscal year ended September 30, 2009, 2008 and 2007, we purchased $0.2 million, $0.6 million, and $0.3 million, respectively, of telecom services from ITC Deltacom, Inc., a company affiliated with a member of our Board of Directors.

NOTE 11 — RESTRUCTURING

As part of our strategic initiative, during fiscal 2009 we incurred restructuring liabilities of $1.4 million for severance and facility closing costs. Severance costs relate to combining certain operational functions within our EPS operations and the wind down of our VSA operations.

The following table summarizes restructuring liability charges we incurred relating to our Continuing Operations during fiscal years 2009 and 2008. We did not incur any restructuring liability charges during fiscal 2007. The restructuring liability charges are included in *General and administrative* on our Consolidated Statement of Operations.

	Year Ended September 30, 2009	Year Ended September 30, 2008
	(In thousands)	
Office closure costs (net of sublease income)	$ 630	$ 6
Severance costs	778	845
Total restructuring liability charges	**$1,408**	**$851**

The following table summarizes restructuring liabilities associated with Continuing Operations for fiscal years 2009 and 2008:

	Severance	Facilities Closures	Total
		(In thousands)	
Balance at September 30, 2007	**$ —**	**$ 180**	**$ 180**
Additions	845	6	851
Cash payments	(249)	(186)	(435)
Balance at September 30, 2008	**596**	**—**	**596**
Additions	778	630	1,408
Cash payments	(1,356)	(394)	(1,750)
Balance at September 30, 2009	**$ 18**	**$ 236**	**$ 254**

At September 30, 2009 and 2008, we had $0.3 million and $0.6 million, respectively, of restructuring liabilities associated with our Continuing Operations which is included in *Other current liabilities* on our Consolidated Balance Sheets.

NOTE 12 — SEGMENT INFORMATION

Our business consists of two reportable segments: Continuing Operations and Discontinued Operations. Within our Continuing Operations segment, we allocate resources to and assess the performance of our EPS Operations and Wind-down Operations. Our Discontinued Operations includes businesses within our former GBPO and PSSI operations that have been sold. Information regarding our Discontinued Operations can be found in Note 15 — Discontinued Operations.

The following table presents the results of operations for our EPS operations and our Wind-down operations for fiscal years ended September 30, 2009, 2008 and 2007.

	EPS	Wind-down	Total
		(In thousands)	
Fiscal year ended September 30, 2009:			
Revenues	$123,233	$5,013	$128,246
Costs and expenses:			
Direct costs	93,434	2,160	95,594
General and administrative	24,509	1,020	25,529
Selling and marketing	6,697	11	6,708
Depreciation and amortization	4,885	1,684	6,569
Total costs and expenses	129,525	4,875	134,400
(Loss) income from continuing operations before other income and income taxes	(6,292)	138	(6,154)
Other income (expense):			
Interest income (expense)	754	—	754
Loss on investment	(31)	—	(31)
Total other income	723	—	723
(Loss) income from continuing operations before taxes	(5,569)	138	(5,431)
Income tax provision	40	—	40
(Loss) income from continuing operations	**$ (5,609)**	**$ 138**	**$ (5,471)**

	EPS	Wind-down	Total
		(In thousands)	
Fiscal year ended September 30, 2008:			
Revenues	$116,641	$5,930	$122,571
Costs and expenses:			
Direct costs	91,290	3,944	95,234
General and administrative	26,932	1,088	28,020
Selling and marketing	8,486	191	8,677
Depreciation and amortization	3,900	1,428	5,328
Total costs and expenses	130,608	6,651	137,259
Loss from continuing operations before other income and income taxes	(13,967)	(721)	(14,688)
Other income (expense):			
Interest income (expense)	2,733	(2)	2,731
Total other income (expense)	2,733	(2)	2,731
Loss from continuing operations before taxes	(11,234)	(723)	(11,957)
Income tax provision	87	—	87
Loss from continuing operations	**$(11,321)**	**$ (723)**	**$(12,044)**

	EPS	Wind-Down	Total
		(In thousands)	
Fiscal year ended September 30, 2007:			
Revenues	$ 99,048	$ 9,258	$108,306
Costs and expenses:			
Direct costs	76,388	6,280	82,668
General and administrative	23,088	3,284	26,372
Selling and marketing	6,859	1,091	7,950
Depreciation and amortization	3,810	763	4,573
Write down of goodwill and intangible assets	—	9,161	9,161
Total costs and expenses	110,145	20,579	130,724
Loss from continuing operations before other income and income taxes	(11,097)	(11,321)	(22,418)
Other income:			
Interest income	3,300	—	3,300
Income from equity investments	794	—	794
Other income	4,094	—	4,094
Loss from continuing operations before taxes	(7,003)	(11,321)	(18,324)
Income tax provision	76	—	76
Loss from continuing operations	**$ (7,079)**	**$(11,321)**	**$(18,400)**

Our total assets for each of these businesses are shown in the following table:

	As of September 30,	
	2009	2008
	(In thousands)	
Continuing Operations:		
EPS	$113,600	$120,715
Wind-down	2,627	4,932
Assets for continuing operations	116,227	125,647
Assets-held-for-sale	—	11,704
Total assets	**$116,227**	**$137,351**

See Note 15 — Discontinued Operations for a breakdown of assets that are classified as held-for-sale.

NOTE 13 — SHAREHOLDERS' EQUITY

As of September 30, 2009, a total of 44,259,762 shares of $0.01 par value common stock were authorized, of which 18,337,763 shares were outstanding, and a total of 4,579,047 shares of preferred stock were authorized, of which none were outstanding. Under our current credit facility, we are prohibited from declaring or paying any dividends (see Note 9 — Contingencies and Commitments).

COMMON STOCK REPURCHASE PROGRAM

In January 2009, our Board of Directors, or the Board, authorized the repurchase of up to $15.0 million of our common stock in the open market. Through September 30, 2009, we purchased 1,565,100 shares of common stock for $11.6 million under this repurchase program. On August 13, 2009, our Board increased the repurchase amount to $20.0 million. We also participated in a previous repurchase program authorized by our Board in October 2003 in which we purchased 884,400 shares of common stock for $8.7 million. As of September 30, 2009, we have repurchased 2,449,500 shares of common stock for $20.3 million under the two plans, which are reported as *Treasury stock* on our Consolidated Balance Sheets.

EQUITY INCENTIVE PLAN

Under our Amended and Restated 2004 Stock Incentive Plan, options for 2,859,270 shares of common stock were outstanding at September 30, 2009. Of those shares, 500,000 are restricted stock units which vest when both the price target is achieved and the required service period is met.

STOCKHOLDER RIGHTS PLAN

On August 14, 2009, we amended our Stockholder Rights Plan to accelerate our "Final Expiration Date" from the close of business on January 10, 2016 to the close of business on August 14, 2009. As a result of this amendment, effective as of the close of business on August 14, 2009, the Rights (as defined in the Rights Agreement) expired and were no longer outstanding and the Rights Agreement was effectively terminated.

NOTE 14 — SHARE-BASED PAYMENT

Stock options are issued under the Amended and Restated 2004 Stock Incentive Plan, or the Plan. The Plan provides our Board of Directors discretion in creating employee equity incentives, including incentive and non-statutory stock options. Generally, these options vest as to 20% of the underlying shares each year on the anniversary of the date granted and expire in ten years. At September 30, 2009, there were 1,352,936 shares of common stock reserved for future grants under the Plan.

STOCK OPTIONS

Stock-based compensation expense for all option awards granted was based on the grant-date fair value using the Black-Scholes model. We recognize compensation expense for stock option awards on a ratable basis over the requisite service period of the award. Stock-based compensation expense was $1.0 million for fiscal 2009, $2.1 million for fiscal 2008, and $1.7 million for fiscal 2007.

The following table shows the weighted-average assumptions we used to calculate fair value of share-based options using the Black-Scholes model, as well as the weighted-average fair value of options granted and the weighted-average intrinsic value of options exercised.

	September 30,		
	2009	2008	2007
Weighted-average assumptions used in Black-Scholes model:			
Expected period that options will be outstanding *(in years)*	5.00	5.00	5.00
Interest rate *(based on U.S. Treasury yields at time of grant)*	2.02%	3.52%	4.66%
Volatility	45.60%	42.87%	47.54%
Dividend yield	—	—	—
Weighted-average fair value of options granted	$ 2.14	$ 3.98	$ 3.53
Weighted-average intrinsic value of options exercised *(in thousands)*	$ 81	$ 251	$ 122

Expected volatilities are based on historical volatility of our stock. In addition, we used historical data to estimate option exercise and employee termination within the valuation model.

Stock option activity for the fiscal year ended September 30, 2009 is as follows:

	Shares under Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual term	Aggregate Intrinsic Value
	(In thousands, except price and years)			
Options outstanding at October 1, 2008	2,702	$ 9.07		
Granted	570	5.08		
Exercised	(68)	6.20		
Forfeitures or expirations	(845)	10.01		
Options outstanding at September 30, 2009	**2,359**	**$ 7.86**	**7.66 years**	**$3,219**
Options vested and expected to vest at September 30, 2009	**2,032**	**$ 7.88**	**7.51 years**	**$2,772**
Options exercisable at September 30, 2009	**1,073**	**$ 8.33**	**6.43 years**	**$1,260**

As of September 30, 2009, a total of $2.6 million of unrecognized compensation cost related to stock options, including estimated forfeitures, was expected to be recognized over a 3.5 year weighted-average period.

RESTRICTED STOCK UNITS

On April 30, 2008, we granted 550,000 restricted stock units which vest when both the price target is achieved and the required service period is met. In January 2009 we granted another 150,000 restricted stock units which vest when both the price target is achieved and the required service period is met. Pursuant to the Plan, 500,000 shares can be payable in shares of our common stock. The remaining 200,000 shares may be payable in cash and are recorded at their fair value of $0.2 million as *Other liabilities* on our Consolidated Balance Sheets. We used a Monte Carlo simulation option pricing model to estimate the grant-date fair value using the following assumptions:

	September 30, 2009	
	Payable in Shares	Payable in Cash
Weighted-average assumptions used in Monte Carlo simulation:		
Original period over which units vest *(in years)*	3.00	3.00
Remaining period that units will be outstanding *(in years)*	1.58	1.58
Interest rate *(based on U.S. Treasury yield)*	1.98%	0.72%
Volatility	39.53%	45.39%
Dividend yield	—	—
Weighted-average fair value of options granted	$ 3.50	$ 2.07

Restricted stock unit activity for the equity portion of the awards for the period ended September 30, 2009 is as follows:

	Shares (In thousands)
Restricted at October 1, 2008(1)	500
Granted	—
Vested	—
Forfeited	—
Restricted at September 30, 2009	**500**

(1) Of the 700,000 restricted stock units awarded, 500,000 are payable in shares.

We recorded $0.5 million of expense for the equity portion of the awards and $0.2 million for the liability portion of the awards during fiscal year 2009 and $0.3 million during fiscal year 2008. As of September 30, 2009, we have $1.2 million in unrecognized compensation cost relating to the equity portion of the awards, expected to be recognized through April 2011. Since the liability portion of the awards is revalued at the end of every quarter based on the closing price of our stock on the last day of the quarter, we are unable to estimate the amount of expense expected to be recognized on those awards.

BOARD OF DIRECTOR RESTRICTED STOCK UNITS

In accordance with our Board of Directors, or Board, compensation packages, each Board member is awarded 9,000 restricted stock units upon their election to our Board at our annual meeting. We are obligated to pay these restricted stock units in cash at the end of a three-year cliff vesting period, which is March 20, 2012. On March 20, 2009, a total of 72,000 restricted stock units were approved to be awarded to our eight non-employee elected board members. The amount payable to each member at the vesting date will be the equivalent of 9,000 restricted stock units multiplied by the closing price of our stock on March 20, 2012.

As of September 30, 2009, we recognized $0.1 million in expense relating to these awards, calculated as follows:

Number of awards	72,000
Fair value of award (closing price on day of valuation)	$ 8.48
Total fair value	$610,560
Number of months in measurement period	6
Expense for fiscal year 2009	$101,760

These awards will be revalued each quarter based on the closing price of our stock on the last day of the quarter. We cannot estimate the amount of expense to be recognized on these awards through their vest date of March 20, 2012.

PERFORMANCE STOCK UNITS

In December 2008, the Compensation Committee of our Board of Directors adopted the Tier Technologies, Inc. Executive Performance Stock Unit Plan, or the PSU Plan. Executives selected by our Chief Executive Officer are eligible to participate. Under the PSU Plan, up to 800,000 Performance Stock Units, or PSUs, have been approved for issuance. The PSUs will be awarded upon the achievement and maintenance for a period of 60 days of specific share performance targets of $8.00, $9.50, $11.00, and $13.00 per share. We intend to pay the PSUs in cash in the pay period in which the PSUs become fully vested. The executives will receive a cash payment equal to (x) the price of a share of our common stock as of the close of market on the date of vesting, but not more than $15.00, multiplied by (y) the number of PSUs that have been awarded to the executive.

As of September 30, 2009, 605,000 PSUs have been issued under the PSU Plan. As of September 30, 2009, these shares are recorded at their fair value of $0.7 million, as *Other liabilities* on our Consolidated Balance Sheets. We used a Monte Carlo simulation option pricing model to estimate the grant-date fair value using the following assumptions:

	Payable in Cash
Weighted-average assumptions used in Monte Carlo simulation:	
Expected period that units will be outstanding *(in years)*	2.18
Interest rate *(based on U.S. Treasury yield)*	1.04%
Volatility	41.53%
Dividend yield	—
Weighted-average fair value of options granted	$ 5.44

For the year ended September 30, 2009, we recorded $0.7 million of expense related to these awards. The PSUs are considered liability awards under US GAAP. As such, their expense is revalued each quarter based on fair market value. Therefore, we cannot estimate the remaining expense to be recognized for these PSUs.

NOTE 15 — DISCONTINUED OPERATIONS

DIVESTITURES

On November 30, 2008, we completed the sale of the assets, operations and certain liabilities of our Financial Management Systems, or FMS, business. The sale was completed pursuant to an Asset Purchase Agreement dated November 4, 2008 for a purchase price of $0.8 million, subject to a working capital adjustment, of which $0.2 million was payable in cash and the remaining $0.6 million is secured with an interest bearing note payable over 18 months.

In February 2009, we completed the sale of our Unemployment Insurance, or UI, business. The sale was completed pursuant to an Asset Purchase Agreement dated February 6, 2009 for a purchase price of $1.5 million payable as follows, $1,050,000 due at closing, $300,000 due in July 2009, and $150,000 due upon assignment of three contracts. In addition, if the purchaser is awarded a named contract, the purchaser will pay Tier 5% of service related revenue. This sale completed our divestiture process.

Long-lived asset groups classified as held-for-sale are to be measured at the lower of their carrying value or fair value less cost to sell. As a result of our analysis, we determined operations within our former GBPO and PSSI operations had carrying values which exceeded their fair value. The following table shows the impairment expense recorded for fiscal years ended September 30, 2009, 2008 and 2007, which is included in *(Loss)/ income from discontinued operations, net*:

	Year Ended September 30,		
	2009	2008	2007
		(In thousands)	
Impairment expense			
Goodwill impairment	$ —	$ 8,790	$2,493
Long-lived asset impairment	2,594	8,974	299
Total impairment expense	**$2,594**	**$17,764**	**$2,792**

SUMMARY OF REVENUE AND (LOSS)/INCOME BEFORE TAXES — DISCONTINUED OPERATIONS

Except for minor transitional activities, we do not have any ongoing involvement or cash flows from former GBPO and PSSI businesses that we divested during fiscal 2008 and fiscal 2009. The following table summarizes our revenue and pre-tax income, prior to any gain/(loss) on sale, generated by these operations for the fiscal years ended September 30, 2009, 2008 and 2007.

	Year Ended September 30,		
	2009	2008	2007
		(In thousands)	
Revenues (Discontinued operations):			
GBPO	$ —	$ 20,235	$37,677
PSSI	4,777	24,608	31,372
Total revenues	**$ 4,777**	**$ 44,843**	**$69,049**
(Loss)/income before taxes (Discontinued operations):			
GBPO	$ (81)	$ 6,448	$ 6,574
PSSI	(5,954)	(21,674)	263
Other/eliminations	—	757	452
Total (loss) income before taxes	**$(6,035)**	**$(14,469)**	**$ 7,289**

AUSTRALIAN OPERATIONS

In fiscal 2002, we disposed of most of our Australian operations and in fiscal 2003 we requested and received $6.5 million of federal income tax refunds associated with this disposal. Although we received the refund in October 2003, we fully reserved the entire balance because of uncertainty about the final review and resolution of this transaction by the Internal Revenue Service. From October 2003 to February 2007, we increased our reserve by $1.1 million to recognize the potential interest and penalties we could have incurred if the Internal Revenue Service made an unfavorable decision.

In March 2007, we were notified by the Internal Revenue Service that its Joint Committee on Taxation had completed its review and had approved the $6.5 million of refund. As a result, during the second quarter of fiscal 2007, we reversed the $6.5 million of reserve for the refund and the $1.1 million reserve for potential interest and penalties. This $7.6 million reversal has been recorded on our Consolidated Statements of Operations as *(Loss) income from discontinued operations, net.*

In May 2007 we were notified by the Australian government that our operations in Australia, which were primarily disposed of in fiscal 2002, were able to be fully liquidated. During the quarter ended June 30, 2007, we recorded net income of $0.5 million associated with the reversal of certain accruals that had been recorded in anticipation of costs, which were not actually incurred associated with the final close-out of the Australian operations.

NOTE 16 — LOSS PER SHARE

The following table sets forth the computation of basic and diluted (loss) earnings per share:

	Year Ended September 30,		
	2009	2008	2007
	(In thousands, except per share data)		
Numerator:			
(Loss) income from:			
Continuing operations, net of income taxes	$ (5,471)	$(12,044)	$(18,400)
Discontinued operations, net of income taxes	(6,035)	(15,401)	15,366
Net loss	**$(11,506)**	**$(27,445)**	**$ (3,034)**
Denominator:			
Weighted-average common shares outstanding	19,438	19,616	19,512
Effects of dilutive common stock options	—	—	—
Adjusted weighted-average shares	**19,438**	**19,616**	**19,512**
(Loss) earnings per basic and diluted share			
From continuing operations	$ (0.28)	$ (0.61)	$ (0.94)
From discontinued operations	$ (0.31)	$ (0.79)	$ 0.78
Loss per basic and diluted share	**$ (0.59)**	**$ (1.40)**	**$ (0.16)**

The following options were not included in the computation of diluted (loss) earnings per share because the exercise price was greater than the average market price of our common stock for the periods stated and, therefore, the effect would be anti-dilutive:

	Year Ended September 30,		
	2009	2008	2007
	(In thousands)		
Weighted-average options excluded from computation of diluted loss per share	1,422	1,709	1,523

Due to net losses from Continuing Operations, we have excluded an additional 425,556 shares at September 30, 2009, 234,270 shares at September 30, 2008, and 154,500 shares at September 30, 2007, of common stock equivalents from the calculation of diluted loss per share since their effect would have been anti-dilutive. We have also excluded 500,000 shares of restricted stock from the computation of diluted (loss) earnings per share since their effect would have been anti-dilutive.

NOTE 17 — ACQUISITION

On January 27, 2009, we completed the acquisition of substantially all of the assets of ChoicePay,Inc. for $7.5 million in cash at closing and a potential earn out, based upon a percentage of the profitability of future defined new client business, not to exceed $2.0 million. This acquisition allowed us to increase our footprint in the utility vertical as well as accelerate our access to new products and services as a result of technology provided by their operating platform. The results of operations have been included in our Consolidated Statements of Operations as of the date of acquisition. The excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed was allocated to goodwill.

The following table summarizes the fair values of the assets acquired and liabilities assumed of ChoicePay, Inc. at the acquisition date:

	As of January 27, 2009
	(In thousands)
Assets	
Cash and cash equivalents	$4,552
Accounts receivable, net	248
Prepaid assets	140
Property, equipment and software, net	1,250
Other intangible assets, net	3,544
Total assets acquired	**9,734**
Liabilities	
Accounts payable, escrow	3,892
Other accrued liabilities	1,048
Total liabilities assumed	**4,940**
Net assets acquired	**$4,794**

We have recorded $2.8 million of goodwill associated with the acquisition of ChoicePay, calculated as the purchase price of $7.5 million plus the fiscal year earn out of $0.1 million less net assets acquired of $4.8 million.

The unaudited pro forma financial information in the table below combines the historical results for Tier and the historical results for ChoicePay for the fiscal years ended September 30, 2009, 2008 and 2007, as if the acquisition took place at the beginning of the fiscal year. This pro forma information is provided for illustrative purposes only and does not purport to be indicative of the actual results that would have been achieved by the combined operations for the periods presented or that will be achieved by the combined operations in the future.

	Year Ended September 30,		
	2009	2008	2007
	(In thousands, except per share data)		
Revenues — continuing operations	$130,472	$128,446	$118,013
Net loss — continuing operations	(7,034)	(15,781)	(21,279)
Net loss	(13,069)	(31,182)	(5,913)
Basic/diluted loss per share — continuing operations	$ (0.36)	$ (0.80)	$ (1.09)
Basic/diluted loss per share	$ (0.67)	$ (1.59)	$ (0.30)

NOTE 18 — SUBSEQUENT EVENTS

On October 29, 2009, we received confirmation from the Securities and Exchange Commission that their investigation begun in May 2006 is complete and they have determined there will be no charges, fines or other enforcement actions as to Tier, or any of the individuals who were subpoenaed.

During October 2009 we purchased 86,798 shares of common stock for $0.7 million under our Common Stock Repurchase Program.

We have reviewed our business activities through November 9, 2009, and have no additional subsequent events to report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables set forth certain unaudited consolidated quarterly statements of operations data for each of the eight fiscal quarters ended September 30, 2009. In our opinion, this information has been prepared on the same basis as the audited Consolidated Financial Statements contained herein. This information should be read in conjunction with our Consolidated Financial Statements and the notes thereto appearing elsewhere in this report. Our operating results for any one quarter are not necessarily indicative of results for any future period.

	2009 Fiscal Quarters				2008 Fiscal Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
	(In thousands, except per share data)							
Consolidated statement of operations data:								
Revenues	$ 25,685	$ 44,213	$ 28,608	$ 29,740	$ 22,759	$ 44,896	$ 25,961	$ 28,955
Costs and expenses:								
Direct costs	19,038	33,367	20,771	22,418	17,108	36,374	19,518	22,234
General and administrative	5,118	6,269	7,512	6,630	7,544	6,494	6,873	7,109
Selling and marketing	1,244	2,236	1,912	1,316	2,066	2,492	2,005	2,114
Depreciation and amortization	1,628	1,858	1,624	1,459	1,355	1,347	1,330	1,296
(Loss) income from continuing operations	(1,343)	483	(3,211)	(2,083)	(5,314)	(1,811)	(3,765)	(3,798)
Total other income	115	163	253	192	437	503	824	967
(Loss) income from continuing operations before income taxes	(1,228)	646	(2,958)	(1,891)	(4,877)	(1,308)	(2,941)	(2,831)
Income tax provision	37	1	1	1	36	23	12	16
(Loss) income from continuing operations	(1,265)	645	(2,959)	(1,892)	(4,913)	(1,331)	(2,953)	(2,847)
Income (loss) from discontinued operations, net	37	(408)	(2,402)	(3,262)	(3,951)	(12,282)	(584)	1,416
Net (loss) income	$ (1,228)	$ 237	$ (5,361)	$ (5,154)	$ (8,864)	$(13,613)	$ (3,537)	$ (1,431)
Weighted average shares issued and outstanding:								
Basic	19,438	19,458	19,711	19,735	19,616	19,635	19,551	19,543
Diluted	19,438	19,597	19,711	19,735	19,616	19,635	19,551	19,543
Performance ratios:								
Return on average assets	(1.00)%	0.18%	(4.05)%	(3.78)%	(6.16)%	(8.79)%	(2.16)%	(0.86)%
Return on average shareholders' equity	(1.27)%	0.23%	(5.05)%	(4.68)%	(7.66)%	(10.77)%	(2.62)%	(1.04)%
Total ending equity to total ending assets	79.66%	78.89%	79.87%	80.54%	80.99%	79.90%	83.18%	81.39%
Total average equity to total average assets	79.25%	79.38%	80.21%	80.77%	80.42%	81.58%	82.26%	82.01%
Per share of common stock data:								
(Loss) earnings per share — Basic & Diluted:								
Continuing operations(1)	$ (0.06)	$ 0.03	$ (0.15)	$ (0.10)	$ (0.25)	$ (0.07)	$ (0.15)	$ (0.14)
Discontinued operations(1)	$ 0.00	$ (0.02)	$ (0.12)	$ (0.16)	$ (0.20)	$ (0.62)	$ (0.03)	$ 0.07
(Loss) earnings per share — Basic & Diluted	$ (0.06)	$ 0.01	$ (0.27)	$ (0.26)	$ (0.45)	$ (0.69)	$ (0.18)	$ (0.07)
Book value	$ 4.76	$ 5.18	$ 5.24	$ 5.53	$ 5.67	$ 6.12	$ 6.78	$ 7.01
Average balance sheet data:								
Total assets	$122,477	$129,077	$132,435	$136,397	$143,892	$154,953	$163,858	$167,333
Total liabilities	$ 25,409	$ 26,617	$ 26,205	$ 26,230	$ 28,174	$ 28,537	$ 29,068	$ 30,107
Total shareholders' equity	$ 97,068	$102,460	$106,230	$110,167	$115,718	$126,416	$134,790	$137,226
Market price per share of common stock:								
High	$ 8.90	$ 7.90	$ 6.39	$ 7.57	$ 8.48	$ 8.75	$ 9.26	$ 11.01
Low	$ 7.10	$ 4.35	$ 4.48	$ 3.41	$ 7.06	$ 7.03	$ 6.75	$ 7.94

(1) The sum of quarterly per share amounts may not equal annual per share amounts as the quarterly calculations are based on varying number of shares of common stock.

SCHEDULE II

Valuation and Qualifying Accounts

	Balance at beginning of period	Additions/ (reductions)	Write-offs	Balance at End of Period
		(In thousands)		
Year ended September 30, 2009:				
Allowance for receivables	$ 346	$ 459	$(417)	$ 388
Deferred tax asset valuation allowance	36,698	7,065	—	43,763
Year ended September 30, 2008:				
Allowance for receivables	$ 1,195	$ (557)	$(292)	$ 346
Deferred tax asset valuation allowance	28,875	7,823	—	36,698
Inventory allowance	75	390	(465)	—
Year ended September 30, 2007:				
Allowance for receivables	$ 926	$ 452	$(183)	$ 1,195
Deferred tax asset valuation allowance	27,997	878	—	28,875
Inventory allowance	75	—	—	75

ITEM 9 — *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A — *CONTROLS AND PROCEDURES*

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of September 30, 2009. The term "disclosure controls and procedures" means controls and other procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of September 30, 2009, our Chief Executive Officer and our Chief Financial Officer concluded that as of that date, our disclosure controls and procedures were effective at the reasonable assurance level.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2009. In making this assessment, our management used the criteria set forth by the *Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework.*

Based on our assessment, management concluded that, as of September 30, 2009, our internal control over financial reporting is effective based on those criteria.

Our independent auditors have issued an audit report on our internal control over financial reporting. This report appears on page 73.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Tier Technologies, Inc.

We have audited Tier Technologies, Inc. and subsidiaries' internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Tier Technologies, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Tier Technologies, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of September 30, 2009, and the related consolidated statements of operations, shareholders' equity, comprehensive loss and cash flows for the year then ended of Tier Technologies, Inc. and subsidiaries and our report dated November 9, 2009 expressed an unqualified opinion.

/s/ McGladrey & Pullen, LLP

Vienna, VA
November 9, 2009

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B — *OTHER INFORMATION*

On September 28, 2009, we received a letter from City National Bank, our lender under our Amended and Restated Credit and Security Agreement dated March 6, 2009, by and between us, Official Payments Corporation, EPOS Corporation and City National Bank, as amended, advising us that this agreement had been renewed through January 31, 2010.

PART III

ITEM 10 — *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

A list of our executive officers and their biographical information appears in Part I of this report. Information about our Directors may be found under the caption *Election of Directors* in our Proxy Statement for our 2010 Annual Meeting of Stockholders, or the Proxy Statement. That information is incorporated herein by reference.

The information in the Proxy Statement set forth under the captions *Audit Committee Financial Expert, Audit Committee* and *Section 16(a) Beneficial Ownership Reporting Compliance* is incorporated herein by reference.

We have adopted the Tier Technology *Code of Ethics*, a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Corporate Controller and other finance organization employees. The code of ethics is available publicly on our website at www.Tier.com. If we make any amendments to the *Code of Ethics* or grant any waiver, including any implicit waiver, from a provision of the code to our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, or the Corporate Controller, we will disclose the nature of such amendment or waiver on our website or in a report on Form 8-K.

ITEM 11 — *EXECUTIVE COMPENSATION*

The information in the Proxy Statement set forth under the captions *Compensation Discussion and Analysis, Executive Compensation, Director Compensation, Compensation Committee Interlocks and Insider Participation* and *Compensation Committee Report* is incorporated herein by reference.

ITEM 12 — *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information in the Proxy Statement set forth under the captions *Stock Ownership* and *Equity Compensation Plan Information* is incorporated herein by reference.

ITEM 13 — *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

The information set forth under the captions *Certain Relationships and Related Transactions* and *Director Independence* of the Proxy Statement is incorporated herein by reference.

ITEM 14 — *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information concerning principal accountant fees and services appears in the Proxy Statement under the heading *Principal Accounting Fees and Services* and is incorporated herein by reference.

PART IV

ITEM 15 — *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of the report:

Financial Statements — The financial statements are set forth under Item 8 of this Annual Report on Form 10-K. See *Financial Statements and Supplementary Data* on page 35.

Financial Statement Schedules — Schedule II — Valuation and Qualifying Accounts is set forth under Item 8 of this Annual Report on Form 10-K on page 71. All other schedules have been omitted because they were either not required or not applicable or because the information is otherwise included.

Exhibits

Exhibit Number	Exhibit Description
2.1	Purchase and Sale Agreement between Tier Technologies, Inc. and Informatix, Inc., dated June 30, 2008(1)
2.2	Asset Purchase Agreement between Tier Technologies, Inc., Cowboy Acquisition Company and ChoicePay, Inc., dated as of January 13, 2009(2)
3.1	Restated Certificate of Incorporation(3)
3.2	Amended and Restated Bylaws of Tier Technologies, Inc., as amended(4)
4.1	Form of common stock certificate(5)
4.2	See Exhibits 3.1 and 3.2, for provisions of the Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended of the Registrant defining rights of the holders of common stock of the Registrant
10.1	Amended and Restated 1996 Equity Incentive Plan, dated January 28, 1999(6)*
10.2	Form of Incentive Stock Option Agreement under the Registrant's Amended and Restated 1996 Equity Incentive Plan(7)*
10.3	Form of Nonstatutory Stock Option Agreement under the Registrant's Amended and Restated 1996 Equity Incentive Plan(7)*
10.4	Amended and Restated 2004 Stock Incentive Plan(8)*
10.5	Form of Incentive Stock Option Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(8)*
10.6	Form of Nonstatutory Stock Option Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(8)*
10.7	Form of Restricted Stock Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(8)*
10.8	Form of California Indemnification Agreement(9)
10.9	Form of Delaware Indemnification Agreement for officers(10)
10.10	Form of Delaware Indemnification Agreement for directors(10)
10.11	Tier Corporation 401(k) Plan, Summary Plan Description(9)*
10.12	Supplemental Indemnity Agreement by and between Registrant and Bruce R. Spector, dated September 2, 2004(11)*
10.13	Employment Agreement dated July 1, 2004 between Tier Technologies, Inc. and Ms. Deanne M. Tully(10)*
10.14	Executive Severance and Change in Control Benefits Agreement(10)*
10.15	Amended and Restated Credit and Security Agreement between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank dated March 6, 2006(12)
10.16	Form of Employment Security Agreements between Tier Technologies, Inc., and each of Steven Beckerman, Todd Vucovich, and Michael Lawler, dated March 28, 2006(13)*
10.17	Employment Agreement between Tier Technologies, Inc., and Ronald L. Rossetti, dated July 26, 2006(14)*

Exhibit Number	Exhibit Description
10.18	Non-Statutory Stock Option Agreement between Tier and Ronald L. Rossetti, dated July 26, 2006(14)*
10.19	Option Grants awarded to David E. Fountain, Steven M. Beckerman, Michael Lawler, Deanne Tully, Stephen Wade, Charles Berger, Samuel Cabot, Morgan Guenther, T. Michael Scott, Bruce Spector, and fifteen other employees, dated August 24, 2006(15)*
10.20	Employment Agreement between Tier Technologies, Inc. and David E. Fountain, dated December 11, 2006(16)*
10.21	First Amendment to Amended and Restated Credit and Security Agreement dated March 20, 2007 between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank(17)
10.22	Second Amendment to Amended and Restated Credit and Security Agreement dated September 26, 2007 between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank(18)
10.23	Share Repurchase Agreement between CPAS Systems, Inc., Tier Ventures Corporation and Tier Technologies, Inc. dated June 29, 2007(19)
10.24	Employment Agreement between Tier Technologies, Inc., and Kevin Connell, dated August 9, 2007(20)*
10.25	Transition Agreement between Tier Technologies, Inc., and Deanne M. Tully dated December 12, 2007(10)*
10.26	Separation Agreement and Release between Tier Technologies, Inc., and Todd F. Vucovich, dated February 12, 2007(10)*
10.27	Amendment to the Separation Agreement and Release between Tier Technologies, Inc., and Todd F. Vucovich, dated November 15, 2007(10)*
10.28	Employment Agreement between Tier Technologies, Inc. and Ronald L. Rossetti, dated April 30, 2008.(21)*
10.29	Employment Agreement between Tier Technologies, Inc. and Keith Kendrick, dated June 30, 2008(22)*
10.30	Employment Agreement between Tier Technologies, Inc. and Ronald W. Johnston, dated July 1, 2008(22)*
10.31	Independent Contractor Agreement between Tier Technologies, Inc. and Steven M. Beckerman, dated August 6, 2008(23)*
10.32	Third Amendment to Amended and Restated Credit and Security Agreement between Tier Technologies, Inc., Official Payments Corporation, EPOS Corporation and City National Bank dated September 29, 2008(24)
10.33	Employment Agreement between Tier Technologies, Inc. and Nina K. Vellayan, dated September 22, 2008(25)
10.34	UBS Offering Letter dated October 8, 2008, together with Acceptance Form of Tier Technologies, Inc., dated November 11, 2008(26)
10.35	UBS Offering Letter dated October 8, 2008, together with Acceptance Form of Tier Technologies, Inc., dated November 11, 2008(26)
10.36	Enterprise Value Award Plan Amendment to Reflect Supplemental Award dated December 4, 2008 between Tier Technologies, Inc. and Ronald L. Rossetti(27)*
10.37	Tier Technologies, Inc. Executive Performance Stock Unit Plan(27)*
10.38	Employment Agreement between Tier Technologies, Inc. and Keith Omsberg, effective as of May 6, 2009(28)*
10.39	Renewal Letter: Short Clear Extension of Termination Date between Tier Technologies, Inc., Official Payments Corporation, EPOS Corporation and City National Bank†
21.1	Subsidiaries of the Registrant
23.1	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm

Exhibit Number	Exhibit Description
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* Management contract or compensatory plan required to be filed as an exhibit to this report

† Filed as an exhibit to this report

(1) Filed as an exhibit to Form 10-Q, filed August 7, 2008, and incorporated herein by reference

(2) Filed as an exhibit to Form 8-K, filed on January 20, 2009, and incorporated herein by reference

(3) Filed as an exhibit to Form 8-K, filed on July 19, 2005, and incorporated herein by reference

(4) Filed as an exhibit to Form 8-K, filed on February 24, 2009, and incorporated herein by reference

(5) Filed as an exhibit to Form 10-Q/A, filed November 3, 2008, and incorporated herein by reference

(6) Filed as an exhibit to Form 10-Q, filed May 11, 2001, and incorporated herein by reference

(7) Filed as an exhibit to Form 8-K, filed November 12, 2004, and incorporated herein by reference

(8) Filed as an exhibit to Form 8-K, filed July 5, 2005 and incorporated herein by reference

(9) Filed as an exhibit to Form S-1 (No. 333-37661), filed on October 10, 1997, and incorporated herein by reference

(10) Filed as an exhibit to Form 10-K, filed October 27, 2006, and incorporated herein by reference

(11) Filed as an exhibit to Form 10-Q, filed May 6, 2005, and incorporated herein by reference

(12) Filed as an exhibit to Form 8-K, filed March 9, 2006, and incorporated herein by reference

(13) Filed as an exhibit to Form 8-K, filed April 3, 2006, and incorporated herein by reference

(14) Filed as an exhibit to Form 8-K, filed August 1, 2006, and incorporated herein by reference

(15) Filed as an exhibit to Form 8-K, filed August 29, 2006, and incorporated herein by reference

(16) Filed as an exhibit to Form 10-K, filed December 13, 2006, and incorporated herein by reference

(17) Filed as an exhibit to Form 8-K, filed March 28, 2007, and incorporated herein by reference

(18) Filed as an exhibit to Form 8-K, filed September 27, 2007, and incorporated herein by reference

(19) Filed as an exhibit to Form 8-K, filed July 3, 2007, and incorporated herein by reference

(20) Filed as an exhibit to Form 10-Q, filed August 9, 2007, and incorporated herein by reference

(21) Filed as an exhibit to Form 10-Q, filed May 6, 2008, and incorporated herein by reference

(22) Filed as an exhibit to Form 8-K, filed July 7, 2008, and incorporated herein by reference

(23) Filed as an exhibit to Form 8-K, filed August 7, 2008, and incorporated herein by reference

(24) Filed as an exhibit to Form 8-K, filed October 3, 2008, and incorporated herein by reference

(25) Filed as an exhibit to Form 10-K, filed December 8, 2008, and incorporated herein by reference

(26) Filed as an exhibit to Form 10-Q, filed February 9, 2009, and incorporated herein by reference

(27) Filed as an exhibit to Form 10-Q, filed May 11, 2009, and incorporated herein by reference

(28) Filed as an exhibit to Form 8-K, filed May 19, 2009, and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIER TECHNOLOGIES, INC.

By: /s/ RONALD L. ROSSETTI

Ronald L. Rossetti
Chief Executive Officer

Dated: November 10, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RONALD L. ROSSETTI Ronald L. Rossetti	Chief Executive Officer and Chairman of the Board (principal executive officer)	November 10, 2009
/s/ RONALD W. JOHNSTON Ronald W. Johnston	Chief Financial Officer (principal financial officer and principal accounting officer)	November 10, 2009
/s/ CHARLES W. BERGER Charles W. Berger	Director	November 10, 2009
/s/ JOHN J. DELUCCA John J. Delucca	Director	November 10, 2009
/s/ DANIEL J. DONOGHUE Daniel J. Donoghue	Director	November 10, 2009
/s/ MORGAN P. GUENTHER Morgan P. Guenther	Director	November 10, 2009
/s/ PHILIP G. HEASLEY Philip G. Heasley	Director	November 10, 2009
/s/ MICHAEL R. MURPHY Michael R. Murphy	Director	November 10, 2009
/s/ DAVID A. POE David A. Poe	Director	November 10, 2009
/s/ ZACHARY F. SADEK Zachary F. Sadek	Director	November 10, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A

Amendment No. 2

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 000-23195

TIER TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**94-3145844**
(State or other jurisdiction of Incorporation or organization)	*(I.R.S. Employer Identification No.)*

10780 PARKRIDGE BOULEVARD — 4th FLOOR, RESTON, VA 20191

(Address of principal executive offices)

Registrant's telephone number, including area code:
(571) 382-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
COMMON STOCK, $0.01 PAR VALUE	**The NASDAQ STOCK MARKET, LLC**

Securities registered pursuant to Section 12(g) of the Act
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of March 31, 2009, the aggregate market value of common stock held by non-affiliates of the registrant was $70,919,668, based on the closing sale price of the common stock on March 31, 2009, as reported on The NASDAQ Stock Market. As of March 5, 2010, there were 18,150,965 shares of common stock outstanding.

EXPLANATORY NOTE

We originally filed our Annual Report on Form 10-K for the fiscal year ended September 30, 2009 with the Securities and Exchange Commission ("SEC") on November 10, 2009, and amended it on January 28, 2010 to include the disclosures required by Part III of Form 10-K, which disclosures we had originally intended to incorporate by reference to our definitive proxy statement. We are filing this Amendment No. 2 to Form 10-K to amend and restate Part III of our Annual Report on Form 10-K to amend certain biographical information about our directors, include additional information regarding related party transactions and revise Items 11 and 12 of Part III. There have been no changes to Item 14 of Part III.

In connection with the filing of this Amendment No. 2 to Form 10-K and pursuant to the rules of the SEC, we are including certain currently dated certifications. Accordingly, Item 15 of Part IV has also been amended to reflect the filing of these currently dated certifications.

Except as specifically set forth herein, this Amendment No. 2 to Form 10-K does not reflect events occurring after the original filing of our Annual Report on Form 10-K on November 10, 2009 or include, or otherwise modify or update, the disclosure contained therein in any way other than as required to reflect the amendments discussed above.

PART III

ITEM 10 — *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Executives

A list of our executive officers and their biographical information appears in Part I of our Annual Report on Form 10-K for the fiscal year ended September 30, 2009 as filed with the SEC on November 10, 2009, under the caption *Executive Officers of the Registrant.*

Directors

The names and certain biographical information of each director are set forth below.

Charles W. Berger

Age: 57 — Director since: January 2002

Recent Business Experience: Mr. Berger was Chief Executive Officer of DVDPlay, Inc., a manufacturer and operator of DVD rental kiosks, from April 2006 through February 2009, and was Chairman of the Board of DVDPlay from December 2001 through December 2009. From March 2003 through September 2005, Mr. Berger served as President, Chief Executive Officer, and a director of Nuance Communications, Inc., a publicly traded company that developed and marketed speech recognition software. In September 2005, Nuance Communications merged with Scansoft, Inc. Since December 2004, Mr. Berger has been a director of SonicWALL, Inc., a publicly traded company that manufactures computer network security applications. Mr. Berger also serves on the Board of Directors for the United States Naval Memorial and is a Trustee and member of the Investment Committee for Bucknell University.

John J. Delucca

Age: 66 — Director since: February 2007

Recent Business Experience: Since April 2003 Mr. Delucca has served as President of Atlantic & Gulf, Limited, LLC, an investment and consulting group. He was Executive Vice President and Chief Financial Officer of REL Consultancy Group, a provider of financial consulting services to businesses, from April 2003 until March 2004. From 1999 until February 2002, he was Executive Vice President, Finance and Administration, and Chief Financial Officer of Coty, Inc., a manufacturer and marketer of personal fragrances. Mr. Delucca is a director of Endo Pharmaceuticals Holding, Inc., a publicly traded developer and reseller of prescription pharmaceuticals; and ITC Deltacom, Inc., a publicly traded provider of integrated communication services.

Daniel J. Donoghue

Age: 48 — Director since: March 2009

Recent Business Experience: Mr. Donoghue has served as Managing Partner of Discovery Group Holding Company, LLC, and Discovery Group I, LLC, referred to collectively as the Discovery Group, a merchant banking firm, since January 2007. From January 1997 through January 2007, Mr. Donoghue was employed by Piper Jaffray & Co., an investment banking firm, where he was engaged in merger and acquisition advisory activities.

Morgan P. Guenther

Age: 56 — Director since: August 1999

Recent Business Experience: Since April 2009, Mr. Guenther has served as a private consultant to technology companies. Mr. Guenther served as Chairman and Chief Executive Officer of Airplay Network, Inc., a wireless entertainment services company, from May 2005 through April 2009. From February 2003 to April 2005, he served as a private consultant to technology companies. From October 2001 through January 2003, Mr. Guenther served as President of TiVo, Inc., a creator of digital video recording services. From June 1999 through October

2001, Mr. Guenther served as Vice President of Business Development and Senior Vice President of Business Development and Revenue Operations at TiVo. Mr. Guenther also serves as a board member for Integral Development Corp., a provider of electronic capital markets trading solutions.

Philip G. Heasley

Age: 60 — Director since: August 2008

Recent Business Experience: Since March 2005, Mr. Heasley has served as President and Chief Executive Officer of ACI Worldwide, Inc., a developer of electronic payment software products. From October 2003 to March 2005, Mr. Heasley served as Chairman and Chief Executive Officer of PayPower LLC, an acquisition and consulting firm specializing in financial services and payment services. From October 2000 to November 2003, Mr. Heasley served as Chairman and Chief Executive Officer of First USA Bank. From 1996 until November 2003, Mr. Heasley served as Chairman of the Board of Visa and a member of the board of Visa International. Mr. Heasley also serves on the boards of directors of ACI Worldwide, Inc., a publicly traded company that develops electronic payment software products, Fidelity National Financial, Inc., a publicly traded company providing property inspections, preservation services and title insurance services, and Public Radio International, a media company.

Michael R. Murphy

Age: 44 — Director since: March 2009

Recent Business Experience: Mr. Murphy has served as Managing Partner of Discovery Group, a merchant banking firm, since January 2007. From August 1997 through January 2007, Mr. Murphy was employed by Piper Jaffray & Co., an investment banking firm, where he was engaged in merger and acquisition advisory activities.

David A. Poe

Age: 61 — Director since: October 2008

Recent Business Experience: From March 1980, Mr. Poe has served as a consultant and director of Edgar, Dunn & Company, or EDC, an independent global financial services and payments consultancy. From March 1998 to May 2008, Mr. Poe served as Chief Executive Officer of EDC. Mr. Poe also serves as an advisory council member for the Bank of San Francisco and the University of Idaho College of Letters, Arts and Social Sciences.

Ronald L. Rossetti

Age: 66 — Director since: November 1995

Recent Business Experience: Mr. Rossetti has served as our Chairman of the Board and Chief Executive Officer since May 2006 and has served as a director of Tier since November 1995. Mr. Rossetti has served as President of Riverside Capital Partners, Inc., a venture capital investment firm, and as general partner in several real estate general partnerships, all commonly controlled by Riverside Capital Holdings, since 1997.

Zachary F. Sadek

Age: 30 — Director since: March 2009

Recent Business Experience: Mr. Sadek serves as Vice President of PCap Managers LLC, an affiliate of Parthenon Capital, LLC, a private equity fund, and since June 2004 has been employed as an investment professional by affiliates of Parthenon Capital. From June 2002 to June 2004, Mr. Sadek was an investment banker with Dresdner Kleinwort Wasserstein, an investment banking firm.

Arrangements or understandings related to the selection of directors

According to the Schedule 13D, as amended, filed by the Discovery Group, Mr. Donoghue and Mr. Murphy were selected by the Discovery Group to be nominated for election to the company's Board of Directors at the company's 2009 annual meeting of stockholders, and Discovery Group has notified the company of its intention to nominate Mr. Donoghue and Mr. Murphy for election to the company's Board of Directors at the Company's 2010 annual meeting. According to the Discovery Group's Schedule 13D, as amended, and among other things, each of Mr. Donoghue and Mr. Murphy is entitled to indemnification on customary terms from Discovery Equity Partners, an affiliate of the Discovery Group, for actions taken by him, in his capacity as a Managing Member of the general partner of Discovery Equity Partners, on behalf of Discovery Equity Partners.

According to the Schedule 13D, as amended, filed by Parthenon Capital, Mr. Sadek was selected by Parthenon Capital to be nominated for election to the company's Board of Directors at the company's 2009 annual meeting of stockholders. In January 2010, the company and Parthenon Capital agreed that the company would nominate Mr. Sadek for reelection as a director of the company at the 2010 annual meeting and would use its reasonable best efforts to ensure that Mr. Sadek is elected at that annual meeting, and Parthenon Capital gave the company a proxy for the shares of the company's capital stock owned by Parthenon Capital and authorized the proxyholders designated by the Board to cast the votes entitled to be cast pursuant to the proxy and to cumulate such votes in the proxyholders' discretion in favor of the election of any person (i) nominated by the Board and serving on the Board as of the date of the agreement and/or (ii) nominated by the Board in accordance with the Board's nomination procedures in effect on the date of the agreement and for whom the members of the Parthenon Group have specifically authorized the proxyholders to vote. The agreement between the company and Parthenon Capital was described in and filed as an exhibit to a current report on Form 8-K filed January 11, 2010, and the preceding sentence is a summary of the agreement, does not purport to be complete, and is qualified in its entirety by reference to the agreement.

Audit Committee Financial Expert

The Board determined that at least one member of the Audit Committee, Charles W. Berger, is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K, promulgated by the SEC.

Audit Committee

The company has a standing audit committee.

Number of Members: 4	*Functions:*
Members: Charles W. Berger *(Chair)* John J. Delucca *(Vice Chair)* Daniel J. Donoghue Zachary F. Sadek (from March 2009) Samuel Cabot III (through March 2009)	Selects the independent registered public accounting firm to audit Tier's books and records, subject to stockholder ratification, and determines the compensation of the independent registered public accounting firm.
Number of Meetings in Fiscal 2009: 7	At least annually, reviews a report by the independent registered public accounting firm describing: internal quality control procedures, any issues raised by an internal or peer quality control review, and any investigations by regulatory authorities. Consults with the independent registered public accounting firm, reviews and approves the scope of their audit, and reviews independence and performance. Also reviews any proposed engagement between Tier and the independent registered public accounting firm and approves in advance any such engagement, if appropriate. Reviews internal controls, accounting practices, and financial reporting, including the results of the annual audit and the review of the interim financial statements, with management and the independent registered public accounting firm. Discusses earnings releases and guidance provided to the public.

As appropriate, obtains advice and assistance from outside legal, accounting, or other advisors.

Prepares a report of the Audit Committee to be included in our proxy statement.

Assesses annually the adequacy of the Audit Committee Charter.

Reports to the Board about these matters.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, or the Exchange Act, requires our directors and executive officers, and persons who beneficially own more than ten percent of our common stock, to file with the Securities and Exchange Commission, or the SEC, initial reports of beneficial ownership and reports of changes in beneficial ownership of our common stock. Officers, directors and holders of greater than ten percent of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended September 30, 2009, our officers, directors, and greater than ten percent beneficial owners complied with all Section 16(a) filing requirements, except that Messrs. Rossetti, Johnston, Kendrick and Omsberg, and Ms. Vellayan each filed two late Forms 4 related to two transactions and Mr. Heasley filed one late Form 4, which related to one transaction.

Corporate Governance Documents

In November 2003, the Board adopted a Code of Ethics for our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. Effective May 3, 2004, we also adopted a Business Code of Conduct for all employees. On March 31, 2009, we adopted Corporate Governance Guidelines. Our Code of Ethics, Business Code of Conduct, and Corporate Governance Guidelines, as well as the charters for our Audit Committee, Compensation Committee, and Governance and Nominating Committee, are posted on our website at: http://www.tier.com.

ITEM 11 — *EXECUTIVE COMPENSATION*

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy, Objectives, and Design

Compensation Philosophy

Our compensation philosophy for all our employees is to create an overall compensation package that provides fair and competitive cash compensation and aligns performance-based incentives with the interests of our shareholders. This compensation philosophy is particularly true for our Chief Executive Officer, Chief Financial Officer and our other three most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2009, as we rely on their leadership, management skills, and experience for Tier's continued growth and development. We refer to these executive officers as our "named executive officers".

Compensation Objectives

Our Compensation Committee establishes and reviews our overall executive compensation philosophy and objectives and oversees our executive compensation programs. The primary goals of our compensation program are to:

- attract, retain, and motivate talented employees;
- support business strategies that promote sustained growth and development;
- reward the achievement of business results through the delivery of competitive pay and performance-based incentive programs; and
- link executives' goals with the interests of shareholders by tying a portion of compensation to our stock.

We design our compensation strategy and packages for our executive officers to further these goals.

Performance

Our goal is to encourage and sustain high-quality performance by our executives. To achieve this goal, we compensate our executives for their individual skills, talents, leadership qualities, and responsibilities, primarily through base salary. To encourage our executives to meet and exceed current performance levels, enhance their skill levels, and maximize their contributions to our company, we also provide performance-based cash incentive compensation, framed around consolidated company and business unit targets for the executive's area of responsibility. The combination of guaranteed cash compensation in the form of base salary and the potential for additional performance-based compensation through our incentive compensation programs allow us to reward our executives for the value they add to our company.

Alignment

To align the interests of our executives with those of our company and our shareholders, we provide performance-based cash incentive and long-term incentive compensation. Cash incentive compensation is based in part on Tier's achieving specific goals or targets for the fiscal year. By linking individual incentive compensation to Tier's goals, we align the interests of our executives with those of our shareholders. In addition, we provide long-term incentives to our executives through stock options, restricted stock units (RSUs) and performance stock units (PSUs). This further aligns the interests of our executives with our shareholders as contributors to Tier's growth and value based upon stock performance. Through our long-term incentive program, executives only receive a benefit through a sustained increase in our stock price.

Retention

We operate in a competitive work environment in which executives are presented with many opportunities outside of Tier. It is important to retain and grow our current leadership to provide stability within our organization and allow for sustained focus and effort to grow and develop the company for continued success. We believe that a combination of market-based competitive salaries and cash bonuses combined with performance-based short- and long-term incentives awarded to our executives through cash incentives and stock options and other equity-based awards promotes long-term tenure within our organization and sustainable shareholder value.

Implementing Our Objectives

Determining Compensation

The Compensation Committee relies heavily on its professional judgment and prior experience and on recommendations by our Chief Executive Officer when making compensation decisions. The Compensation Committee does not have a formulaic approach to determining executive compensation. The Compensation Committee uses broad compensation bands (i.e., salary bands that have a minimum, mid-point, and maximum salary level by function and career level), which are reviewed and updated regularly, as a tool for determining competitive compensation. In determining the appropriate compensation level and structure, the Compensation Committee focuses on Tier's goals, as well as each executive's roles and responsibilities; level and type of skills, training, experience and leadership qualities; current compensation; and contributions to the achievement of Tier's goals. To establish fair and equitable compensation packages for our executives, the Compensation Committee also considers current market employment conditions and trends.

The Company uses the same policies and process to determine the compensation of our highest-paid executive officer, Mr. Rossetti, our Chief Executive Officer, as we use to determine the compensation of our other named executive officers. The Company believes that, as Chief Executive Officer and Chairman of the Board of Directors, Mr. Rossetti has the most significant impact on the value, potential growth, and success of the Company. Among other things, Mr. Rossetti provides the Company's strategic vision, manages client and stockholder relationships, supervises the Company's executive team, and provides executive leadership to the Company as a whole. In addition, the Compensation Committee believes that Mr. Rossetti's compensation reflects his 30 years CEO experience in private and public companies, 8 years of experience in the payment processing industry, 15 years as a member of the Company's Board of Directors, and his financial and accounting experience.

Role of the Compensation Committee and Chief Executive Officer

The Compensation Committee's primary responsibility is to discharge the Board's responsibilities relating to compensation of our executives. It carries out these responsibilities by:

- reviewing and approving the compensation for our Chief Executive Officer and other executive officers;
- reviewing executive bonus plan allocations;
- overseeing and advising the Board on the adoption of policies that govern our compensation programs; and
- approving grants of stock options and other stock awards to our executive officers.

Our Chief Executive Officer assists the Compensation Committee by recommending and reviewing compensation packages for all other executive officers. The Chief Executive Officer discusses company and individual performance objectives and results with the Compensation Committee in connection with establishing cash incentive and long-term incentive compensation metrics and determining amounts to be awarded. The Chief Executive Officer also provides input and makes recommendations concerning the terms of his own compensation package.

The other named executive officers do not determine their own compensation or the compensation of other executives, although they may discuss with the Chief Executive Officer the performance objectives and results that are utilized in establishing performance metrics used in cash incentive compensation calculations and determining amounts to be awarded.

Use of Compensation Consultants and Peer Groups

To align our executives' compensation with the market, our Compensation Committee typically uses outside consulting services when hiring a new executive, entering into an employment agreement with a key executive, and reviewing and determining compensation levels and practices from time to time in accordance with market best practices. These consultants, which are engaged directly by the Compensation Committee, provide market data from comparable companies. The Compensation Committee uses this data to determine whether the compensation packages for our executives are reasonable and competitive with those of similar companies in the marketplace, which we refer to as peer groups. We typically conduct peer group studies when we are filling a new or vacant position within the Company or when the Compensation Committee requests such a study in order to determine whether our executive compensation levels are appropriately aligned with the peer group. We did not conduct a peer group study for fiscal year 2009.

In prior fiscal years, the Compensation Committee has used peer group studies from John F. Reda & Associates to provide market-based compensation information for the positions of Chief Executive Officer; Chief Financial Officer; Chief Operating Officer; Senior Vice President, Strategic Marketing; Senior Vice President Sales and Marketing; Senior Vice President EPP Operations; Chief Technical Officer; General Counsel; Controller; and Vice President Human Resources. Studies of peer group companies included a review of base salary, cash incentive compensation, and long-term equity incentive compensation.

During the peer group review for fiscal year 2008, the Compensation Committee used the following peer group for determining our executive level compensation packages:

ACI Worldwide Inc.	Intersections Inc.	S1 Corp
ASTA Funding Inc.	Inx Inc.	Techteam Global Inc.
Bottomline Technologies Inc.	NIC Inc.	TNS Inc.
CSG Systems International Inc.	Online Resources Inc.	TRX Inc.
CyberSource Corp.	Quality Systems Inc.	Tyler Technologies Inc.
	Radiant Systems Inc.	Wright Express Corp

Companies in this peer group were selected because they operated in an industry similar to Tier and were generally comparable to Tier in terms of annual sales, net income, market capitalization and number of employees.

We do not target specific medians, quartiles or measurements from the peer group to determine compensation packages for our executives; instead, we make a qualitative assessment of the competitiveness of our packages based on the totality of the available peer group information.

In fiscal year 2009, we also used John F. Reda & Associates to advise us on the adoption of our Executive Performance Stock Unit Plan, or the PSU Plan, which is further discussed below under *Long-term Incentives*, and on grants of RSUs to Mr. Rossetti. Reda & Associates was asked to prepare a summary of the accounting and expense impact of the PSU Plan and to make recommendations concerning the number of PSUs to be granted pursuant to the PSU Plan and the number of RSUs to be granted to Mr. Rossetti.

Elements Used to Achieve Compensation Objectives

Our compensation packages are composed of five main elements: base salary; cash incentive compensation; long-term incentives; perquisites and benefits; and change of control provisions. We do not have a specific method of allocating these elements when determining overall compensation.

Base Salary

The purpose of the base salary is to attract and retain talented employees, as well as compensate individuals for services rendered. Base salary is a material component of an executive's compensation package.

Base salary is intended to reflect each executive's role and responsibility within the company, as well as the skills, experience, and leadership qualities the individual brings to the respective position. The Compensation Committee does not assign relative weights or rankings to the factors used to determine base salary; rather, a qualitative determination is made based upon all the factors under consideration.

We typically conduct salary reviews for all employees, including our named executive officers, in November of each fiscal year. At that time, the Compensation Committee considers base salaries of our executive officers and determines whether to approve base salary increases. Any base salary increases that are approved in November typically become effective in December. Base salary increases for our named executive officers are determined by evaluating base salary currently in place; the performance and achievements of the individual for the review period; individual-specific and overall contributions to Tier; and the current hiring market for executive talent. The Compensation Committee also considers the performance of the applicable executive's strategic business area, if applicable, and cost of living adjustments.

The following table sets forth the base salaries of our named executive officers for fiscal years 2008 and 2009:

	Base Salary Rate by Fiscal Year		% Change
	2008	2009	2008 to 2009
Ronald L. Rossetti Chief Executive Officer and Chairman of the Board	$ (1)	$400,000	(1)
Nina K. Vellayan(2) Executive Vice President, Chief Operating Officer	—	275,000	N/A
Ronald W. Johnston Senior Vice President, Chief Financial Officer	275,000	272,000(3)	(1)%
Keith S. Kendrick Senior Vice President, Strategic Marketing	265,000	265,000	0%
Keith S. Omsberg Vice President, General Counsel and Corporate Secretary	190,000	190,000	0%

(1) Pursuant to Mr. Rossetti's employment agreement signed April 30, 2008, Mr. Rossetti's base salary was reduced from $600,000 to $400,000 per annum, a reduction of 33%, effective May 1, 2008.

(2) Ms. Vellayan joined Tier in October 2008.

(3) Mr. Johnston voluntarily reduced his base salary from $275,000 to $272,000 for fiscal year 2009, effective January 2009.

Cash Incentive Compensation

Our cash incentive compensation plans are designed to:

- align the management team's financial interests with those of our shareholders;
- support a performance-oriented environment that rewards business unit and Tier's overall results;
- attract, motivate, and retain key management critical to Tier's long-term success; and
- align compensation with Tier's business strategy, values, and management initiatives.

A combination of base salary, cash incentive compensation, and long-term incentives are used to attract, motivate, and retain our executive officers and other key contributors. Cash incentives are used in particular to reward performance against defined financial metrics established as part of Tier's annual budgeting and strategic planning process, such that our executive officers and other key contributors are recognized for the achievement of specific and measurable company and/or business unit performance metrics on an annualized basis.

Our cash incentive compensation plans are linked to Tier's financial performance goals established annually within our business plan, which is reviewed and approved by our Board. This link allows a component of our executive compensation to be an at-risk payment for achieving threshold, target, and maximum company and business unit performance targets. Throughout the year, the Compensation Committee reviews the cash incentive plans for executives for reasonableness and potential for meeting company or business unit defined performance metrics. If performance targets for the fiscal year are not met, the Compensation Committee may still elect to pay bonus incentive compensation on a discretionary basis. There is no limit on the Compensation Committee's discretion; however, in fiscal year 2009, the Compensation Committee did not exercise discretion to increase the bonus compensation payable to any executive officer. The Compensation Committee expects that it would exercise its discretion to pay bonus compensation where it determined that such a payment would increase stockholder welfare over the medium- and long-term. In determining whether and how to exercise their discretion to pay incentive compensation, the members of the Compensation Committee are subject to the same standards of fiduciary duty, good faith, and business judgment that govern the exercise of their other responsibilities as directors of the Company. The Compensation Committee may also cancel or amend a cash incentive plan based on the outcome of its periodic reviews.

For fiscal year 2010, Tier plans to use individual performance goals in addition to company performance goals in determining cash incentive compensation for our executives.

For fiscal year 2009, we had one formal cash incentive compensation plan, our management incentive plan, or MIP. We use the term Executive Incentive Plan, or EIP, to refer to the portion of the MIP that applied to our named executive officers in fiscal year 2009. The EIP is discussed in more detail below.

In addition to our formal incentive plans, we may, at the discretion of the Chief Executive Officer or at the discretion of the Compensation Committee, award a cash payment to our executive officers, in recognition of achievements outside of performance metrics established under formal cash incentive plans or award cash incentives under other agreements we enter into with an executive.

Sign-on and Retention Incentives

Consistent with the employment agreement effective October 1, 2008, Ms. Vellayan, our Chief Operating Officer, received a sign-on bonus of $75,000. This bonus was paid in October 2008. Ms. Vellayan would have been obligated to repay this bonus on a pro-rata basis had she completed fewer than twelve consecutive months of service with Tier due to her termination for cause by Tier or her voluntary resignation. The Compensation Committee believes this bonus to Ms. Vellayan incentivized Ms. Vellayan to accept employment with Tier and helped provide stability to the critical position of Chief Operating Officer.

Consistent with the employment agreement entered into June 30, 2008, Mr. Kendrick, our Senior Vice President, Strategic Marketing, received a guaranteed bonus of 50% of his base salary, or a bonus of $132,500, following the one year anniversary of his employment. This bonus was paid in August 2009. The Compensation

Committee believes this bonus to Mr. Kendrick incentivized Mr. Kendrick to accept employment with Tier and helped provide stability to the critical position of Senior Vice President, Strategic Marketing.

Executive Incentive Plan

In the first quarter of fiscal year 2009, our Board approved performance targets under the EIP. All of our named executive officers participate in the EIP. The EIP was designed to reward eligible employees for the achievement of performance targets by our Continuing Operations business segment on a fiscal year basis. Our Continuing Operations business segment consists of our electronic payments solutions operations and our wind-down operations, which consist of certain operations we intend to wind down over the next three years. The Continuing Operations targets, including threshold, target, and stretch performance targets with associated levels of payout, were approved by the Compensation Committee based upon Tier's strategic plan and budget process and the formulation of specific Continuing Operations performance targets.

The following tables illustrate the performance metric and related potential threshold, target, and maximum payouts for fiscal 2009 under the EIP for Messrs. Rossetti, Johnston, Kendrick, and Omsberg and Ms. Vellayan. For each officer, the performance metric was net income from continuing operations before interest, tax, depreciation and amortization and stock based equity compensation (EBITDA) as outlined below.

Estimated Payout Levels (1)

Name	Threshold: EBITDA of $0.75 Million	Target: EBITDA of $1.0 Million	Maximum: EBITDA of $1.25 Million
Ronald L. Rossetti	$300,000	$400,000	$500,000
Nina K. Vellayan	137,500	206,250	275,000
Ronald W. Johnston	137,500	165,000	206,250
Keith S. Kendrick	132,500	159,000	198,750
Keith S. Omsberg	19,000	28,500	38,000

(1) The following table provides detail on the basis of the estimated payout levels:

Percentage of base salary

Name	Threshold	Target	Maximum
Ronald L. Rossetti	75%	100%	125%
Nina K. Vellayan	50%	75%	100%
Ronald W. Johnston(a)	50%	60%	75%
Keith S. Kendrick	50%	60%	75%
Keith S. Omsberg	10%	15%	20%

(a) Mr. Johnston's estimated payout amounts were calculated on a base salary of $275,000, which represented his base salary per his employment agreement.

During fiscal year 2009, Tier exceeded the maximum EBITDA goal of $1.25 million. However, the Compensation Committee, on management's recommendation, determined that EIP payouts for fiscal year 2009 would be determined as if the target EBITDA, rather than the maximum EBITDA, had been achieved, in order to make additional funds available for bonuses payable to individuals other than our executive officers. The following table provides a summary of the actual cash incentive and/or bonus payments made to our named executive officers for fiscal year 2009:

Named Executive Officer	2009 Payout	
	EIP	Bonus
Ronald L. Rossetti	$400,000	$ —
Nina K. Vellayan	206,250	75,000
Ronald W. Johnston	165,000	—
Keith S. Kendrick(1)	59,625	132,500
Keith S. Omsberg	28,500	—
Total incentive payout	$859,375	$207,500

(1) In accordance with the terms of his employment agreement, Mr. Kendrick's EIP award was reduced by $99,375, the amount of his guaranteed bonus that was attributed to fiscal year 2009, from his target level of $159,000.

Long-term Incentives

To further align our executives' financial interests with those of our shareholders, we provide long-term incentives through our Amended and Restated 2004 Stock Incentive Plan, or the 2004 Plan and the PSU Plan. These incentives are designed to motivate employees through equity ownership or compensation tied to stock appreciation and provide a pay-at-risk element to our compensation package. Under the 2004 Plan, the Compensation Committee has the authority to issue stock options, stock appreciation rights, restricted stock, or other stock-based awards to all employees, officers, directors, consultants, and advisors at its discretion. We issue stock options and RSUs under the 2004 Plan as a method for providing long-term equity incentives to our executives. Since the options are granted with an exercise price equal to the closing price of our common stock on the day preceding the grant date and RSUs are earned based upon share value performance over a defined measurement period, executives receive a benefit only if the stock price appreciates over the term of the option or RSU. We believe these long-term incentives motivate all eligible employees to meet and/or exceed performance goals and contribute to the overall growth and value of Tier. We have granted RSUs to Mr. Rossetti pursuant to his Enterprise Value Award Plan, or EVA Plan.

The Compensation Committee meets at least four times per year. At these meetings the Compensation Committee reviews, among other things, new hire status, promotions, and achievements of current executives, in determining whether to make stock option or RSU grants. Options and RSUs are considered granted on the date the Compensation Committee approves the granting of the options and/or the RSUs. RSUs, while awarded at the time of grant by the Compensation Committee, are earned upon the achievement of defined and sustained share value performance targets. The Compensation Committee awards options and RSUs at its discretion and in accordance with 2004 Plan requirements as to the number of awards that may be awarded to executives throughout a fiscal year, taking into account an executive's performance, level of responsibility and future contributions to Tier. Under the terms of the 2004 Plan, the maximum number of shares with respect to which awards may be granted to any individual is 300,000 shares per fiscal year. The maximum number of RSUs that may be awarded under the terms of the 2004 Plan is 500,000 units. We reached this maximum number of RSUs during fiscal year 2008. As such, all future RSU awards will be made outside of the 2004 Plan and settled in cash. Subject to provisions relating to vesting acceleration that apply under certain circumstances, options typically vest over five years, with 20% of the underlying shares vesting on each of the first five anniversaries of the grant date, and have a maximum ten year term, and RSUs typically vest three years after they are earned. Options and RSUs that are unvested upon an executive's termination are generally forfeited, unless otherwise provided in an option agreement or employment agreement. We believe this encourages executive performance, tenure and the promotion of sustained growth with Tier. However, our named executive officers may be entitled to accelerated vesting of their options and RSUs under certain circumstances, including a change of control. See *Potential Payments Upon Termination or Change in Control* on page 24 for additional information.

Executive Performance Stock Unit Plan

In an effort to further align our executives' financial interests with those of our shareholders and promote stability in key executive positions, the Compensation Committee adopted the PSU Plan on December 4, 2008, or the effective date. Under the PSU Plan, a maximum of 800,000 units may be issued for awards to eligible executives. The units will be awarded only upon the achievement and maintenance for a period of 60 days of specific share performance targets, or Share Price Performance Targets, that, for the initial participants in the PSU Plan, are $8.00, $9.50, $11.00, and $13.00 per share. For participants hired after the effective date, the Committee will establish Share Price Performance Targets based on 25%, 50%, 75%, and 100% increases in the share price. The PSUs will be awarded in four equal tranches at those Share Price Performance Targets.

Any PSUs awarded will vest on December 4, 2011, the third anniversary of the effective date, unless they vest earlier upon a change of control event as described below.

We intend to pay PSUs in cash in the pay period in which the grant becomes fully vested. However, if we have shares available for such issuance under, if required, a shareholder approved plan, we may instead issue shares of our common stock in an amount equivalent to the value of the PSUs. An executive will be entitled to receive a payment equal to (x) the price of a share of our common stock as of the close of market on the date of vesting, but not more than $15.00, multiplied by (y) the number of PSUs that have been awarded to the executive.

Under the PSU Plan's change of control provision, if we experience a change of control event, the units that have been awarded or would be awarded based upon the per share value realized by our stockholders in the change of control event will be immediately awarded, and the payment due to the executive will be based on such per share value realized by our stockholders in the change of control event, not to exceed $15.00 per share. If the executive continues to be employed by the surviving entity following the change of control event, the award will vest and be paid at the earlier of two years after the change of control event or three years after the effective date of the PSU Plan. Payment of the award may be accelerated following a change of control event for a termination without cause, death or disability, or resignation for good reason that occurs within 24 months of the change of control event. The PSU Plan defines a change of control event as:

- any person, entity, or affiliated group becoming the beneficial owner or owners of more than 50% of the outstanding equity securities of Tier, or otherwise becoming entitled to vote shares representing more than 50% of the undiluted total voting power of our then-outstanding securities eligible to vote to elect members of the Board;
- a consolidation or merger (in one transaction or a series of related transactions) of Tier pursuant to which the holders of our equity securities immediately prior to such transaction or series of transactions would not be the holders immediately after such transaction or series of related transactions of more than 50% of the securities eligible to vote to elect members of the Board of the entity surviving such transaction or series of related transactions; or
- the sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Tier.

The following table provides information on long-term incentives issued to our named executive officers during fiscal 2009:

Named Executive Officer	Restricted Stock Units(1)	Performance Stock Units(2)	Stock Options(3)
Ronald L. Rossetti	150,000	—	—
Nina K. Vellayan	—	180,000	200,000
Ronald W. Johnston	—	150,000	75,000
Keith S. Kendrick	—	100,000	50,000
Keith S. Omsberg	—	50,000	15,000

(1) Granted to Mr. Rossetti under his EVA Plan. These RSUs will be earned upon Tier's achievement and maintenance for a period of 60 days of a Share Price Performance Target of $8.00 per share. Unless vesting is

accelerated under the circumstances discussed under *"Potential Payments Upon Termination or Change in Control"*, any RSUs that are earned due to the achievement and maintenance of Share Price Performance Targets will vest on April 30, 2011. RSUs are payable in shares unless no shares are available under a shareholder approved plan, in which case they are payable in cash.

(2) Unless vesting is accelerated under the circumstances discussed under *"Potential Payments Upon Termination or Change in Control"*, any PSUs that are awarded due to the achievement and maintenance of Share Price Performance Targets will vest on December 4, 2011. PSUs are payable in cash unless shares are available under a shareholder approved plan, in which case they may be payable in the form of shares at the option of the Company.

(3) Unless vesting is accelerated under the circumstances discussed under *"Potential Payments Upon Termination or Change in Control"*, options vest over five years, with 20% of the underlying shares vesting on each of the first five anniversaries of the grant date.

Equity Ownership Guidelines

Members of Tier's Board of Directors are required to hold shares of Tier common stock with a value equal to three times the amount of the annual retainer paid to directors, calculated using the annual retainer in effect as of the later of March 31, 2009 and the date the director is elected to the Board. Directors are required to achieve the guideline within three years of joining the Board, or, in the case of directors serving at March 31, 2009, within three years of that date. These guidelines may be waived, at the discretion of Tier's Corporate Governance and Nominating Committee, if compliance would create severe hardship or prevent a director from complying with a court order. Please see *Director Compensation* for additional information concerning director retainers.

Tier currently does not have equity ownership guidelines for its executive officers.

Perquisites and Benefits

All of our full-time employees, including our named executive officers, are eligible to participate in our benefits programs. Our benefits programs include: paid time off; medical, dental, and vision insurance; 401(k) safe harbor contribution; group term life insurance; short term disability; long term disability; and a range of voluntary or elective benefits. Other than our 401(k) program, in which all eligible employees may participate, we do not have any retirement, pension, or deferred compensation plans in effect for our named executive officers.

We do not have an established executive benefits program or an executive perquisite program. Typically, we do not provide perquisites to our named executive officers at the senior vice president level.

We provide limited perquisites to our Chief Executive Officer and Senior Vice President, Strategic Marketing, as discussed below. We believe these perquisites benefit us and our shareholders by ensuring that these individuals are able to maintain a regular presence at our headquarters to meet their duties and responsibilities in full.

Chief Executive Officer Perquisites

Pursuant to his April 30, 2008 employment agreement, we provide Mr. Rossetti with a fully-furnished corporate apartment located near our corporate headquarters in Reston, Virginia. We also provide Mr. Rossetti with local transportation for travel while he is located in Reston, Virginia.

In addition, we reimburse Mr. Rossetti for travel to and from his current residence to our corporate headquarters. Travel reimbursement includes airfare, ground transportation, parking, and meals. Mr. Rossetti is also provided home office equipment and a cellular phone to assist him in executing his responsibilities while he is absent from our headquarters.

In addition, if Mr. Rossetti recognizes income for income tax purposes as a result of our payment of certain expenses, we are obligated to make a tax gross-up payment to Mr. Rossetti based upon the additional tax liability.

Tier's Compensation Committee has expressed the intent not to include a tax gross-up provision in any new employment contract.

Senior Vice President, Strategic Marketing Perquisites

Pursuant to his June 30, 2008 employment agreement, we provide Mr. Kendrick with a fully-furnished corporate apartment located near our corporate headquarters in Reston, Virginia. We also provide Mr. Kendrick with local transportation for travel while he is located in Reston, Virginia. In addition, we reimburse Mr. Kendrick for travel to and from his current residence to our corporate headquarters. Travel reimbursement includes airfare, ground transportation, parking, and meals. Mr. Kendrick is provided home office equipment and a cellular phone to assist him in executing his responsibilities while he is absent from our headquarters.

In addition, if Mr. Kendrick recognizes income for income tax purposes as a result of our payment of certain expenses, we are obligated to make a tax gross-up payment to Mr. Kendrick based upon the additional tax liability.

Tier's Compensation Committee has expressed the intent not to include a tax gross-up provision in any new employment contract.

Change of Control

Our named executive officers have change of control arrangements through their employment agreements. We provide change of control arrangements to our executives to promote stability and continuity at a time when the departure of executive officers would be detrimental to our growth and development and shareholder value. Executives are entitled to change of control payments upon termination within one year of a change of control event. In addition, under the terms of his employment agreement, Mr. Rossetti is also entitled to full vesting of certain equity awards effective immediately prior to a change of control during the term of his employment agreement, regardless of whether his employment is terminated. Payments are generally due to the executive within thirty days of his or her termination (or such later date as is required for compliance with tax laws governing deferred compensation). For a change of control provision to be triggered (other than, in the case of Mr. Rossetti, the vesting acceleration discussed above), the change of control event, as defined below, must occur and the executive's employment must terminate.

A change of control is defined in our employment agreements, other than Mr. Rossetti's, as:

- any person, entity or affiliated group becoming the beneficial owner or owners of more than 50% of the outstanding equity securities of Tier, or otherwise becoming entitled to vote shares representing more than 50% of the undiluted total voting power of our then-outstanding securities eligible to vote to elect members of the Board;
- a consolidation or merger (in one transaction or a series of related transactions) of Tier pursuant to which the holders of our equity securities immediately prior to such transaction or series of transactions would not be the holders immediately after such transaction or series of related transactions of more than 50% of the securities eligible to vote to elect members of the Board of the entity surviving such transaction or series of related transactions;
- the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Tier;
- the dissolution or liquidation of Tier; or
- the date on which we (i) consummate a "going private" transaction pursuant to Section 13 and Rule 13e-3 of the Exchange Act, or (ii) no longer have a class of equity securities registered under the Exchange Act .

Under Mr. Rossetti's employment agreement, each of the following would constitute a "change of control":

- any person, entity or affiliated group becoming the beneficial owner or owners of more than 35% of the outstanding equity securities of Tier, or otherwise becoming entitled to vote shares representing more than 35% of the undiluted total voting power of our then-outstanding securities eligible to vote to elect members of the Board;
- a consolidation or merger (in one transaction or a series of related transactions) of Tier pursuant to which the holders of our equity securities immediately prior to such transaction or series of related transactions would

not be the holders immediately after such transaction or series of related transactions of at least 65% of the securities eligible to elect members of the board of directors of the entity surviving such transaction or series of related transactions; or

- the sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Tier.

For potential payments upon a change of control arrangements for our named executive officers, see *Potential Payments Upon Termination or Change in Control* on page 24.

Tax and Accounting Implications

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, generally disallows federal tax deductions for compensation in excess of $1.0 million paid, generally, to the Chief Executive Officer and the next three highly paid officers, other than the Chief Financial Officer. Compensation that is "performance-based" within the meaning of the Code does not count toward the $1.0 million limit. We believe it is in our best interest, to the extent practicable, to have executive compensation be fully deductible under the Code. However, the Compensation Committee has full discretion to provide compensation that potentially may not be fully deductible.

Accounting for Share-Based Compensation

We value share-based compensation based on the grant date fair value using the Black-Scholes model for options and the Monte Carlo simulation option pricing model for RSUs and PSUs. We recognize compensation expense over the vesting period of the option, RSU or PSU grants, which ranges from three to five years. Additional information about the valuation of our options and RSUs can be found in Note 14-Share-Based Payment of our Annual Report on Form 10-K for fiscal year ended September 30, 2009.

EXECUTIVE COMPENSATION

This section provides certain tabular and narrative information regarding the compensation of our named executive officers. Johnston, Kendrick and Omsberg became executive officers during the fiscal year ended September 30, 2008 and Ms. Vellayan became an executive officer during fiscal year 2009; therefore, only fiscal year 2008 and 2009 information is reported for Messrs. Johnston, Kendrick and Omsberg, and only fiscal year 2009 information is reported for Ms. Vellayan. For additional information regarding compensation of the named executive officers, see *Compensation Discussion and Analysis* beginning on page 6.

Summary Compensation Table

The following table sets forth information regarding compensation of our named executive officers during the fiscal years ended September 30, 2009, 2008 and 2007. References to "years" in the tables in this section are to our fiscal years ended September 30, 2009, September 30, 2008 and September 30, 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Ronald L. Rossetti	2009	$400,000	$ —	$513,497	$ —	$400,000	$228,061	$1,541,558
Chief Executive Officer,	2008	589,231	390,513	264,583	—	—	278,363	1,522,690
Chairman of the Board	2007	600,000	600,000	—	119,375	—	230,710	1,550,085
Nina K. Vellayan	2009	267,596	75,000	219,180	47,215	206,250	8,028	823,269
Executive Vice President, Chief Operating Officer								
Ronald W. Johnston(5)	2009	272,692	—	182,650	232,971	165,000	8,180	861,493
Senior Vice President,	2008	172,158	68,750	—	58,326	—	4,943	304,177
Chief Financial Officer								
Keith S. Kendrick	2009	265,000	132,500	121,767	72,783	59,625	95,405	747,080
Senior Vice President, Strategic	2008	68,288	—	—	18,018	—	42,953	129,259
Marketing								
Keith S. Omsberg	2009	190,000	—	60,883	47,845	28,500	4,385	331,613
Vice President, General Counsel	2008	188,000	92,500	—	50,706	—	5,585	336,791
and Secretary								

(1) Reflects the following bonus payouts for fiscal years 2009, 2008 and 2007:

Name	Year	Employment Agreement	Discretionary	Total Bonus Payout
Ronald L. Rossetti	2008	$166,667	$223,846	$390,513
	2007	600,000	—	600,000
Nina K. Vellayan	2009	75,000	—	75,000
Ronald W. Johnston	2008	68,750	—	68,750
Keith S. Kendrick	2009	132,500	—	132,500
Keith S. Omsberg	2009	—	—	—
	2008	—	92,500	92,500

See pages 10 through 12 for additional information on bonus payments.

(2) The amounts included in these columns reflect the dollar amount recognized as an expense for financial statement reporting purposes in fiscal years 2009, 2008 and 2007 for stock awards (consisting of RSUs in the case of Mr. Rossetti and PSUs in the case of the other named executives) and stock option awards, calculated in accordance with U.S. GAAP, excluding any estimate of forfeitures. Accordingly, the columns include amounts relating to awards granted during and prior to the year indicated. The following table summarizes the amounts shown in the "Stock Awards" and "Option Awards" columns and the amount included for each such award for fiscal year 2009. Assumptions used in the calculation of these amounts and the amounts for fiscal year 2009 are included in footnote 14 to the audited consolidated financial statements included in our annual report on Form 10-K for fiscal year 2009, as amended.

Name	Stock Awards			Option Awards		
	Date of Award	Total Number of Shares Underlying Stock Awards (#)	Amount Included in Fiscal 2009 ($)	Date of Award	Total Number of Shares Underlying Options Awarded (#)	Amount Included in Fiscal 2009 ($)
Ronald L. Rossetti . . .	12/4/08	150,000	$102,222	—	—	$ —
	4/30/08	550,000	411,275			—
			513,497			—
Nina K. Vellayan	12/4/08	180,000	219,180	12/4/08	200,000	47,215
Ronald W. Johnston . .	12/4/08	150,000	182,650	12/4/08	75,000	17,706
				7/1/08	200,000	215,265
						232,971
Keith S. Kendrick . . .	12/4/08	100,000	121,767	12/30/08	50,000	11,409
				6/30/08	100,000	61,374
						72,783
Keith S. Omsberg . . .	12/4/08	50,000	60,883	12/4/08	15,000	3,541
				12/10/07	20,000	13,457
				10/1/07	30,000	21,912
				9/13/06	10,000	5,882
				11/1/04	3,000	2,481
				12/1/03	3,000	572
						47,845

(3) Reflects cash payouts for fiscal year 2009 under the Executive Incentive Plan.

Name	Year	Incentive Plan	Total Non-Equity Incentive Payout
Ronald L. Rossetti	2009	EIP	$400,000
Nina K. Vellayan	2009	EIP	206,250
Ronald W. Johnston	2009	EIP	165,000
Keith S. Kendrick	2009	EIP	59,625
Keith S. Omsberg	2009	EIP	28,500

See page 11 for additional information on the Executive Incentive Plan.

(4) Consists of:

- the aggregate incremental cost to Tier of providing perquisites and other personal benefits;
- company matching contributions under 401(k) plans; and
- tax reimbursement payments relating to income tax liability incurred by the applicable executive as a result of the Company's payment for the perquisites described below.

The following table summarizes the amounts shown in the "All Other Compensation" column:

Name	Year	Perquisites(a)	401(k)	Tax Reimbursement	Total All Other Compensation
Ronald L. Rossetti	2009	$116,802	$7,350	$103,909	$228,061
	2008	183,338	6,900	88,125	278,363
	2007	191,435	6,750	32,525	230,710
Nina K. Vellayan	2009	—	8,028	—	8,028
Ronald W. Johnston	2009	—	8,180	—	8,180
	2008	—	4,943	—	4,943
Keith S. Kendrick.	2009	87,455	7,950	—	95,405
	2008	35,986	1,835	5,132	42,953
Keith S. Omsberg.	2009	—	4,385	—	4,385
	2008	—	5,585	—	5,585

(a) See *Perquisites and Benefits* in *Compensation Discussion and Analysis* beginning on page 6 for a discussion of perquisites provided to executives. Perquisites include:

- expenses for corporate apartments located near our corporate headquarters in Reston, Virginia, including utilities;
- expenses for local transportation while the executive is located in Reston and air and ground transportation, meals and lodging for travel by the executive to and from his home to our corporate headquarters in Reston; and
- legal consultation fees relating to negotiation and review of the executive's employment agreement.

The following table summarizes the amounts shown in the "Perquisites" column:

Name	Year	Corporate Apartment*	Travel*	Legal Consultation*	Total
Ronald L. Rossetti.	2009	$52,459	$ 64,343	$ —	$116,802
	2008	39,096	113,431	30,811	183,338
	2007	41,232	130,375**	19,828	191,435
Keith S. Kendrick	2009	28,221	59,234	—	87,455
	2008	8,310	19,371	8,305	35,986

* Amounts reflect aggregate incremental cost to the Company, which is equal to the Company's out-of-pocket costs for these perquisites.

** Includes travel by chartered private jet for business meeting which Mr. Rossetti attended. Total cost was $27,295 and is split equally between Mr. Rossetti and a former executive who attended the meeting.

(5) Mr. Johnston served as interim Chief Financial Officer from April 2008 to June 2008.

Fiscal 2009 Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards made to the named executive officers during the fiscal year ended September 30, 2009:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/s h)(5)	Closing Market Price of Common Stock on Date of Grant ($/s h)(5)	Grant Date Fair Value of Stock and Option Awards ($) (6)
Name	Grant date	Threshold ($)(2)	Target ($)(3)	Maximum ($)(4)	Threshold (#)	Target (#)	Maximum (#)				
Ronald L. Rossetti		$300,000	$400,000	$500,000	—	—	—	—	$ —	$ —	$ —
	12/4/2008	—	—	—	150,000(7)	(9)	700,000(10)	—	—	—	—
Nina K. Vellayan		137,500	206,250	275,000	—	—	—	—	—	—	—
	12/4/2008	—	—	—	45,000(8)	(9)	180,000(11)	200,000(12)	4.25	4.34	850,000
Ronald W. Johnston . . .		137,500	165,000	206,250	—	—	—	—	—	—	—
	12/4/2008	—	—	—	37,500(8)	(9)	150,000(11)	75,000(13)	4.25	4.34	318,750
Keith S. Kendrick		132,500	159,000	198,750	—	—	—	—	—	—	—
	12/4/2008	—	—	—	25,000(8)	(9)	100,000(11)	—	—	—	—
	12/30/2008	—	—	—	—	—	—	50,000(13)	4.73	4.93	236,500
Keith S. Omsberg		19,000	28,500	38,000	—	—	—	—	—	—	—
	12/4/2008	—	—	—	12,500(8)	(9)	50,000(11)	15,000(13)	4.25	4.34	63,750

(1) For additional information concerning performance metrics and payouts under non-equity and equity incentive plan awards, see pages 10 through 14.

(2) The threshold amount represents the amounts payable to the executive if we met our corporate performance threshold goal of EBITDA of $750,000 for fiscal 2009 under the Executive Incentive Plan.

(3) The target amount represents the amounts payable to the executive if we met our corporate performance target goal of EBITDA of $1.0 million for fiscal 2009 under the Executive Incentive Plan.

(4) The maximum amount represents the amounts payable to the executive if we met our corporate performance stretch goal of EBITDA of $1.25 million for fiscal 2009 under the Executive Incentive Plan. During fiscal year 2009, we exceeded this stretch goal. However, the Compensation Committee, on management's recommendation, determined that EIP payouts for fiscal year 2009 would be determined as if the target EBITDA, rather than the maximum EBITDA, had been achieved, in order to make additional funds available for bonuses payable to individuals other than our executive officers.

(5) The exercise price of the options granted to the individuals shown above was the closing price of Tier's common stock on the day prior to the grant date.

(6) Represents the full grant date fair value of each equity-based award, computed in accordance with U.S. GAAP.

(7) The threshold amount represents the number of RSUs that would be issuable to Mr. Rossetti under his EVA Plan if we achieved and maintained a Share Price Performance Target of $8.00 per share, which is the lowest Share Price Performance Target under the EVA Plan, for a period of 60 days, subject to vesting requirements. RSUs that are earned vest on April 30, 2011. Vesting may be accelerated under certain circumstances described in *Potential Payments upon Termination or Change of Control.* RSUs are payable in shares unless no shares are available under a shareholder approved plan, in which case they are payable in cash.

(8) The threshold amount represents the number of PSUs that would be issuable to the applicable executive under the PSU Plan if we achieved and maintained a Share Price Performance Target of $8.00 per share, which is the lowest Share Price Performance Target under the PSU Plan, for a period of 60 days, subject to vesting requirements. If the applicable Share Price Performance Targets are met, PSUs vest on December 4, 2011. Vesting may be accelerated under certain circumstances described in *Potential Payments upon Termination or Change of Control.* PSUs are payable in cash unless shares are available under a shareholder approved plan, in which case they may be payable in the form of shares at the option of Tier.

(9) As discussed on pages 23 and 24, each of Mr. Rossetti's EVA Plan and the PSU Plan has four payout levels, each of which is associated with a Share Price Performance Target. The threshold payout level, which is associated with the lowest Share Price Performance Target, is discussed in notes (7) and (8) above. The maximum payout level, which is associated with the highest Share Price Performance Target, is discussed in

notes (10) and (11) below. The middle two payout levels are the target payout levels. If Tier achieves either of the two middle Share Price Performance Targets, Mr. Rossetti will earn the number of RSUs associated with that Share Price Performance Target, and the other named executive officers will earn the number of PSUs associated with that Share Price Performance Target, in each case subject to the vesting requirements noted in footnotes (7) and (8) above.

(10) The maximum amount represents the number of RSUs that would be issuable to Mr. Rossetti under his EVA Plan if Tier achieved and maintained a Share Price Performance Target of $15.00 per share, which is the highest Share Price Performance Target under the EVA Plan, for a period of 60 days, subject to the vesting requirements noted in footnote (7) above.

(11) The maximum amount represents the number of PSUs that would be issuable to the applicable executive under the PSU Plan if Tier achieved and maintained a Share Price Performance Target of $13.00 per share, which is the highest Share Price Performance Target under the PSU Plan, for a period of 60 days, subject to the vesting requirements noted in footnote (8) above.

(12) Ms. Vellayan was awarded an option to purchase 200,000 shares of Tier stock pursuant to her employment agreement. These options, which were granted under the 2004 Plan, vest as to 20% of the underlying shares on each of the first five anniversaries of the date granted and expire in ten years. Vesting may be accelerated under certain circumstances described in Potential Payments upon Termination or Change of Control.

(13) These options were granted under the 2004 Plan, vest as to 20% of the underlying shares on each of the first five anniversaries of the date granted and expire in ten years. Vesting may be accelerated under certain circumstances described in Potential Payments upon Termination or Change of Control.

Outstanding Equity Awards at 2009 Fiscal Year-End

The following table sets forth for each named executive officer certain information about stock options and unvested and unearned equity incentive plan awards held at the end of the fiscal year ended September 30, 2009:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (a)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(d)
Ronald L. Rossetti	25,000	—	$ 6.94	01/21/11		
	10,000	—	19.56	01/22/12		
	10,000	—	13.75	01/30/13		
	15,000	—	8.62	01/27/14		
	5,000	—	9.77	10/07/14		
	20,000	—	8.30	06/29/15		
	300,000	—	5.50	07/25/16		
					150,000(b)	1,272,000
	385,000	—			150,000	
Nina K. Vellayan	—	200,000(1)	4.25	12/03/18		
					45,000(c)	381,600
	—	200,000			45,000	
Ronald W. Johnston	66,666	133,334(2)	8.01	06/30/18		
	—	75,000(3)	4.25	12/04/18		
					37,500(c)	318,000
	66,666	208,334			37,500	
Keith S. Kendrick	20,000	80,000(4)	7.80	06/29/18		
	—	50,000(5)	4.73	12/29/18		
					25,000(c)	212,000
	20,000	130,000			25,000	
Keith Omsberg.	2,500	—	16.04	07/04/12		
	3,000	—	7.81	11/30/13		
	2,400	600(6)	8.60	10/31/14		
	6,000	4,000(7)	7.05	09/12/16		
	6,000	24,000(8)	10.20	09/30/17		
	4,000	16,000(9)	9.25	12/09/17		
	—	15,000(10)	4.25	12/03/18		
					12,500(c)	106,000
	23,900	59,600			12,500	

(a) Vesting schedules of the unexercisable option awards are set forth below. Vesting may be accelerated under certain circumstances described in *Potential Payments upon Termination or Change of Control.*

Name	Footnote Reference	Vesting Date	Number Vesting
Nina K. Vellayan	(1)	12/04/09	40,000
		12/04/10	40,000
		12/04/11	40,000
		12/04/12	40,000
		12/04/13	40,000
Ronald W. Johnston	(2)	07/01/10	66,667
		07/01/11	66,667
	(3)	12/04/09	15,000
		12/04/10	15,000
		12/04/11	15,000
		12/04/12	15,000
		12/04/13	15,000
Keith S. Kendrick	(4)	06/29/10	20,000
		06/29/11	20,000
		06/29/12	20,000
		06/29/13	20,000
	(5)	12/30/09	10,000
		12/30/10	10,000
		12/30/11	10,000
		12/30/12	10,000
		12/30/13	10,000
Keith S. Omsberg	(6)	11/01/09	600
	(7)	09/13/10	2,000
		09/13/11	2,000
	(8)	10/01/09	6,000
		10/01/10	6,000
		10/01/11	6,000
		10/01/12	6,000
	(9)	12/10/09	4,000
		12/10/10	4,000
		12/10/11	4,000
		12/10/12	4,000
	(10)	12/04/09	3,000
		12/04/10	3,000
		12/04/11	3,000
		12/04/12	3,000
		12/04/13	3,000

(b) The table above shows the number of RSUs that would be earned by Mr. Rossetti upon achievement and maintenance of the threshold Share Price Performance Target, or $8.00 per share, for the required 60 day period. Mr. Rossetti has been granted a total of 700,000 RSUs (including the 150,000 RSUs show in the table above) under his EVA Plan. These RSUs are earned when the Share Price Performance Targets shown below are met and maintained for 60 consecutive days, and RSUs that are earned vest on April 30, 2011. Vesting may be accelerated under certain circumstances described in *Potential Payments upon Termination or Change of Control.*

Share Price Performance Target	Number of RSUs
$ 8.00	150,000
11.00	180,000
13.00	185,000
15.00	185,000
	700,000

(c) The table above shows the number of PSUs that would be earned by the named executive officers upon achievement and maintenance of the threshold Share Price Performance Target, or $8.00 per share, for the required 60 day period. The named executive officers have been granted the total number of PSUs shown in the table below (which includes the PSUs shown in the table above) under the PSU Plan. These PSUs are earned when the Share Price Performance Targets shown below are met and maintained for 60 consecutive days. PSUs that have been earned vest December 4, 2011. Please see *Compensation Discussion and Analysis — Long-term Incentives* for additional detail. Vesting may be accelerated under certain circumstances described in *Potential Payments upon Termination or Change of Control.*

	Number of Units at Share Price Performance Target				Total Units That Could be Awarded
	$8.00	**$9.50**	**$11.00**	**$13.00**	
Nina K. Vellayan	45,000	45,000	45,000	45,000	180,000
Ronald W. Johnston	37,500	37,500	37,500	37,500	150,000
Keith S. Kendrick	25,000	25,000	25,000	25,000	100,000
Keith S. Omsberg	12,500	12,500	12,500	12,500	50,000
Total					**480,000**

(d) Represents the market value of RSUs or PSUs, as applicable, issuable to the applicable executive upon achievement and maintenance of the $8.00 threshold Share Price Performance Target for the required 60 day period, subject to the vesting requirements noted in footnotes (b) and (c) above. The market value was determined by multiplying $8.48 (the closing price of Tier's stock at September 30, 2009) by the number of RSUs or PSUs, as applicable.

Fiscal 2009 Option Exercises and Stock Vested

The following table sets forth for each named executive officer certain information about stock options that were exercised during the fiscal year ended September 30, 2009:

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)(1)**
Ronald L. Rossetti	20,000	$12,350
Nina K. Vellayan	—	—
Ronald W. Johnston	—	—
Keith S. Kendrick	—	—
Keith S. Omsberg	—	—

(1) Amount realized on exercise was determined by multiplying $7.43 (the closing price of Tier's common stock at July 14, 2009, the date of exercise) by the number of shares exercised and subtracting the aggregate exercise price paid for such shares.

Potential Payments Upon Termination or Change of Control

This section provides information regarding payments and benefits to the named executive officers that would be triggered by termination of the officer's employment (including voluntary termination, involuntary termination, resignation for good reason and termination due to death or disability) or a change of control of Tier. The term "change of control" is defined in the *Change of Control* section of the Compensation Discussion and Analysis on page 15.

Other key terms in our employment agreements with our named executive officers are "cause" and "good reason". Summaries of these definitions, which are qualified by reference to the full definitions and related provisions in the employment agreements, are as follows:

Cause shall mean a finding by Tier of:

- a conviction of the named executive officer of, or a plea of guilty or *nolo contendere* by the named executive officer to, any felony;
- an intentional violation by the named executive officer of federal or state securities laws;
- willful misconduct or gross negligence by the named executive officer that has or is reasonably likely to have a material adverse effect on Tier;
- a failure of the named executive officer to perform his or her reasonably assigned duties for Tier that has or is reasonably likely to have a material adverse effect on Tier;
- a material violation by the named executive officer of any material provision of our Business Code of Conduct or, in the case of Mr. Rossetti and Mr. Johnston, our Code of Ethics for Chief Executive, Chief Financial and Chief Accounting Officers (or successor policies on similar topics) or any other applicable policies in place;
- a violation by the named executive officer of any provision of his or her Proprietary and Confidential Information, Developments, Noncompetition and Nonsolicitation Agreement with us; or
- fraud, embezzlement, theft or dishonesty by the named executive officer against Tier.

Good reason shall mean, without the named executive officer's prior written consent, the occurrence of any of the following:

- any reduction in the named executive officer's base salary, or in the case of Mr. Rossetti, a reduction in his maximum bonus opportunity below 100% of base salary, and in the case of each of Mr. Kendrick and Ms. Vellayan, a reduction in the minimum bonus opportunity below 50% of base salary;
- in the case of Mr. Rossetti, a material change in the applicable performance goals used to determine his bonus that makes it materially less likely for the goals to be achieved and which change is not reasonable in light of the Company's business, is designed to make it materially less likely for Mr. Rossetti to obtain the bonus opportunity or is applied solely to Mr. Rossetti (except to the extent relating only to the functions of a Chief Executive Officer);
- in the case of Mr. Rossetti, any reduction in his title, position or reporting status, unless he is provided with a comparable title, position or reporting status, or any material diminution of his duties, responsibilities, powers or authorities;
- in the case of Mr. Kendrick and Ms. Vellayan, any material reduction in position and reporting status (defined as reporting directly to the Chief Executive Officer of Tier or an equivalent position), or any material diminution in the nature and scope of duties, responsibilities, powers or authorities consistent with those immediately following commencement of employment by Mr. Kendrick or Ms. Vellayan, as applicable, with Tier, or the assignment of duties and responsibilities materially inconsistent with Mr. Kendrick's position of Senior Vice President, Strategic Marketing or Ms. Vellayan's position as Executive Vice President, Chief Operating Officer;
- in the case of Mr. Johnston and Mr. Omsberg, any material diminution of the named executive officer's duties, responsibilities, powers, or authorities;
- in the case of Mr. Kendrick, any requirement imposed upon Mr. Kendrick to relocate his principal residence to any other location than Reston, Virginia or Atlanta, Georgia or a similar metropolitan area;
- in the case of Mr. Omsberg, any relocation of his principal place of employment by more than 50 miles or a requirement that Mr. Omsberg relocate his principal place of residence by more than 50 miles; or
- a material breach by Tier of any material provision of the employment agreement.

Under our corporate policy, all employees, including our named executive officers, are entitled to payments for base salary and payout of any accrued personal time off, or PTO, accrued through the termination date, but not yet paid.

Potential Payments Due under our Employment Agreement with our Chief Executive Officer

On April 30, 2008, we entered into an employment agreement with our Chief Executive Officer, Ronald L. Rossetti, which provides that Mr. Rossetti will continue to serve as Tier's Chief Executive Officer for a three year term ending on April 30, 2011. Pursuant to the terms of this agreement, Mr. Rossetti is entitled to certain compensation and benefits upon termination of his employment and/or a change of control of Tier, payable in a lump sum (with the exception of health benefits, which would be reimbursed monthly) within 30 days of the applicable event (or such later date as is required for compliance with tax laws governing deferred compensation) and provided, in the case of a termination other than for death, disability, or cause or a voluntary termination by Mr. Rossetti, that Mr. Rossetti signs a separation agreement and release. The following table describes the maximum potential payments that would have been due to Mr. Rossetti as of September 30, 2009, upon designated situations outlined in his employment agreement.

Benefits and Payments Upon Termination	Voluntary Termination(1)	Involuntary for Cause Termination(1)	Involuntary Not for Cause Termination(2)	Voluntary Termination With Good Reason(2)	Death(3)	Change of Control(4)
Salary	$ 12,308	$ 12,308	$ 412,308	$ 412,308	$ 412,308	$ 812,308
Bonus	400,000	400,000	1,161,881	1,161,881	780,940	1,161,881
Restricted stock units(5)	—	—	—	—	—	—
Health benefits	—	—	12,000	12,000	—	12,000
Tax gross-up	—	—	—	—	—	1,038,234
Perquisites	—	—	—	—	—	—
Accrued PTO(6)	(10,025)	(10,025)	(10,025)	(10,025)	(10,025)	(10,025)
Total company obligation	**402,283**	**402,283**	**1,576,164**	**1,576,164**	**1,183,223**	**3,014,398**
Stock options(7)	936,150	936,150	936,150	936,150	936,150	936,150
Total benefit to employee	**$1,338,433**	**$1,338,433**	**$2,512,314**	**$2,512,314**	**$2,119,373**	**$3,950,548**

(1) Amounts reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination and personal time off accrued through September 30, 2009.

(2) Amounts reflect maximum salary earned and prior year bonus accrued but not paid prior to date of termination, one year's base salary, bonus equal to the average annual bonus paid to Mr. Rossetti (or for the most recent year, accrued for Mr. Rossetti) for the previous three years, or the Average Historic Bonus, prorated for number of months worked prior to occurrence, bonus equal to the Average Historic Bonus, immediate vesting of all stock options, restricted stock grants and restricted stock units already issued under the EVA Plan (and an extension of the measurement period under the EVA Plan to nine months after the date of termination, with full vesting of awards that become earned because of performance during that nine month period), twelve months' continuation of health benefits and personal time off accrued through September 30, 2009. In addition, in this scenario, all stock options will be exercisable for a period of one year after the date of Mr. Rossetti's termination, other than a stock option for 300,000 shares granted to Mr. Rossetti on July 26, 2006, which will be exercisable until the later of five years after the date of his termination or three months following the date he is no longer serving in a capacity that would enable him to be eligible to receive option grants under the 2004 Plan, but in no event later than July 25, 2016.

(3) Amounts reflect maximum salary earned and prior year bonus accrued but not paid prior to date of termination, one year's base salary and bonus equal to the Average Historic Bonus, immediate vesting of all stock options,

restricted stock grants and restricted stock units already issued under the EVA plan (and an extension of the measurement period under the EVA Plan to nine months after the date of termination, with full vesting of awards that become earned because of performance during that nine month period) and personal time off accrued through September 30, 2009. In addition, in this scenario, all stock options will be exercisable for a period of one year after the date of Mr. Rossetti's termination due to death, other than a stock option for 300,000 shares granted to Mr. Rossetti on July 26, 2006, which will be exercisable until the date that is five years after the date of his death, but in no event later than July 25, 2016. Amounts payable in the event of a termination due to disability are the same as the foregoing, except that Mr. Rossetti would not be entitled to one year's base salary and bonus equal to the Average Historic Bonus in the event of a termination for disability.

(4) The amounts payable to Mr. Rossetti upon a change of control vary depending on the relevant facts. The amounts shown in this column assume that Mr. Rossetti remains employed by Tier for the shorter of (i) 180 days after a change in control (the "CIC Transition Period") and (ii) the period required by the Board in connection with the change of control, and assists in the transition during such period of employment. In this scenario, Mr. Rossetti is entitled to a payment of two times (a) his base salary in effect on the date of his termination plus (b) a bonus equal to the Average Historic Bonus, immediate vesting of all stock options, restricted stock grants and restricted stock units already issued under the EVA Plan (and an extension of the measurement period under the EVA Plan to nine months after the date of termination, with full vesting of awards that become earned because of performance during that nine month period), gross-ups on payments that are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, twelve months' continuation of health benefits and personal time off accrued through September 30, 2009. In another potential scenario, if Tier terminates Mr. Rossetti's employment without cause during the CIC Transition Period (or within the 60 days preceding a change of control) or he resigns because Tier does not treat him during that period as a senior executive or senior adviser, he will receive the benefits described in the previous sentence, and will also receive the benefits he would have been entitled to had he been terminated without cause by Tier in the absence of a change of control, other than one year's base salary and a bonus equal to the Average Historic Bonus. In a third scenario, if Mr. Rossetti is terminated or resigns for good reason after the CIC Transition Period (or a shorter period under certain circumstances), such termination would be governed by the applicable provisions of Mr. Rossetti's employment agreement, depending on the circumstances of the cessation, provided that he would not be entitled to any further cash severance in the form of one year's base salary or a bonus equal to the Average Historic Bonus. Mr. Rossetti is entitled to immediate vesting of his equity awards and a nine-month extension of the EVA Plan measurement period if he is employed by Tier immediately prior to a change of control, regardless of whether or when his employment is subsequently terminated.

(5) As of September 30, 2009, the stock price performance targets that trigger the award of RSUs had not been met; therefore, no units were considered awarded or vested for purposes of the table above.

(6) As of September 30, 2009, Mr. Rossetti's PTO days taken were in excess of his accrued amount.

(7) The amount represents the value of vested options as of September 30, 2009 at a closing price of $8.48 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Chief Operating Officer

Effective October 1, 2008, we entered into an employment agreement with our Chief Operating Officer, Nina K. Vellayan. Pursuant to the terms of this agreement, Ms. Vellayan is entitled to certain compensation and benefits, payable in a lump sum (with the exception of health benefits, which would be reimbursed monthly) within 30 days of the applicable event (or such later date as is required for compliance with tax laws governing deferred compensation) and provided, in the case of a termination other than for death, disability, or cause or a voluntary termination by Ms. Vellayan, that Ms. Vellayan signs a separation agreement and release. The following table describes the maximum potential payments that would have been due to Ms. Vellayan as of September 30, 2009, upon designated situations outlined in her employment agreement.

Benefits and Payments Upon Termination	Voluntary Termination(1)	Involuntary for Cause Termination(1)	Involuntary not for Cause Termination(2)	Voluntary Termination with Good Reason(2)	Death or Disability(2)	Change of Control(3)
Salary	$ 8,462	$ 8,462	$283,462	$283,462	$283,462	$ 558,462
Bonus	206,250	206,250	206,250	206,250	206,250	431,250
Performance stock units(4)	—	—	—	—	—	—
Health benefits	—	—	12,000	12,000	12,000	18,000
Perquisites	—	—	—	—	—	—
Accrued PTO	12,594	12,594	12,594	12,594	12,594	12,594
Total company obligation	**227,306**	**227,306**	**514,306**	**514,306**	**514,306**	**1,020,306**
Stock options(5)	—	—	—	—	—	—
Total benefit to employee	**$227,306**	**$227,306**	**$514,306**	**$514,306**	**$514,306**	**$1,020,306**

(1) Amounts reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination and personal time off accrued through September 30, 2009.

(2) Amounts reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination, one year's base salary, twelve months' continuation of health benefits and personal time off accrued through September 30, 2009.

(3) Amounts shown are payable in the event of a termination of Ms. Vellayan's employment by Tier without cause, or a resignation by Ms. Vellayan for good reason, within one year after a change of control, and reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination, two times (a) base salary and (b) bonus equal to the average annual bonus paid to Ms. Vellayan (or for the most recent year, accrued for Ms. Vellayan) for the previous three years (or such shorter period during which Ms. Vellayan was employed), immediate vesting of any stock options, eighteen months' continuation of health benefits and personal time off accrued through September 30, 2009.

(4) As of September 30, 2009, the stock price performance targets that trigger the award of performance stock units had not been met; therefore, no units were considered awarded or vested for purposes of the table above. In the event Ms. Vellayan's employment terminates within 24 months of a change of control due to her death, disability, termination by Tier without cause, or resignation by Ms. Vellayan for good reason, all PSUs previously awarded (if any) will vest in full.

(5) The amount represents the value of vested options as of September 30, 2009 at a closing price of $8.48 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Chief Financial Officer

On July 1, 2008, we entered into an employment agreement with our Chief Financial Officer, Ronald W. Johnston. Pursuant to the terms of this agreement, Mr. Johnston is entitled to certain compensation and benefits, payable in a lump sum (with the exception of health benefits, which would be reimbursed monthly) within 30 days of the applicable event (or such later date as is required for compliance with tax laws governing deferred compensation) and provided in the case of a termination other than for death, disability, or cause or a voluntary termination by Mr. Johnston, Mr. Johnston signs a separation agreement and release. The following table describes the maximum potential payments that would have been due to Mr. Johnston as of September 30, 2009, upon designated situations outlined in his employment agreement.

Benefits and Payments Upon Termination	Voluntary Termination(1)	Involuntary for Cause Termination(1)	Involuntary not for Cause Termination(2)	Voluntary Termination With Good Reason(2)	Death or Disability(2)	Change of Control(3)
Salary	$ 8,369	$ 8,369	$280,369	$280,369	$280,369	$552,369
Bonus	165,000	165,000	165,000	165,000	165,000	371,250
Performance stock units(4)	—	—	—	—	—	—
Health benefits	—	—	12,000	12,000	12,000	18,000
Perquisites	—	—	—	—	—	—
Accrued PTO	26,049	26,049	26,049	26,049	26,049	26,049
Total company obligation	**199,418**	**199,418**	**483,418**	**483,418**	**483,418**	**967,668**
Stock options(5)	31,333	31,333	31,333	31,333	31,333	31,333
Total benefit to employee	**$230,751**	**$230,751**	**$514,751**	**$514,751**	**$514,751**	**$999,001**

(1) Amounts reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination and personal time off accrued through September 30, 2009.

(2) Amounts reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination, one year's base salary, twelve months' continuation of health benefits and personal time off accrued through September 30, 2009.

(3) Amounts shown are payable in the event of a termination of Mr. Johnston's employment by Tier without cause, or a resignation by Mr. Johnston for good reason, within one year after a change of control, and reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination, two times (a) base salary and (b) bonus equal to the average annual bonus paid to Mr. Johnston (or for the most recent year, accrued for Mr. Johnston) for the previous three years (or such shorter period during which Mr. Johnston was employed), immediate vesting of any stock options, eighteen months' continuation of health benefits and personal time off accrued through September 30, 2009.

(4) As of September 30, 2009, the stock price performance targets that trigger the award of performance stock units had not been met, therefore no units were considered awarded or vested for purposes of the table above. In the event Mr. Johnston's employment terminates within 24 months of a change of control due to his death, disability, termination by Tier without cause, or resignation by Mr. Johnston for good reason, all PSUs previously awarded (if any) will vest in full.

(5) The amount represents the value of vested options as of September 30, 2009 at a closing price of $8.48 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Senior Vice President, Strategic Marketing

On June 30, 2008, we entered into an employment agreement with our Senior Vice President, Strategic Marketing, Keith S. Kendrick. Pursuant to the terms of this agreement, Mr. Kendrick is entitled to certain compensation and benefits, payable in a lump sum (with the exception of health benefits, which would be reimbursed monthly) within 30 days of the applicable event (or such later date as is required for compliance with tax laws governing deferred compensation) and provided in the case of a termination other than for death, disability, or cause or a voluntary termination by Mr. Kendrick, Mr. Kendrick signs a separation agreement and release. The following table describes the maximum potential payments that would have been due to Mr. Kendrick as of September 30, 2009, upon designated situations outlined in his employment agreement.

Benefits and Payments Upon Termination	Voluntary Termination(1)	Involuntary for Cause Termination(1)	Involuntary not for Cause Termination(2)	Voluntary Termination With Good Reason(2)	Death or Disability(2)	Change of Control(3)
Salary	$ 8,154	$ 8,154	$273,154	$273,154	$273,154	$ 538,154
Bonus	21,500	21,500	21,500	21,500	21,500	419,000
Performance stock units(4)	—	—	—	—	—	—
Health benefits	—	—	12,000	12,000	12,000	18,000
Perquisites	—	—	—	—	—	—
Accrued PTO	14,593	14,593	14,593	14,593	14,593	14,593
Total company obligation	**44,247**	**44,247**	**321,247**	**321,247**	**321,247**	**989,747**
Stock options(5)	13,600	13,600	13,600	13,600	13,600	13,600
Total benefit to employee	**$57,847**	**$57,847**	**$334,847**	**$334,847**	**$334,847**	**$1,003,347**

(1) Amounts reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination and personal time off accrued through September 30, 2009.

(2) Amounts reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination, one year's base salary, twelve months' continuation of health benefits and personal time off accrued through September 30, 2009.

(3) Amounts shown are payable in the event of a termination of Mr. Kendrick's employment by Tier without cause, or a resignation by Mr. Kendrick for good reason, within one year after a change of control, and reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination, two times (a) base salary and (b) bonus equal to the average annual bonus paid to Mr. Kendrick (or for the most recent year, accrued for Mr. Kendrick) for the previous three years (or such shorter period during which Mr. Kendrick was employed), immediate vesting of options, eighteen months' continuation of health benefits and personal time off accrued through September 30, 2009.

(4) As of September 30, 2009, the stock price performance targets that trigger the award of performance stock units had not been met, therefore no units were considered awarded or vested for purposes of the table above. In the event Mr. Kendrick's employment terminates within 24 months of a change of control due to his death, disability, termination by Tier without cause, or resignation by Mr. Kendrick for good reason, all PSUs previously awarded (if any) will vest in full.

(5) The amount represents the value of vested options as of September 30, 2009 at a closing price of $8.48 less the cost to the employee to exercise the options at their exercise price.

Potential Payments Due under our Employment Agreement with our Vice President, General Counsel and Corporate Secretary

On May 6, 2009, we entered into an employment agreement with our Vice President, General Counsel and Corporate Secretary, Keith S. Omsberg. Pursuant to the terms of this agreement, Mr. Omsberg is entitled to certain compensation and benefits, payable in a lump sum (with the exception of health benefits, which would be reimbursed monthly) within 30 days of the applicable event (or such later date as is required for compliance with tax laws governing deferred compensation) and provided in the case of a termination other than for death, disability, or cause or a voluntary termination by Mr. Omsberg, Mr. Omsberg signs a separation agreement and release. The following table describes the maximum potential payments that would have been due to Mr. Omsberg as of September 30, 2009, upon designated situations outlined in his employment agreement.

Benefits and Payments Upon Termination	Voluntary Termination(1)	Involuntary for Cause Termination(1)	Involuntary not for Cause Termination(2)	Voluntary Termination With Good Reason(2)	Death or Disability(2)	Change of Control(3)
Salary	$ 5,846	$ 5,846	$195,846	$195,846	$195,846	$385,846
Bonus	—	—	—	—	—	96,833
Performance stock units(4)	—	—	—	—	—	—
Health benefits	—	—	12,000	12,000	12,000	18,000
Perquisites	—	—	—	—	—	—
Accrued PTO	19,026	19,026	19,026	19,026	19,026	19,026
Total company obligation	**24,872**	**24,872**	**226,872**	**226,872**	**226,872**	**519,705**
Stock options(5)	10,590	10,590	10,590	10,590	10,590	10,590
Total employee benefit	**$35,462**	**$35,462**	**$237,462**	**$237,462**	**$237,462**	**$530,295**

(1) Amounts reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination and personal time off accrued through September 30, 2009.

(2) Amounts reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination, one year's base salary, twelve months' continuation of health benefits and personal time off accrued through September 30, 2009.

(3) Amounts shown are payable in the event of a termination of Mr. Omsberg's employment by Tier without cause, or a resignation by Mr. Omsberg for good reason, within one year after a change of control, and reflect maximum salary earned but not paid prior to date of termination, accrued prior year bonus not paid prior to date of termination, two times (a) base salary and (b) bonus equal to the average bonus paid over the preceding three years (which average would include the retention payment in the amount of $85,000 pursuant to the February 5, 2007 retention agreement between Mr. Omsberg and Tier), immediate vesting of options that would have vested within eighteen months of the termination of Mr. Omsberg's employment, full vesting of all performance stock units awarded in accordance with the PSU Plan (if any), eighteen months' continuation of health benefits and personal time off accrued through September 30, 2009.

(4) As of September 30, 2009, the stock price performance targets that trigger the award of performance stock units had not been met, therefore no units were considered awarded or vested for purposes of the table above. In the event Mr. Omsberg's employment terminates within 24 months of a change of control due to his death, disability, termination by Tier without cause, or resignation by Mr. Omsberg for good reason, all PSUs previously awarded (if any) will vest in full.

(5) The amount represents the value of vested options as of September 30, 2009 at a closing price of $8.48 less the cost to the employee to exercise the options at their exercise price.

DIRECTOR COMPENSATION

The Governance and Nominating Committee of the Board determines the compensation of our non-employee Board members. Compensation is generally reviewed annually, and more frequently when the Governance and Nominating Committee deems necessary, and is compared with companies in the same peer group that is used for evaluating executive compensation. In addition to the results of peer group studies, prior annual retainers and per-meeting fees are taken into account to determine overall compensation.

The following table describes the compensation program for our non-employee directors:

Pay Component	Fiscal 2009
Board retainer (payable quarterly in arrears)	$20,000
Board member fee (per meeting)	
In-person meeting	1,000
Telephonic meeting	500
Committee chair retainer (payable quarterly in arrears)	
Audit committee	5,000
All other committees	2,500
Committee meeting fee (per meeting)	
In-person meeting	1,000
Telephonic meeting	500
Lead director retainer (payable quarterly in arrears)	5,000

In addition, we reimburse our Board members for reasonable expenses, including travel related expenses, incurred to attend Board and/or committee meetings.

Effective October 1, 2008, the Governance and Nominating Committee authorized an annual equity award, granted on the date of the annual stockholder meeting, of 9,000 restricted stock units payable in cash and vesting in full three years from the date of grant, subject to full vesting acceleration in the event of a change of control. The vesting and payout provisions of the restricted stock units under the circumstances described below are as follows:

- Death and disability — Pro rata vesting through the date of death or disability; immediate payout
- Voluntary resignation — Pro rata vesting through the date of resignation; payable at end of 3-year vesting period
- Termination for cause — Forfeit entire award
- Change of control-100% vesting, payable on date of change of control

Mr. Rossetti, the only director who is also a Tier employee, receives no compensation for serving as a director.

Fiscal 2009 Director Compensation

For our fiscal year ended September 30, 2009, our directors were compensated in the manner described above. The following table sets forth information regarding the compensation of our non-employee directors for the fiscal year ended September 30, 2009.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Charles W. Berger *(Chair Audit Committee)*	$41,000	$12,720	$53,720
Samuel Cabot III(2)	25,750	—	25,750
John J. Delucca *(Vice Chair Audit Committee)*	37,500	12,720	50,220
Daniel J. Donoghue(3)	17,000	12,720	29,720
Morgan P. Guenther *(Chair Governance and Nominating Committee)*	52,500	12,720	65,220
Philip G. Heasley *(Chair Compensation Committee and Lead Director)*	46,500	12,720	59,220
Michael R. Murphy(3)	19,500	12,720	32,220
David A. Poe *(Chair Data Security Committee)*	31,875	12,720	44,595
Zachary F. Sadek(3)	16,500	12,720	29,220
James R. Stone(4)	18,500	—	18,500

(1) The amounts included in this column reflect the dollar amount recognized as an expense for financial statement reporting purposes in fiscal 2009 for restricted stock unit awards, calculated in accordance with U.S. GAAP. Assumptions used in the calculation of these amounts are included in footnote 14 to the audited consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended September 30, 2009, as amended. The expense per member has been calculated as total expense to be recognized on the date of valuation per month multiplied by the number of months in measurement period, based on the following:

Number of RSUs awarded	9,000
Fair value of award (closing price on day of valuation)	$ 8.48
Total fair value	$76,320
Total months to recognize expense	36
Number of months in measurement period	6

The following table shows the aggregate number of stock awards and option awards outstanding at the end of fiscal year 2009 for each director:

Name	Stock Awards Outstanding	Options Outstanding
Charles W. Berger	9,000	140,000
John J. Delucca	9,000	40,000
Daniel J. Donoghue	9,000	—
Morgan P. Guenther	9,000	150,000
Philip G. Heasley	9,000	10,002
Michael R. Murphy	9,000	—
David A. Poe	9,000	6,668
Zachary F. Sadek	9,000	—

(2) Mr. Cabot's term of office expired when his successor was elected at our 2009 annual meeting.

(3) Messrs. Donoghue, Murphy and Sadek joined our Board in March 2009.

(4) Mr. Stone did not stand for re-election at our 2009 annual meeting.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board, and the Board approved, that the Compensation Discussion and Analysis be included in this annual report on Form 10-K as amended, and in the proxy statement for our 2010 annual meeting.

The foregoing report is given by the members of the Compensation Committee: Philip G. Heasley (Chair), Morgan P. Guenther, and Michael R. Murphy.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2009, the members of the Compensation Committee were Messrs. Cabot (through March 2009), Guenther, Heasley, and Murphy (from March 2009), none of whom was a current or former officer or employee of Tier and none of whom had any related person transaction involving Tier. No interlocking relationships exist between the Board of Directors or the Compensation Committee and the board of directors or the compensation committee of any other entity.

ITEM 12 — *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth certain information regarding the ownership of our common stock as of January 15, 2010 by: (i) each director and director nominee; (ii) each of our named executive officers; and (iii) all executive officers and directors of Tier as a group. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

	Common Stock Beneficially Owned	
Name of Beneficial Owner(1)	Total Number of Shares	Percent of Class(2)
Charles W. Berger	140,000(3)	*
John J. Delucca	50,000(4)	*
Daniel Donoghue	2,459,404(5)	13.5%
Morgan P. Guenther	140,000(3)	*
Philip Heasley	20,002(6)	*
Michael Murphy	2,459,404(5)	13.5%
David A. Poe	6,668(3)	*
Zachary Sadek	1,799,321(7)	9.9%
Ronald W. Johnston	81,666(8)	*
Keith Kendrick	30,000(9)	*
Keith S. Omsberg	37,500(10)	*
Ronald L. Rossetti	434,500(11)	2.3%
Nina K. Vellayan	53,564(12)	*
All directors and executive officers as a group (13 persons)	5,252,625(13)	27.6%

* Less than 1%

(1) Address: 10780 Parkridge Blvd, Suite 400, Reston, Virginia 20191, unless otherwise specified.

(2) The percentages shown are based on 18,150,965 shares of common stock outstanding as of January 15, 2010.

(3) Consists entirely of shares issuable upon the exercise of options exercisable on or before March 16, 2010.

(4) Includes 40,000 shares issuable upon the exercise of options exercisable on or before March 16, 2010.

(5) Address: 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606. Based solely on information contained in a Schedule 13D/A filed with the SEC by Discovery Group I, LLC on January 7, 2010. Discovery Group I, LLC is the sole general partner of Discovery Equity Partners, L.P. Discovery Equity Partners, L.P. beneficially owns 2,109,667 shares of common stock and Discovery Group I, LLC beneficially owns 2,459,404 shares of common stock. Daniel J. Donoghue and Michael R. Murphy are the sole managing members of Discovery Group I, LLC and may be deemed to beneficially own 2,459,404 shares of common stock.

(6) Includes 10,002 shares issuable upon the exercise of options exercisable on or before March 16, 2010.

(7) Address: 265 Franklin Street, 18th Floor, Boston, Massachusetts 02110. Based solely on information contained in a Schedule 13D/A filed with the SEC on January 15, 2010 by Giant Investment, LLC, ("Giant"); Parthenon Investors II, L.P. ("Parthenon"); PCap Partners II, LLC ("PCap Partners"); PCap II, LLC ("PCap II"); John C. Rutherford; and Ernest K. Jacquet (collectively, the "Parthenon Group"). Parthenon is a managing member of Giant, PCap Partners is a general partner of Parthenon, and PCap II is a managing member of PCap Partners. Giant directly beneficially owns 1,799,321 shares of common stock. As parents of Giant, Parthenon, PCap Partners and PCap II may be deemed to beneficially own their proportional interest in the shares of common stock directly and beneficially owned by Giant, comprising 1,748,401 shares of common stock. John C. Rutherford and Ernest K. Jacquet are control persons of various entities indirectly investing in Giant and may be deemed to beneficially own a proportional interest in the shares of common stock owned by Giant, comprising 1,799,321 shares of common stock. In addition, Exhibit 99.2 to a Schedule 13D/A filed by the Parthenon Group on January 6, 2009 indicated that Mr. Sadek, as a Vice President of PCap Managers LLC, an affiliate of Giant, may be deemed to indirectly beneficially own all of the shares directly beneficially owned by Giant, but that Mr. Sadek disclaims any such beneficial ownership.

(8) Consists entirely of shares issuable upon the exercise of options exercisable on or before March 16, 2010.

(9) Consists entirely of shares issuable upon the exercise of options exercisable on or before March 16, 2010.

(10) Consists entirely of shares issuable upon the exercise of options exercisable on or before March 16, 2010.

(11) Includes 385,000 shares issuable upon the exercise of options exercisable on or before March 16, 2010.

(12) Includes 40,000 shares issuable upon the exercise of options exercisable on or before March 16, 2010.

(13) Includes 910,836 shares issuable upon the exercise of options exercisable on or before March 16, 2010.

Significant Stockholders

The following table lists certain persons known by Tier to own beneficially more than five percent of Tier's outstanding shares of common stock as of January 15, 2010.

	Common Stock Beneficially Owned	
Name of Beneficial Owner	Total Number of Shares	Percent of Class(1)
Discovery Group I, LLC(2)	2,459,404	13.50%
Wells Fargo & Company(3)	2,109,746	11.60%
Giant Investment, LLC(4)	1,799,321	9.90%
Dimensional Fund Advisors LP(5)	1,761,302	9.70%
Heartland Advisors, Inc.(6)	1,738,574	9.60%
Signia Capital Management, LLC (7)	1,432,650	7.90%

(1) The percentages shown are based on 18,150,965 shares of common stock outstanding as of January 15, 2010.

(2) Address: 191 North Wacker Drive, Suite 1685, Chicago, Illinois 60606. Based solely on information contained in a Schedule 13D/A filed with the SEC by Discovery Group I, LLC on January 7, 2010. Discovery Group I, LLC is the sole general partner of Discovery Equity Partners, L.P. Discovery Equity Partners, L.P. beneficially owns 2,109,667 shares of common stock and Discovery Group I, LLC beneficially owns 2,459,404 shares of

common stock. Daniel J. Donoghue and Michael R. Murphy, each of whom is a member of our Board of Directors, are the sole managing members of Discovery Group I, LLC and may be deemed to beneficially own 2,459,404 shares of common stock.

(3) Address: For Wells Fargo & Company, 420 Montgomery Street, San Francisco, California 94104; for Wells Capital Management Incorporated, 525 Market Street, 10th Floor, San Francisco, California 94105. Based solely on information contained in a Schedule 13G/A filed with the SEC on January 26, 2009 by Wells Fargo & Company and its subsidiary, Wells Capital Management Incorporated. This table reflects the shares of common stock owned by Wells Fargo & Company and Wells Capital Management Incorporated as of December 31, 2009.

(4) Address: 265 Franklin Street, 18th Floor, Boston, Massachusetts 02110. Based solely on information contained in a Schedule 13D/A filed with the SEC on January 15, 2010 by Giant Investment, LLC, ("Giant"); Parthenon Investors II, L.P. ("Parthenon"); PCap Partners II, LLC ("PCap Partners"); PCap II, LLC ("PCap II"); John C. Rutherford; and Ernest K. Jacquet (collectively, the "Parthenon Group"). Parthenon is a managing member of Giant, PCap Partners is a general partner of Parthenon, and PCap II is a managing member of PCap Partners. Giant directly beneficially owns 1,799,321 shares of common stock. As parents of Giant, Parthenon, PCap Partners and PCap II may be deemed to beneficially own their proportional interest in the shares of common stock directly and beneficially owned by Giant, comprising 1,748,401 shares of common stock. John C. Rutherford and Ernest K. Jacquet are control persons of various entities indirectly investing in Giant and may be deemed to beneficially own a proportional interest in the shares of common stock owned by Giant, comprising 1,799,321 shares of common stock. In addition, Exhibit 99.2 to a Schedule 13D/A filed by the Parthenon Group on January 6, 2009 indicated that Mr. Sadek, who is a member of our Board of directors, may be deemed to indirectly beneficially own all of the shares directly beneficially owned by Giant due to his position as a Vice President of PCap Managers LLC, an affiliate of Giant, but that Mr. Sadek disclaims any such beneficial ownership.

(5) Address: Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Based solely on information contained in a Schedule 13G/A filed with the SEC by Dimensional Fund Advisors LP ("Dimensional") on February 9, 2009. In its role as an investment advisor or manager to certain investment companies, trusts and accounts (the "Funds"), Dimensional possesses investment and/or voting power over the shares shown in the table above, and may be deemed to be the beneficial owner of such shares. However, all shares reported above are owned by the Funds, and Dimensional disclaims beneficial ownership of such shares. This table reflects the shares of common stock deemed beneficially owned by Dimensional as of December 31, 2008.

(6) Address: 789 North Water Street, Milwaukee, Wisconsin 53202. Based solely on information contained in a Schedule 13G/A filed with the SEC by Heartland Advisors, Inc. on February 11, 2009. This table reflects the shares of common stock that may be deemed beneficially owned by (1) Heartland Advisors, Inc., by virtue of its investment discretion and voting authority granted by certain clients, and (2) William J. Nasgovitz, as a result of his ownership interest in Heartland Advisors, Inc, in each case as of December 31, 2008. Heartland Advisors, Inc. and Mr. Nasgovitz specifically disclaim beneficial ownership of these shares.

(7) Address: 108 N. Washington St. Ste 305, Spokane, WA 99201. Based solely on information contained in a Schedule 13G filed with the SEC by Signia Capital Management, LLC on February 13, 2009. This table reflects shares of common stock beneficially owned by Signia Capital Management, LLC as of December 31, 2008.

Equity Compensation Plan Information

The following table provides information about the securities authorized for issuance under our equity compensation plan as of September 30, 2009:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrant and Rights (In thousands)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (In thousands)
Equity compensation plans			
Approved by security holders	2,359	$7.86	1,353
Not approved by security holders	—	—	—
Total	2,359	$7.86	1,353

ITEM 13 — *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE*

Certain Relationships and Related Transactions

Related Person Transaction Policy

The Board has adopted a written policy and procedures for review, approval, and ratification of transactions involving Tier and "related persons". Related persons include Tier's executive officers, directors, 5% or more beneficial owners of our common stock, immediate family members of these persons, and entities in which one of these persons has a direct or indirect material interest. The policy covers any related person transaction exceeding $50,000 in which a related person had or will have a direct or indirect material interest.

Policies and Procedures for Review, Approval, or Ratification of Related Person Transactions

We use the following policies and procedures in connection with the review, approval, or ratification of related person transactions:

- Any related person transaction proposed to be entered into by Tier must be reported to our General Counsel.
- The Governance and Nominating Committee shall review and approve all related person transactions, prior to effectiveness or consummation of the transaction, whenever practicable.
- If the General Counsel determines that advance approval of a related person transaction is not practicable under the circumstances, the Governance and Nominating Committee shall review and, in its discretion, may ratify the related person transaction at the next Governance and Nominating Committee meeting, or at the next meeting following the date that the related person transaction comes to the attention of the General Counsel; provided, however, that the General Counsel may present a related person transaction arising in the time period between meetings of the Governance and Nominating Committee to the Chair of the Governance and Nominating Committee, who shall review and may approve the related person transaction, subject to ratification by the Governance and Nominating Committee at the next meeting.
- Previously approved transactions of an ongoing nature shall be reviewed by the Governance and Nominating Committee annually to ensure that such transactions have been conducted in accordance with the previous approval granted by the Governance and Nominating Committee, if any, and that all required disclosures regarding the related person transaction are made.

Standards for Review, Approval, or Ratification of Related Person Transactions

The Committee reviews, approves, or ratifies a related party transaction primarily based on the following standards:

- the related person's interest in the transaction, the dollar value of the amount involved, and the dollar value of the amount of the related person's interest, without regard to profit or loss;
- whether the transaction was undertaken in the ordinary course of business;
- whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The Committee may approve or ratify the transaction only if the Committee determines that, under all of the circumstances, the transaction is in Tier's best interests. The Committee may impose any conditions on the related person transaction that it deems appropriate.

Transactions not covered by Related Person Transaction Policy

Our Board has determined that specific types of interests and transactions identified in the policy do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of the policy, including:

1. interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction with the Company and do not receive any special benefits as a result of the transaction and (c) the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenues of the company receiving payment under the transaction;

2. a transaction that is specifically contemplated by provisions of our charter or bylaws; and

3. transactions that do not constitute related person transactions pursuant to the instructions to the SEC's related person transaction disclosure rule.

Tier paid Edgar, Dunn & Company, or EDC, approximately $158,000 for consulting services in fiscal year 2009. David Poe, a director of the Company, is a director and officer of EDC and a holder of less than 10% of EDC's outstanding shares. Mr. Poe was not involved in the negotiation of the terms of the transaction with the Company and did not receive any special benefits as a result of the transaction. The transaction with EDC during fiscal year 2009 was not reviewed under the related person transaction policy because it met the criteria set forth in item 1 above, and accordingly was not a related person transaction for purposes of the policy.

Director Independence

Under NASDAQ rules, a director will only qualify as an "independent director" if, in the opinion of our Board, the person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board determined that each of its current directors other than Mr. Rossetti — that is, each of Charles W. Berger, John J. Delucca, Daniel J. Donoghue, Morgan P. Guenther, Philip G. Heasley, Michael R. Murphy, David A. Poe, and Zachary F. Sadek — does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 5605(a)(2) of the NASDAQ Stock Market, Inc. Listing Rules. Samuel Cabot III and James R. Stone served on our Board of Directors during the fiscal year ended September 30, 2009; their terms of office expired when their successors were elected at the 2009 annual meeting. Our board previously determined that Messrs. Cabot and Stone did not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors was an "independent director" as defined under Rule 5605(a)(2) of the NASDAQ Stock Market, Inc. Listing Rules.

Lead Director

Consistent with our Corporate Governance Guidelines, our Board has elected Philip G. Heasley as a "Lead Director" in order to facilitate communication between management and the independent directors. The principal responsibilities of the Lead Director are to consult with the CEO and Chairman of the Board regarding the agenda for meetings of the Board, schedule and prepare agendas for meetings of independent directors, communicate with the CEO and Chairman, act as principal liaison between the independent directors and the CEO and Chairman on sensitive issues, and raise issues with management on behalf of the independent directors when appropriate.

ITEM 14 — *PRINCIPAL ACCOUNTING FEES AND SERVICES PRINCIPAL ACCOUNTING FEES AND SERVICES*

The aggregate fees billed by McGladrey & Pullen LLP, or McGladrey, to us for the fiscal years ended September 30, 2009 and 2008 are as follows (in thousands):

	2009	2008
	(In thousands)	
Audit Fees(1)	$539	$540
Audit Related Fees(2)	52	—
Tax Fees	—	—
All Other Fees	—	—
Total	$591	$540

(1) Represents fees for the audit of our financial statements, review of our quarterly financial statements, audit of our internal controls, and advice on accounting matters directly related to the audit and audit services provided in connection with other statutory and regulatory filings.

(2) Represents fees associated with the review of ChoicePay financial statements, as a result of the acquisition of ChoicePay in January 2009.

The Audit Committee has a policy requiring that it approve the scope, extent, and associated fees of any audit services provided by our independent registered public accounting firm and that it pre-approve all non-audit related services performed by the independent registered public accounting firm. For the fiscal year ended September 30, 2009, the Audit Committee pre-approved 100% of the services performed by McGladrey and did not rely on the *de minimis* exception under Rule 2-01(c)(7)(i)(C) of Regulation S-X under the Exchange Act.

PART IV

ITEM 15 — *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)

No financial statements or schedules are filed with this report on Form 10-K/A.

Exhibits

Exhibit Number	Exhibit Description
2.1	Purchase and Sale Agreement between Tier Technologies, Inc. and Informatix, Inc., dated June 30, 2008(1)

Exhibit Number	Exhibit Description
2.2	Asset Purchase Agreement between Tier Technologies, Inc., Cowboy Acquisition Company and ChoicePay, Inc., dated as of January 13, 2009(2)
3.1	Restated Certificate of Incorporation(3)
3.2	Amended and Restated Bylaws of Tier Technologies, Inc., as amended(4)
4.1	Form of common stock certificate(3)
4.2	See Exhibits 3.1 and 3.2, for provisions of the Restated Certificate of Incorporation and Amended and Restated Bylaws, as amended of the Registrant defining rights of the holders of common stock of the Registrant
10.1	Amended and Restated 1996 Equity Incentive Plan, dated January 28, 1999(6)*
10.2	Form of Incentive Stock Option Agreement under the Registrant's Amended and Restated 1996 Equity Incentive Plan(7)*
10.3	Form of Nonstatutory Stock Option Agreement under the Registrant's Amended and Restated 1996 Equity Incentive Plan(7)*
10.4	Amended and Restated 2004 Stock Incentive Plan(8)*
10.5	Form of Incentive Stock Option Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(8)*
10.6	Form of Nonstatutory Stock Option Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(8)*
10.7	Form of Restricted Stock Agreement under the Registrant's Amended and Restated 2004 Stock Incentive Plan(8)*
10.8	Form of California Indemnification Agreement(9)
10.9	Form of Delaware Indemnification Agreement for officers(29)
10.10	Form of Delaware Indemnification Agreement for directors(29)
10.11	Tier Corporation 401(k) Plan, Summary Plan Description(9)*
10.12	Supplemental Indemnity Agreement by and between Registrant and Bruce R. Spector, dated September 2, 2004(11)*
10.13	Employment Agreement dated July 1, 2004 between Tier Technologies, Inc. and Ms. Deanne M. Tully(10)*
10.14	Executive Severance and Change in Control Benefits Agreement(10)*
10.15	Amended and Restated Credit and Security Agreement between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank dated March 6, 2006(12)
10.16	Form of Employment Security Agreements between Tier Technologies, Inc., and each of Steven Beckerman, Todd Vucovich, and Michael Lawler, dated March 28, 2006(13)*
10.17	Employment Agreement between Tier Technologies, Inc., and Ronald L. Rossetti, dated July 26, 2006(14)*
10.18	Non-Statutory Stock Option Agreement between Tier and Ronald L. Rossetti, dated July 26, 2006(14)*
10.19	Description of Option Grants awarded to David E. Fountain, Steven M. Beckerman, Michael Lawler, Deanne Tully, Stephen Wade, Charles Berger, Samuel Cabot, Morgan Guenther, T. Michael Scott, Bruce Spector, and fifteen other employees on August 24, 2006(15)*
10.20	Employment Agreement between Tier Technologies, Inc. and David E. Fountain, dated December 11, 2006(16)*
10.21	First Amendment to Amended and Restated Credit and Security Agreement dated March 20, 2007 between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank(17)
10.22	Second Amendment to Amended and Restated Credit and Security Agreement dated September 26, 2007 between the Registrant, Official Payments Corporation, EPOS Corporation and City National Bank(18)
10.23	Share Repurchase Agreement between CPAS Systems, Inc., Tier Ventures Corporation and Tier Technologies, Inc. dated June 29, 2007(19)
10.24	Employment Agreement between Tier Technologies, Inc., and Kevin Connell, dated August 9, 2007(20)*

Exhibit Number	Exhibit Description
10.25	Transition Agreement between Tier Technologies, Inc., and Deanne M. Tully dated December 12, 2007(29)*
10.26	Separation Agreement and Release between Tier Technologies, Inc., and Todd F. Vucovich, dated February 12, 2007(29)*
10.27	Amendment to the Separation Agreement and Release between Tier Technologies, Inc., and Todd F. Vucovich, dated November 15, 2007(29)*
10.28	Employment Agreement between Tier Technologies, Inc. and Ronald L. Rossetti, dated April 30, 2008(21)*
10.29	Employment Agreement between Tier Technologies, Inc. and Keith Kendrick, dated June 30, 2008(22)*
10.30	Employment Agreement between Tier Technologies, Inc. and Ronald W. Johnston, dated July 1, 2008(22)*
10.31	Independent Contractor Agreement between Tier Technologies, Inc. and Steven M. Beckerman, dated August 6, 2008(23)*
10.32	Third Amendment to Amended and Restated Credit and Security Agreement between Tier Technologies, Inc., Official Payments Corporation, EPOS Corporation and City National Bank dated September 29, 2008(24)
10.33	Employment Agreement between Tier Technologies, Inc. and Nina K. Vellayan, dated September 22, 2008(25)*
10.34	UBS Offering Letter dated October 8, 2008, together with Acceptance Form of Tier Technologies, Inc., dated November 11, 2008(26)
10.35	UBS Offering Letter dated October 8, 2008, together with Acceptance Form of Official Payments Corporation, dated November 11, 2008(26)
10.36	Enterprise Value Award Plan Amendment to Reflect Supplemental Award dated December 4, 2008 between Tier Technologies, Inc. and Ronald L. Rossetti(27)*
10.37	Tier Technologies, Inc. Executive Performance Stock Unit Plan (30)*
10.38	Employment Agreement between Tier Technologies, Inc. and Keith Omsberg, effective as of May 6, 2009(28)*
10.39	Renewal Letter: Short Clear Extension of Termination Date between Tier Technologies, Inc., Official Payments Corporation, EPOS Corporation and City National Bank(31)
21.1	Subsidiaries of the Registrant(31)
23.1	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm(31)
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934(31)
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934(31)
31.3	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934(32)
31.4	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934(32)
31.5	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934†
31.6	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934†
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(31)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(31)

* Management contract or compensatory plan required to be filed as an exhibit to this report

† Filed as an exhibit to this report

(1) Filed as an exhibit to Form 8-K, filed July 7, 2008, and incorporated herein by reference

(2) Filed as an exhibit to Form 8-K, filed on January 20, 2009, and incorporated herein by reference

(3) Filed as an exhibit to Form 8-K, filed on July 19, 2005, and incorporated herein by reference

(4) Filed as an exhibit to Form 8-K, filed on February 24, 2009, and incorporated herein by reference

(5) Filed as an exhibit to Form 10-Q/A, filed November 3, 2008, and incorporated herein by reference

(6) Filed as an exhibit to Form 10-Q, filed May 11, 2001, and incorporated herein by reference

(7) Filed as an exhibit to Form 8-K, filed November 12, 2004, and incorporated herein by reference

(8) Filed as an exhibit to Form 8-K, filed July 5, 2005 and incorporated herein by reference

(9) Filed as an exhibit to Form S-1 (No. 333-37661), filed on October 10, 1997, and incorporated herein by reference

(10) Filed as an exhibit to Form 10-K, filed October 27, 2006, and incorporated herein by reference

(11). Filed as an exhibit to Form 10-K, filed December 28, 2004, and incorporated herein by reference

(12) Filed as an exhibit to Form 8-K, filed March 9, 2006, and incorporated herein by reference

(13) Filed as an exhibit to Form 8-K, filed April 3, 2006, and incorporated herein by reference

(14) Filed as an exhibit to Form 8-K, filed August 1, 2006, and incorporated herein by reference

(15) Filed as an exhibit to Form 8-K, filed August 29, 2006, and incorporated herein by reference

(16) Filed as an exhibit to Form 10-K, filed December 13, 2006, and incorporated herein by reference

(17) Filed as an exhibit to Form 8-K, filed March 28, 2007, and incorporated herein by reference

(18) Filed as an exhibit to Form 8-K, filed September 27, 2007, and incorporated herein by reference

(19) Filed as an exhibit to Form 8-K, filed July 3, 2007, and incorporated herein by reference

(20) Filed as an exhibit to Form 10-Q, filed August 9, 2007, and incorporated herein by reference

(21) Filed as an exhibit to Form 10-Q, filed May 6, 2008, and incorporated herein by reference

(22) Filed as an exhibit to Form 8-K, filed July 7, 2008, and incorporated herein by reference

(23) Filed as an exhibit to Form 8-K, filed August 7, 2008, and incorporated herein by reference

(24) Filed as an exhibit to Form 8-K, filed October 3, 2008, and incorporated herein by reference

(25) Filed as an exhibit to Form 10-K, filed December 8, 2008, and incorporated herein by reference

(26) Filed as an exhibit to Form 10-Q, filed February 9, 2009, and incorporated herein by reference

(27) Filed as an exhibit to Form 10-Q, filed May 11, 2009, and incorporated herein by reference

(28) Filed as an exhibit to Form 8-K, filed May 19, 2009, and incorporated herein by reference

(29) Filed as an exhibit to Form 10-K, filed December 14, 2007, and incorporated herein by reference

(30) Filed as an exhibit to Form 8-K, filed January 22, 2009, and incorporated herein by reference

(31) Previously filed as an exhibit to Form 10-K filed November 10, 2009

(32) Previously filed as an exhibit to Form 10-K/A filed January 28, 2010

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIER TECHNOLOGIES, INC.

By: /s/ Ronald L. Rossetti

Ronald L. Rossetti
Chief Executive Officer

Dated: March 15, 2010